
05009171

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EMI Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 373 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/21/05

Connect.

Annual Report 2005


EMI

Contents

Our company

More than 230 online stores around the world now offer music legally, over 10 times the number in January 2003.

Source: IFPI

The world's finest record collection

EMI Music owns an outstanding catalogue of recordings covering all key music genres. This is a selection of just some of the best-selling albums in the EMI catalogue.



Our company




Capitol
RECORDS

EMI is a music content company operating in more than 50 countries. Our music publishing company is the largest and most successful in the world. We have many renowned labels, including Blue Note, Capitol, Capitol Nashville, EMI Christian Music Group, EMI Classics, Parlophone and Virgin as well as the legendary Abbey Road Studios.

Our aim is to build shareholder value by developing the best musical content at EMI Music and EMI Music Publishing and fully exploiting this unique content on a global basis through all viable and economically attractive channels. We do this by working with, and nurturing, the world's best recording artists and songwriters; marketing and promoting their music; and delivering it to consumers in the ways they want.

Now is a very good time to be the owner of exceptional creative content. The digital revolution has dramatically changed how consumers can access and buy music and is expanding retail opportunities. New formats, uses, outlets and channels for our music content – particularly those related to digital music – are providing real growth in our markets. We continue to invest in a considered, structured way to yield the greatest value from our music content and the many new opportunities brought about by digital advances.

Creative industries such as music have long been recognised for their social, cultural and educational contribution. Today, they lie at the heart of the modern information society and are increasingly seen by governments and policymakers as key drivers of economic prosperity and innovation.

EMI today has an outstanding catalogue of songs and recordings covering all key music genres, geographies and time periods. We constantly strive to expand this catalogue, as hits of today become the classics of tomorrow.




Norah Jones

EMI Music has a diverse roster of around 1,000 talented recording artists, including music legends such as The Beatles, the Rolling Stones and Mstislav Rostropovich; contemporary big sellers like Norah Jones, Robbie Williams, Kylie Minogue and Coldplay; newly successful acts such as Joss Stone, Keith Urban and Yellowcard; plus some of the finest classical artists including Nigel Kennedy, Simon Rattle, Itzhak Perlman and Angela Gheorgiu.

EMI Music Publishing's one million strong song catalogue contains older and contemporary titles – the product of many of the world's leading songwriters. Our perennial best-selling songs include *Bohemian Rhapsody*, *I Heard It Through The Grapevine*, *New York, New York*, *Over the Rainbow*, the *James Bond theme*, *Singin' In The Rain*, *Santa Claus is Comin' to Town*, *Wild Thing*, *We Will Rock You*, *Angels*, *Baby Love*, *Crazy In Love* and *Daydream Believer*.


Virgin
Records

The music industry has always been highly competitive and technological advances, in recent years, have led to considerable change. EMI has embraced this change, taking important steps to position our company so that we compete most effectively, and can grow and benefit as our market improves. We have built a highly capable, experienced management team, strengthened our capital structure, improved our business disciplines, developed new business models and, most importantly, continued to invest in the best creative talent around the world.

'Our aim is to build shareholder value by developing the best musical content and fully exploiting this unique content on a global basis.'






TRADE
MARK
Parlophone


EMI MUSIC PUBLISHING



Improving operations

Central to EMI's strategy is our commitment to continuous improvement in our effectiveness as well as our efficiency. We have taken a series of steps to lower our fixed costs and improve our profitability. Over the last three years these efforts have reduced our fixed costs by £150m. We have already delivered £135m of those savings, and expect to realise the remaining £15m in the financial year just started.

Among the initiatives taken, we have reorganised our North American recorded music operations, consolidated back office functions and streamlined certain labels in Continental Europe. In addition, we have outsourced our primary manufacturing facilities which will maximise our flexibility in a music world that we believe will become less oriented toward physical products.

We are currently investing in a technology change programme in both businesses that will enable us to harness the opportunities brought about by digital technology. This multi-year effort is well underway, developing the infrastructure upon which we can grow and compete yet more effectively, further enhance our profitability and ensure that our artists reach their highest potential.

Of course, as important as an effective strategy is a company's capability to execute that strategy. Our people are the lifeblood of our company and we are committed to their personal development. We employ talented individuals with creativity, a passion for music, a willingness to take risks and a spirit of enterprise – all balanced by financial responsibility, integrity and accountability.

Developing and marketing our music content

We have continued to invest in our recording artists and songwriters, building our bank of content. While music by the likes of The Beatles, Pink Floyd, Queen, Maria Callas, Frank Sinatra, Nat King Cole and The Beach Boys can be timeless and generate attractive revenue for decades, current artists and songwriters whose music forms an important part of today's popular culture are essential for delivering sustained growth. An area of particular focus is the expansion of our American repertoire. This offers good growth prospects for EMI Music as we are still relatively underrepresented in the US recorded music market.

EMI Music and EMI Music Publishing are committed to developing a portfolio that spans key musical styles or genres to serve the shifting tastes of consumers. Both also maintain a global approach to building their rosters, focusing on artists and songwriters with international appeal as well as those whose music is targeted at a national audience. Locally originated music is an important element in a range of countries. For example, in Japan about 70% of music sold is from local artists, 60% in France and about 50% in Italy and Spain. We believe that to be the most successful music company, we must compete effectively with both international and local music.

The world's greatest songs

Ain't No Mountain High Enough
At Last
Bent
Bohemian Rhapsody
Breaking Up Is Hard To Do
Can't Take My Eyes Off You
Crazy In Love
Dancing In The Street
Everlasting Love
Fallin'
Frontin'
Get Busy
The Good, The Bad And The Ugly (Theme)
Help Me Make It Through The Night
Hero
I Heard It Through The Grapevine
I Second That Emotion
I'm A Believer
Iris
It's Only Rock n' Roll (But I Like It)
Just Like A Pill
Let's Get It On
Let The Sunshine In
Louie Louie
Material Girl
Money (That's What I Want)

EMI Music Publishing controls the copyright to more than 1 million hit songs. Together they comprise the best-performing song catalogue in the world.

Moonlight Serenade Never Can Say Goodbye Nobody Does It Better On Bended Knee One More Night Oye Como Va The Pink Panther Theme Reach Out I'll Be There The Shadow Of Your Smile Smells Like Teen Spirit Stand By Your Man Start Me Up Stranger On The Shore That's The Way (I Like It) Three Times A Lady Try A Little Tenderness U Got It Bad The Way We Were The Way You Do The Things You Do What Becomes Of The Brokenhearted Where Were You (When The World Stopped Turning) Will You Love Me Tomorrow You Can't Hurry Love

EMI Music Publishing signs songwriters who are capable of writing the hits of today. These songs will sell year after year as EMI markets them so they are repeatedly performed, recorded or used in advertisements, films, television programmes or computer games. Many of these songwriters are current recording artists with an established, active market for their music. However, EMI has also sought out talented writer/producers who work with the top recording artists. Through this approach, EMI Music Publishing has maintained the world's leading roster of active songwriters whose collective presence in the current charts towers above other publishers. Our prolific songwriters include Alicia Keys, Usher, Jamiroquai, Kanye West, Ms Dynamite, Rob Thomas, Norah Jones, Jay-Z, Cathy Dennis, Guy Chambers, Pharrell Williams, Scissor Sisters, P. Diddy and Sting.



EMI Music focuses on signing and developing recording artists with the potential for growing success over a series of albums. Through targeted marketing and promotion of that music we seek to build an ever-broadening set of fans for each artist. We believe that developing long-term career artists, who have a substantial base of fans eagerly awaiting each new release, is the best way to grow sales and optimise profitability. The following are a few examples from our active roster of career artists:


Mute


AbbeyRoad

- Robbie Williams has released a total of eight albums and a range of DVD-music videos with EMI. Collectively, these have sold over 40m units since 1997 – and they keep selling. Robbie Williams is recording his next album which is planned for release in the current financial year.
- At the beginning of 2002, Norah Jones was a virtually unknown artist. Since then, she has become a global superstar, selling almost 30m units of her two albums. With this level of sales, along with her record-setting eight Grammy awards won in one year, Norah Jones is one of the top female artists in the world today.
- We have released four albums by Utada Hikaru since 1999 and she is now one of the most popular Japanese artists recording today. Her albums and videos have collectively sold over 25m units.
- Coldplay has developed a massive global fan base through its two albums. The first album has sold 7m units while their second has sold 10m copies so far. Their eagerly awaited third album, *X & Y*, is being released in June 2005.
- Joss Stone, Chingy and Keith Urban are all examples of new artists from our US labels who EMI has broken through to multi-million unit sales success in the last two years, and who also during that time have each had two albums selling in excess of 1m units.


BIRTH OF THE


BLUE NOTE

Exploiting our creative content
As the owner of one of the world's best catalogues of music content, EMI has been, and continues to be, intensely focused on maximising the uses, formats and outlets for our recording and song copyrights.

The music industry is undergoing a transformation brought about by new digital music formats and channels. While digital technologies enable new, virulent forms of music piracy, they can also offer new legal ways to consume music and are ultimately fuelling consumers' appetite for music. The explosion in digital music catalysed by portable players such as the iconic iPod and mobile phones are helping to transform the consumer experience and creating exciting, new revenue opportunities. So while driving our own business in new directions, we are stimulating other new businesses which will create growth for us all in the future.

EMI Music
Christian Music Group

In this digital environment, protecting the use and term of our music copyrights is an ever more important element of our strategy. Over the last three years, we have increased our investment in fighting piracy, both online and physical. We have established a team around the world who develop and implement anti-piracy initiatives locally. We are at the forefront of the industry's efforts in this area, raising the level of consumer awareness, lobbying governments, utilising technological countermeasures, and, where necessary, taking legal actions against those stealing or facilitating the theft of music. We believe these efforts are having a positive impact.


ROLLING
STONES
FORTY
LICKS



Consumer acceptance of digital music since launch has been exceptionally strong. It is estimated that the global recorded music industry has seen digital music go from virtually nothing two years ago to more than 2% of sales in the financial year just ended, and an estimated 3% to 4% of sales in the first calendar quarter of 2005. We recognise that it is very difficult today to forecast the multi-year path of digital industry sales, as these are still early days for digital music.


M A N
H A T
T A N ™

Consumer-based econometric research commissioned by EMI projects that digital music, in all its forms, could represent as much as 25% of total global recorded music industry sales in five years. While a portion of digital sales will substitute for physical sales, the research finds that the overall effect of digital music is positive for the industry, and could drive a compound annual growth rate of 5% to 2010 for the global recorded music market. Other research companies have estimated similar levels of total music industry growth, given their projected positive impact from digital music.


Angel®

This type of digital uptake will be beneficial to both arms of our business, fuelling revenue growth and profitability increases. While physical formats will likely be the larger part of our business for many years to come – and there remains a host of opportunities to develop new physical propositions – digital music expands consumers' opportunities to buy music. Stores are open round the clock and product is never out of stock. Shelf space is unlimited, enabling us to offer the full range of our catalogue including the older hits, specialised genres and music in all languages.


EMI
RATTLE
BERLINER
mahler
5



Certain costs borne in the physical world such as manufacturing, returns and pick-pack-ship are not relevant for digital products. For physical products, these costs are in the range of 15% to 18% of sales. While there are some digital-specific variable costs and infrastructure investments needed to fully pursue the digital opportunity, it is reasonable to expect that our company will be more profitable as digital sales grow as a proportion of our business.


EMI
CLASSICS

Developing technologies and business models centred around digital music are presenting new and exciting opportunities on an almost daily basis for our music content. While we cannot yet be precise on the magnitude and timing of this growth, we are pursuing it with our full energy, confident in the strength of our position as the owner of a highly valuable commodity – one of the best banks of music content in the world.

Eric Nicoli
Chairman

- Sales in constant currency grew by 4.9% at EMI Music Publishing but fell by 7.4% at EMI Music, resulting in a 5.1% decline in turnover for EMI Group
- Group digital sales more than tripled to £49.7m, delivering 2.5% of total turnover for the year and 3.5% in the final quarter
- Group operating margin increased to 12.0% from 11.8%
- Restructuring initiatives delivered cost savings of £35m in the year, £10m ahead of plan
- Group profit before tax, amortisation and exceptional items was £141.9m, in line with EMI's 15 April trading update
- Full-year dividend maintained at 8.0p per share

Financial summary

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m
Group turnover	**1,942.8**	2,120.7
EBITDA (i)	**256.8**	284.3
Group operating profit (EBITA) (ii)	**232.9**	249.3
Adjusted PBT (iii)	**141.9**	163.3
Profit (loss) before taxation	**91.8**	(52.8)
Adjusted diluted earnings per share (iv)	**13.0p**	15.5p
Basic earnings per share	**7.2p**	(9.1)p
Dividend per share	**8.0p**	8.0p
Return on sales (v)	**12.0%**	11.8%
Interest cover (vi)	**3.0x**	3.3x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.
(iii) Adjusted PBT is before operating, non-operating and financial exceptional items and amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before operating, non-operating and financial exceptional items and amortisation of goodwill and music copyrights.
(v) *Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights* as a percentage of Group turnover.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding non-periodic interest and exceptional items.



It is estimated there will be 2 billion mobile phone subscriptions worldwide by the end of 2005.

Source: Nokia

Joss Stone

With a further four million albums sold, two Brit awards and a show stopping Grammy performance, Joss Stone recently featured in Gap's US TV campaign for white jeans.



Chairman's statement



Eric Nicoli
Chairman
EMI Group

Global music market conditions continued to improve during the year. A key driver has been the very rapid growth in legitimate digital music. For the year, digital music represented more than two percent of the global music market as compared to last year when sales had just started to take off. We remain confident that digital music will drive the industry forward at attractive growth rates in the coming years and that it will become a significantly larger proportion of our business.

We are also encouraged by trends in global physical music sales, where declines continued to moderate. During the year we saw a considerable improvement in Continental Europe, one of the most challenging regions in recent years. While we still saw a decline in value year-on-year, the magnitude of decline has significantly reduced, particularly in the key German and French markets. We also saw a notable improvement in the Japanese and Latin American markets. The North American market softened during the year, particularly during our second half.

EMI Music's performance for the financial year was impacted by lower than anticipated reorders in the fourth quarter and the rescheduling of two major albums into the current financial year. We believe that the fundamental business under the leadership of Alain Levy has made, and will continue to make, good progress.

During the year, we successfully completed our announced restructuring initiatives at EMI Music, including the outsourcing of manufacturing in the United States and Europe and the restructuring of some of our labels in particular in Continental Europe. These initiatives delivered combined cost savings of £35m in the year, £10m ahead of plan. The remaining £15m of annualised savings are expected to be realised in the current financial year, bringing the total annualised cost savings to £50m. We continue to be focused on improving our overall efficiency through efforts targeted at procurement and marketing effectiveness together with our IT change programme.

EMI Music has continued to invest in artist development, the core of our business, and has a strong track record of developing artists who have success on a multiple-album basis. Top sellers in the year included albums from Robbie Williams, Tina Turner, Norah Jones, Beastie Boys, Blue, Kylie Minogue, Lenny Kravitz, Chingy and Moby. During the year, EMI Music continued to build upon the initial success of newer superstars, Joss Stone, Keith Urban and Yellowcard. We are continually strengthening our active roster of global superstars which numbers nearly 50 artists.

EMI Music is aggressively pursuing the digital market. During the year, we have worked hard to put in place the right digital partnerships globally to ensure that, as an owner of digital content, we maximise this opportunity.

EMI Music Publishing has further strengthened its position as the leading global music publisher. Martin Bandier and his team continued to sign today's very best song-writing talent during the last financial year, including Eminem and Scissor Sisters, and we continue to lead the industry in our ability to maximise revenues from the songs in EMI's exceptional catalogue.

Global music market
(%)


% change
6
4
2
0
-2
-4
-6
-8
-10
3.1
4.2
4.1
-3.8
-5.5
-8.7
-5.6
(inc. digital)
-1.0
-3.5
(physical only)
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05

Source: EMI and IFPI

'A key driver has been the rapid growth in digital music.'

During the year, EMI Music Publishing has been at the forefront of the digital market development including, in December 2004, the ground-breaking agreement between EMI Music Publishing and Sony BMG on new digital products for the US and Canadian markets. We are committed to capturing the full benefits of digital and, looking ahead, we expect both the digital opportunity and improved conditions in the recorded music market to drive attractive growth.

EMI Group

For the Group as a whole, turnover of £1,942.8m compared with £2,120.7m last year. At constant currency, turnover declined by 5.1%. The impact of currency movements lowered turnover by a further 3.3%, with the weakening of the US Dollar against Sterling having a particularly negative impact on reported numbers.

This decline in Group turnover at constant currency was entirely driven by the 7.4% decline in constant currency turnover at EMI Music. EMI Music Publishing grew turnover by 4.9% at constant currency.

Group operating margin increased to 12.0% from 11.8% in the prior year despite the decline in turnover. Operating profit before exceptional items and amortisation (EBITA) was £232.9m compared with £249.3m last year. The Group is not reporting any operating exceptional charges for the year. At constant currency, EBITA declined by 3.5%.

Group profit before tax, amortisation and exceptional items (Adjusted PBT) was £141.9m. The net result after taxation, amortisation, exceptional items and minority interests was a profit of £56.3m compared to a loss of £71.6m in the prior year.

Net debt increased to £829.5m from £748.7m in the prior year. This increase, in part, reflects the £60.3m one-off exceptional cash cost of outsourcing our manufacturing in Europe and the United States and of restructuring some of our labels and the artist roster together with the £42.3m cash cost associated with the acquisition of the remaining 20% of the Jobete song catalogue in April 2004.

On a per share basis, adjusted earnings decreased to 13.5p from 15.8p in the prior year. On a fully diluted share basis, adjusted earnings were 13.0p.

The Board is recommending a final dividend of 6.0p per share, maintaining a full-year dividend of 8.0p per share and reflecting our continued confidence in the performance of, and outlook for, the business.

EMI Music

In spite of the improved market backdrop, EMI Music had a challenging year resulting in a disappointing performance. EMI Music delivered turnover of £1,542.1m compared with £1,722.8m in the prior year. At constant currency, turnover declined by 7.4%.

Total group digital sales
(£m at constant currency)


35
30
25
20
15
10
5
0
4.9
10.2
19.5
30.2
H1
H2
H1
H2
2003/04
2004/05

Group digital sales by revenue type


Mobile
58%
Subscription
7%
Download
35%

Operating profit (EBITA) was £132.7m compared to £147.4m in the prior year. Effective cost management and the realisation of cost savings from the outsourcing of manufacturing in Europe and the United States and the restructuring of some labels and the artist roster, resulted in the operating margin, before central costs, being maintained at 8.6%.

We saw a significant turnaround in our Continental European business, which enjoyed gains in market share and a major improvement in profitability for the year. Our North American business lost market share, following a successful prior year. We believe this to be a temporary setback and remain committed to continuing the turnaround seen in this region in prior periods. Japan also lost share, largely due to a lighter release schedule and, in particular, the lack of new releases from local superstars. Despite the rescheduling of albums from Coldplay and Gorillaz, the UK delivered a solid performance during the year, reflecting a steady stream of good releases.

EMI Music Publishing
EMI Music Publishing had a very strong year reporting turnover of £400.7m compared to £397.9m, an increase of 4.9% at constant currency.

Operating profit (EBITA) was £100.2m compared to £101.9m in the prior year.

EMI Music Publishing's performance demonstrated the superiority of our song catalogue, creative approach, marketing capabilities and operating efficiency. In particular, through the aggressive marketing of our songs, performance and synchronisation revenues continued to be important drivers of growth during the year as mechanical revenues remained under pressure.

Content protection
We continue to be extremely active in our fight against piracy. During the year, we saw industry lawsuits against illegal file sharers launched across Europe, in addition to those in the US, bringing the total number of lawsuits initiated internationally to nearly 12,000.

The IFPI (the worldwide recording association) has published evidence to indicate that our initiatives are having an impact. Overall, the number of infringing music files on the Internet has dropped from a peak of 1.1 billion, in April 2003, to 870m, in January 2005, a drop of 21%. This decline is even more impressive given that, during the same time period, global broadband penetration, a facilitator of online piracy as well as legitimate digital distribution, grew by 75% from 80m to 140m households worldwide. KaZaA, which used to be the largest and most popular file-sharing service, has seen its user figures drop by approximately 45% (from 4.2m to 2.3m average concurrent users) since the start of the warning and litigation campaign.

Our anti-piracy effort has included, and will continue to include, many initiatives in addition to lawsuits. We are also working closely with governments around the world to introduce and enforce copyright protection. Above all, we believe that the introduction of new and exciting legitimate digital music consumer offerings is a critical element in the fight against piracy.

'Both businesses will benefit from improving long-term recorded music market trends, driven by continued strong growth in digital music.'

Management
In January, we announced a succession plan for EMI Music Publishing and the appointment of a new Group Chief Financial Officer.

Roger Faxon, who was the Group's CFO, returned to EMI Music Publishing where he is now President and Chief Operating Officer. Roger is to become joint CEO of EMI Music Publishing, with Martin Bandier, in April 2006 and sole CEO in April 2007 when Martin Bandier will become full-time Chairman. In 2008, Roger will succeed Martin Bandier as Chairman and Martin Bandier will act as a consultant to the division for a further three years. With this, I believe we have in place a plan that will ensure a smooth succession and that will enable the EMI Music Publishing management team to continue to drive the business forward. I would like to thank Roger for the enormous contribution that he has made in his three years as Group CFO and on the Board.

Martin Stewart has taken up the position of Group CFO and, on 1 February 2005, was appointed to the Board of EMI when Roger stood down. I am very pleased to be working with Martin and believe that we have attracted an outstanding executive, with a strong track record in the media sector, and someone who has the talent to help us take the Group to the next level of performance.

In what has been a challenging year for the Group, on behalf of the Board I would like to thank all of my EMI colleagues for their hard work and on-going dedication and commitment to the business. I would also like to thank all our stakeholders for their support and, in particular, acknowledge the remarkable creative accomplishments of the artists and songwriters associated with our Company.

Outlook
Looking to the year ahead, we remain positive on the outlook for the music industry and expect to deliver an improved performance. EMI Music's portfolio of releases should drive market share gain and increased profitability. The positive momentum at EMI Music Publishing should continue. Both businesses will benefit from improving long-term recorded music market trends, driven by continued strong growth in digital music.



Eric Nicoli
Chairman

An estimated 50 million portable music players were sold worldwide in 2004.

Source: IDC

Robbie Williams

With sales of [illegible].0 million, Robbie Williams's *Greatest Hits* was the sixth biggest selling album worldwide during 2004 and reached number one in 18 countries.













Alain Levy
Chairman and CEO
EMI Music



Joss Stone
Mind, Body & Soul
2.7m
The Soul Sessions
1.3m



Tina Turner
All The Best
2.2m

Market overview

EMI Music continues to operate in a marketplace that is undergoing significant change, primarily driven by the rapid development of digital music. Market trends during the financial year lead us to remain positive on the outlook for the global recorded music market and optimistic about the opportunities digital will continue to bring.

The global recorded music market, combining physical and digital music sales, declined by only an estimated 1.0% during the year, a significant improvement on the 5.6% decline reported in the prior year.

While market conditions remain mixed by region, we have seen improving trends in physical music sales year-on-year in nearly all regions. Most encouraging has been the improvement seen in Continental Europe, particularly in the second half of the financial year. This improvement has been driven by a significant reduction in the rate of decline in the key German and French markets. We also saw a notable improvement in the Japanese and Latin American markets. The North American market softened during the year, particularly during our second half.

Music video continued to be a growing segment of the global physical industry, up 6.3% on the prior year. We see increasing market opportunities for higher value-added physical music product that delivers increased music content to consumers and we are working on the development and introduction of new formats and products, for example DualDisc.

Digital

The rate of development of the digital music marketplace during the year has been very rapid and reaffirms our confidence that digital music will represent a very significant proportion of our business in the coming years. Digital market development to date varies significantly by region, with mobile music products dominating the Asian markets, in particular Japan, downloads leading the North American market and a combination of both being seen in the UK and Continental Europe. We believe this variation will lessen in years to come largely as a result of the roll-out of technological advances.

Importantly, a number of large organisations recognise the digital music opportunity and have committed significant resources to drive forward the development of this marketplace, particularly in the form of marketing expenditure. Specifically, in the past year we saw the launch of iTunes in Europe, a new digital download and music subscription service from Yahoo! Music Unlimited in the US, MSN Music on a global basis, Vodafone live! with 3G in the UK, the relaunch of Napster and the introduction of Napster To Go and Rhapsody-To-Go.

As an owner of digital music content, we believe that EMI is extremely well positioned to capitalise on this growth. Our strategy remains to deliver our music content to consumers in any form, at any time and in any place. As such, we have been working very hard to put in place the right digital partnerships globally to ensure that, as well as maximising the digital opportunity, we also secure the right value for our exclusive music content. We are making good progress with our IT investment programme, which is designed to enable us to efficiently capture the increased revenue opportunities we see in the digital environment.

Note: All album sales quoted in the photo captions are for the financial year ended 31 March 2005 unless otherwise stated.



Kylie
Ultimate Kylie
1.4m



Blue
Best of
1.8m



Beastie Boys
To The 5 Boroughs
1.9m

EMI Music delivered digital sales of £35.6m for the financial year, an increase of more than 300% on the prior year with digital sales now representing 2.2% of total revenues.

Performance review

Despite this improved market backdrop, EMI Music had a challenging year because of, in part, the changes to the release schedule and the lower than anticipated reorders in the fourth quarter. This resulted in a disappointing second-half performance, with the portfolio underperforming both our own expectations and the global music market. For the year, EMI Music sales declined by 7.4% at constant currency and market share fell to 12.9% from 13.5% in the prior year. Prior year global market share has been restated to reflect exchange rate movements.

In particular, the change of release dates of two major albums, *X&Y* from Coldplay and *Demon Days* from Gorillaz, from the last financial year to the current financial year, had a significant impact on the results. While we tightly manage the release schedule, recording music is a creative process and there can be instances where changes to the release schedule may adversely affect results for a specific financial reporting period. Both albums will be released in the first quarter of the current financial year and are expected to be major sellers.

We also saw our major second-half releases underperforming, with reorder levels being lower than anticipated in the fourth quarter. We are confident that this is not a reflection of the broader portfolio and we have seen our more recent releases performing well including albums from Moby, Chemical Brothers, Faith Evans and Athlete.

The year had some notable successes. Robbie Williams' *Greatest Hits* was the best-selling album during the financial year, achieving sales of over 6m units. This album was hugely successful on a global basis and was number one in 18 countries. It was the industry's sixth best-selling album worldwide during 2004. In February 2005, Robbie Williams received the British music industry's award for the best song of the past quarter century for *Angels*. Robbie Williams is now recording his next album which is planned for release in the current financial year.

In 2004, Joss Stone developed into a global superstar. Her latest album, *Mind, Body & Soul*, has sold 2.8m units since its release in August and her first album, *The Soul Sessions*, also continued to sell well throughout the year. Joss Stone's enormous talent was further recognised when she received BRIT awards for British Female Solo Artist and British Urban Act.

Norah Jones's albums, *Feels Like Home* and *Come Away with Me*, both released in prior financial years, together sold nearly 4m units during the year.

The *Now* compilations enjoyed success both in the US (where *Now 17* sold 3.5m units) and in the UK and Europe (where three *Now* albums each sold more than 1m units).

As a music-content company, artist and repertoire (A&R) is core to our business and is a key focus for us. Our strategy has been, and continues to be, the development of long-term career artists who will enjoy success on a multiple-album basis. During the

'Our strategy is to develop long-term career artists with multiple-album success.'


Ray Charles
Genius Loves Company
1.3m


Lenny Kravitz
Baptism
1.3m


Keith Urban
Be Here
1.3m
Golden Road
1.0m


Yellowcard
Ocean Avenue
1.2m

year, we built upon the initial success of new superstars, Joss Stone, Keith Urban and Yellowcard, all of whom we believe will have long, productive and successful careers.

Through breaking new artists, we are continually strengthening our active roster of global superstars, which now amounts to nearly 50 artists including Robbie Williams, Coldplay, Norah Jones, Kylie Minogue, Moby, Lenny Kravitz, Daft Punk, Gorillaz, Beastie Boys, Paul McCartney, the Rolling Stones, Tina Turner and Hikaru Utada.

During the year, we continued to focus on superior catalogue marketing, maximising the revenues of our exceptional catalogue of recordings. *Dino: The Essential Dean Martin*, which sold 1m units during the year, is a good example of our ability to repackage prior recordings into new, compelling works. Other top-selling catalogue albums were The Beatles' *1* and The Beach Boys' *The Sounds of Summer*.

Geographic review

North America

Our North American business had a challenging year, following a very successful prior year, resulting in a loss of market share. This disappointing performance in part reflects the slippage of albums from Coldplay and Gorillaz and, also, a number of releases selling less than we had anticipated. Top-selling albums for the year included those from Beastie Boys, Keith Urban, Yellowcard, Chingy, Joss Stone and Anita Baker.

Digital music sales in North America more than doubled during the year. The market continued to be dominated by digital track downloads which, according to Soundscan data, now represent more than 4% of the total US music market in terms of unit sales on an album-equivalent basis. This is broadly in line with the proportion of EMI Music's digital sales in the region. Apple's hugely successful iPod and iTunes continued to drive market development. We have also seen the launch of other digital services including a download service from Microsoft, MSN Music, and subscription-based services such as Napster To Go and Yahoo! Music Unlimited. Mobile music remains relatively undeveloped but we expect this to change with advances in mobile technology in the region.

We continue to focus on building the breadth and depth of our North American artist roster. During the year, we created a new division at our Virgin label, Virgin Records Urban Music, which is headed by the proven hit-maker and producer, Jermaine Dupri. This will add to our range of creative sources in North America which includes the Capitol, Christian Music Group, Capitol Nashville and Blue Note labels.

EMI recognises that building its North American roster and repositioning the business is a multi-year effort which began to show some promising results in the prior financial year. We view the past year's sales performance as a temporary setback; the business remains profitable and we feel that our record labels are on the right path creatively. The current financial year has got off to a good start with, in particular, strongly performing releases from Dierks Bentley and Faith Evans.



The Beach Boys
Sounds of Summer
0.9m



Chingy
Powerballin'
1.1m


Beatles
27
1

The Beatles
1
1.1m

UK & Ireland

The UK & Ireland business gained market share during the year reflecting a consistent stream of good releases. This included successful albums from established artists, such as Robbie Williams, Kylie Minogue, Phil Collins, Blue, Tina Turner and Chemical Brothers, as well as those from developing artists, such as Joss Stone, Athlete and Jamelia.

The overall regional performance was impacted by the change in release timings of albums from Coldplay and Gorillaz, both repertoire from the UK & Ireland business.

Digital saw massive growth in the UK during the year, driven by the launch of iTunes in June 2004 and the development of the mobile music market. In October, EMI Music agreed a deal with The Carphone Warehouse, which made Robbie Williams the first-ever artist to release an entire album plus video content on a memory card that slots straight into a mobile phone. This deal is just one example of the new and exciting music formats and opportunities digital music brings.

Continental Europe

Our Continental European business had a good year, gaining market share and significantly increasing its level of profitability. After a number of very challenging years, we are seeing the benefits from our restructuring initiatives in this region, strengthening what has traditionally been a very solid base for EMI.

In particular, our Italian business went from strength to strength with significant market share gains during the year. Albums from local artists, Vasco Rossi and Tiziano Ferro, were both major sellers. We also enjoyed good market share gains in France and Spain reflecting, in part, the successful implementation of our restructuring initiatives.

Other major-selling albums from local artists included Cali from France, Amaral from Spain and Wir Sind Helden and Helmut Lotti from Germany. Top-selling international artists included Robbie Williams, Blue, Tina Turner, Norah Jones, Moby, Joss Stone and Kylie Minogue.

We have seen strong growth in digital in Continental Europe during the year. In this region, digital sales are predominantly from downloads although we are seeing a good contribution from mobile music products, with a higher proportion than in the US and the UK.



Dean Martin
Dino: The Essential Dean Martin
1.0m



Moby
Hotel
0.9m



S.H.E
Encore
0.9m

Japan

Japan saw a decline in market share for the year, largely as a result of a lighter release schedule and, in particular, the lack of new releases from local superstars. During the year we have taken a number of steps to broaden our Japanese roster and increase the development of new local talent. As always, roster development takes time.

Major sellers during the year included a new release from Nori Makihara, new singles collections from Glay and Yaida Hitomi, and good sell through on Hikaru Utada's singles collection. Top-selling international artists included Beastie Boys, Blue and Norah Jones.

The digital market grew significantly during the year driven by the rapid development of ring tune penetration in the mobile phone market. The launch of new mobile products, such as ring backs and ring videos, provided exciting new consumer offerings.

South East Asia

South East Asia benefited from improving market conditions during the year but this was largely offset by a modest loss in market share. China saw a very significant increase in sales, reflecting aggressive development of local repertoire. We expect China to be a key growth driver for the region in the coming years.

Major-selling local artists during the year included S.H.E., David Tao, ADA Band, Rene Liu and Elva Hsiao. Top-selling international artists included Robbie Williams, Norah Jones and Blue.

Australasia

Our Australasian business gained market share during the year but overall performance was impacted by difficult market conditions. Success in the region during the year was driven by strong local releases including albums from Jet, Missy Higgins and Kasey Chambers. Top-selling international artists included Robbie Williams, Norah Jones and Joss Stone.

The digital market in Australasia remains relatively immature, with the launch of iTunes eagerly awaited and the expansion of the telecoms networks to 3G still to happen.

EMI market share by region
Value (%)



%
North America
UK & Ireland
Continental Europe
Japan
Asia ex. Japan
Latin America
Australasia
Total
25
20
15
10
5
0
10.6%
9.2%
18.7%
18.9%
16.2%
16.6%
11.2%
9.4%
12.3%
11.9%
12.3%
15.6%
18.7%
19.5%
13.5%
12.9%
2004
2005

Note: EMI share of wholesale including audio and music video products

'Our focus is on developing both local and global artists with representation in all genres.'



Nigel Kennedy
Added to success with a gold album in France.



Leif Ove Andsnes
Pop platinum award for classical release.

Latin America

Latin America had a very good year with market conditions greatly improved and EMI gaining significant market share. Strong sales growth resulted in the region returning to profitability during the year. Mexico, Argentina and Colombia were key growth drivers of the business.

Major-selling local artists during the year included Intocable, RDB, Quintanilla III, Legiao Urbana and Aleks Syntek. Top-selling international artists included Robbie Williams and Tiziano Ferro.

EMI Classics

EMI Classics made good progress during the year. Notable achievements were breaking Nigel Kennedy to gold status in France and the re-signing of Russian superstar violinist, Maxim Vengerov, who is about to record the Beethoven *Concerto* with Maestro Rostropovich and the London Symphony Orchestra.

Karl Jenkins signed a long-term contract with EMI Classics and his first two classical albums both went to the top of the UK classical charts. His *The Armed Man: A Mass For Peace* was the first album from a British contemporary classical composer to be certified gold in the UK in over a decade.

Leif Ove Andsnes broke into the pop charts with a platinum certification for his album Mozart *Piano Concertos Nos. 9 and 18* in his homeland, Norway, and Sir Simon Rattle and the Berlin Philharmonic Orchestra built on their reputation as the world's leading conductor and orchestra with a successful tour of Japan and South East Asia.



Norah Jones
Feels Like Home and *Come Away With Me* have sold nearly 30 million after notching up another 2.1 million and 1.8 million respectively this year. Norah is signed both to EMI Music's Blue Note Records and EMI Music Publishing.



Usher
Signed to EMI Music Publishing since the start of his career, last year was the most successful ever for Usher with a string of awards and the world's best-selling album in 2004, *Confessions*.



Martin Bandier
Chairman and CEO
EMI Music Publishing

EMI Music Publishing continued its strong track record of achievement, delivering constant currency sales growth of 4.9% for the financial year. Given the backdrop of a changing and still challenging global music market, this performance demonstrated the superiority of EMI Music Publishing's song catalogue, creative approach, marketing capabilities and operating efficiency. These important attributes position us to take advantage of all of the new and growing uses of songs that are emerging around the world.

As always, a broad range of songs – both current hits and classics created years ago – contributed to this year's performance. Notable successes from recent releases included songs by Natasha Bedingfield, Jamie Cullum, Eminem, Good Charlotte, Alan Jackson, Jay-Z, Kelis, Alicia Keys, Kylie Minogue, Scissor Sisters, Jessica Simpson, Usher, Hikaru Utada, Kanye West and Pharrell Williams.

Through aggressive marketing of our songs, performance and synchronisation revenues continued to be important drivers of growth as mechanical revenues remained under pressure from industry conditions. We also benefited from our continued focus on improving collection efficiency from users and the national collection societies and ensuring proper payment for the use of our copyrights. The use of songs in digital applications, such as ring tones, continued to generate high rates of growth.



Pharrell Williams



Eminem

Regionally, our North American business continued to deliver good sales gains on a local currency basis. Through our effective song marketing approach, we once again achieved double-digit growth in synchronisation revenue in this business. Our UK business generated revenue gains in all income types, most notably in performance and mechanical revenue reflective of the high chart-share positions achieved in the last year. Sales in Continental Europe were marginally higher than last year at constant currency but mechanical revenues were under pressure in territories such as France, Germany, Spain and Scandinavia, where the recorded music industry remained especially difficult. In Japan, we generated attractive overall sales growth on a local currency basis, driven by gains in synchronisation income as well as higher mechanical income, largely due to the Queen *Jewels* collection and Hikaru Utada.

Mechanical revenue

Mechanical royalties, derived primarily from the sales of recorded music products, now represent less than 45% of our total publishing revenues, down from over 56% of the total five years ago. Mechanical revenues declined by 6.3% at constant currency for the year. Given the time lag in receiving royalties from collection societies, mechanical revenues were negatively affected by the prior period's decline in the global recorded music market and the phasing of receipts.



Sting

'We continued our strong track record, growing sales by 4.9%.'


Alan Jackson


Jay-Z


Kayne West


Scissor Sisters


Queen


Ashlee Simpson

Performance revenue
Performance revenues, earned when a song is performed live on stage, played in a bar or broadcast on the radio or television, grew by 7.7% at constant currency for the year. This high growth was driven by a range of factors including continued expansion of media outlets and channels around the world, improved tracking and collection efforts and strong chart positions for our songs, particularly in pop and urban music. Performance revenues have been a source of growth for EMI in each of the past seven years and this income type now contributes almost 27% of total publishing revenues.

Synchronisation revenue
Our synchronisation revenues continued to generate attractive growth, increasing by 13.2% at constant currency for the year. Synchronisation revenue is generated by the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones. Important synchronisation licences for advertising were signed with companies including General Electric, Philips Electronics, Fisher Price, Pepsi, Maxwell House Coffee and Renault. Recent successes in licensing our songs to television programmes included: *American Idol*, *The CBS Early Show*, *CSI*, *One Tree Hill* and the *OC* and to films such as: *Bridget Jones: The Edge of Reason*, *Coach Carter*, *Hitch*, *Shark Tale*, *Spider Man 2* and *Shrek 2*.

These successes demonstrate that we have continued to achieve effective execution of our strategy of combining a strong customer orientation with a superior understanding of how our songs can improve an audiovisual work. This proactive approach has enabled us to be the best at meeting the creative needs of content creators and music producers. Our synchronisation revenue has grown consecutively for more than ten years and this category now represents over 17% of our total publishing revenues.

Other revenue
Other revenue, which includes income from uses such as print, stage productions, background library, some ring tones and other miscellaneous uses, increased by £15.8m and currently represents less than 12% of revenues. Important drivers of growth in other revenue during the year have been ring tones, stage productions such as *Mamma Mia* and *We Will Rock You*, and payments from enforcing the use of our copyrights.

Music publishing
Revenue sources
(%)


Mechanical
44.7
Other
11.4
Synchronisation
17.1
Performance
26.8


Jamie Cullum


Natasha Bedingfield

Digital
The use of songs in new digital applications is an attractive and fast-growing opportunity. Our digital sales grew sharply during the year, contributing over £14m to our revenues, and were up 90% at constant currency from the prior year. Digital revenues now represent 3.4% of EMI Music Publishing's total revenues, compared to 2% in the prior year. Revenues from digital music are currently classified amongst the various revenue categories – mechanical, performance, synchronisation and other – based on the varying status of these new uses in different countries.

The use of songs in mobile phones, particularly via ring tones, continued to be the most significant early digital revenue contributor. Consumer acceptance of these new musical products has been very positive, with especially high interest in Asia and, increasingly, in Europe. In the US, mobile song use is at a relatively early stage with the potential for very attractive growth in the coming years as phone and compression technologies improve.

EMI Music Publishing has continued to be at the forefront of maximising royalty generation from digital music products. In December, EMI finalised an agreement with Sony BMG that will facilitate the introduction of a wide range of digital offerings in North America. Ground-breaking agreements such as this are instrumental in driving new digital music product development. The collection societies play an important role in ensuring that publishers and songwriters fully benefit from the many new digital uses. EMI has been working to focus these third parties on faster identification of new product offerings, rate setting and royalty collection from the varied digital song customers.

Progress with some of these third parties has been slower than desired, with the development of the necessary reporting systems still at an early stage.

We are well positioned to benefit from the anticipated global growth of other digital song uses such as music and video downloads, subscription services, ring tunes and ring backs. We already have an extensive global network and effective song-based royalty processing systems that, together with our high quality song catalogue, enable us to grow flexibly as each type of digital product gains acceptance.

Key organisational initiatives
We have continued to strengthen our management team during the year. Most notably, Roger Faxon returned to EMI Music Publishing in February, to take on the newly created role of President and Chief Operating Officer. Roger has extensive experience at EMI, both at music publishing and in corporate management roles, as well as within the entertainment industry.



Alicia Keys
Signed to EMI Music Publishing in 1996 when just 15 years old, Alicia Keys received four Grammys this year for her current album, the multi-platinum *The Diary of Alicia Keys*, adding to the five she won in 2002 for her debut.

Financial review

Broadband subscriptions reached 145 million worldwide by the end of 2004.

Source: Quantum-Web



Sir Simon Rattle
Sir Simon Rattle, the world's leading conductor and exclusive EMI Classics artist, continued his long line of critical and commercial hits with an acclaimed new recording of *Carmina Burana* in January.

Financial review



Martin Stewart
Chief Financial Officer
EMI Group

'Costs were tightly controlled and gross margin improved to 35.7%.'

Turnover
Reported Group turnover fell by 8.4% or £177.9m to £1,942.8m. The decline, excluding exchange movement, was 5.1% or £107.1m. The adverse exchange movement was largely driven by a decline in the weighted average rate of the US Dollar against Sterling from $1.70 last year to $1.85 in 2004/05.

At constant currency, turnover in EMI Music fell by 7.4%, declining in all regions apart from Latin America. The disappointing level of reorders for second-half releases and the slippage of two major albums out of the financial year was partially offset by stronger catalogue sales.

At constant currency, turnover in EMI Music Publishing was up on the prior year in all major geographic regions and by 4.9% at a divisional level. The increase in turnover was driven by strong growth in performance, synchronisation and other revenues. Mechanical revenues were below the prior year, driven by the decline in the global recorded music market.

Group digital sales increased to £49.7m from £15.1m in the prior year, an increase of 329% at constant currency. Digital sales represented 2.5% of total Group turnover for the year, with the percentage increasing sequentially during the year from 2.2% in the first quarter to 3.5% in the fourth quarter.

Costs
During the course of the year, all costs were tightly controlled. Administration expenses were reduced by £31.6m and gross margin, after distribution costs, improved from 35.3% to 35.7%.

Royalty and copyright costs, manufacturing and distribution costs together with marketing and promotion costs are all largely variable with turnover. They have, therefore, declined in absolute terms but, as a result of greater efficiencies, there has been a relative improvement particularly in marketing and promotion costs. Group corporate costs were higher in the year due to increased legal and regulatory costs.

The cost structure was improved over the year by the outsourcing of manufacturing in the United States and Europe and the restructuring of some of our record labels, particularly in Continental Europe. These initiatives delivered savings of £35m in the year and are expected to deliver further savings of £15m in the current financial year, bringing the total annualised cost savings to £50m.

Operating profit
Group operating profit (EBITA) declined by £16.4m or 6.6% from £249.3m to £232.9m. Excluding exchange the decline in EBITA was £8.7m or 3.5%.

EMI Music reported EBITA of £132.7m, a decline of £11.8m or 8.0% at constant currency on the prior year. The EBITA contribution from the Continental Europe region increased significantly in the year but this improvement was more than offset by declines in North America and Asia. Operating margin remained constant at 8.6%, further evidence of the Group's determination not to chase unprofitable sales and its ability to control costs.

EMI Music Publishing reported EBITA of £100.2m, a growth of 3.0% at constant currency on the prior year. Operating margin declined from 25.6% to 25.0%. This decline in margin was primarily attributable to an increase in allocated corporate costs.

Group operating margin increased again from 11.8% to 12.0%.

Group turnover by business division
(%)


Recorded music
79.4
Music publishing
20.6

Group operating profit by business division
(%)


Recorded music
57.0
Music publishing
43.0

First half and second half comparison
Group turnover for the second half was down 5.9% from the same period last year. Excluding the effects of currency movements, the decline was only 4.7%. During this period, EMI Music Publishing turnover was up on last year in all regions at constant currency. On the same basis, EMI Music also showed growth over the second half in the UK & Ireland, in Continental Europe and in Latin America.

Group EBITA for the second half was down 9.5% from the same period last year. On a constant currency basis, second-half profits were down 8.7%. The divisional geographic comparisons followed the same pattern as turnover; EMI Music Publishing was up in all regions while EMI Music was up only in the UK & Ireland and Continental Europe.

Other items affecting earnings
Group finance charges excluding exceptionals rose by £6.2m to £92.1m. This reflected both a 2.3% increase in average net borrowings as well as increases in interest rates in both the UK and the US, two of our major funding territories.

Adjusted profit before tax fell from £163.3m to £141.9m, driven by the decline in turnover.

The Group tax rate, before amortisation and exceptional items, was 22% against 19.9% in the prior year. The increased rate reflected a movement in profitability towards countries in Continental Europe, where our marginal tax rate is higher, and away from the US, where there are brought-forward losses available for offset.

The charge in respect of the amortisation of copyrights and goodwill at £50.7m was slightly down from last year's total of £50.9m.

After material operating exceptional costs of £138.3m in 2003/04, there were no operating exceptional costs to report this year. Similarly, after taking non-operating exceptional costs of £16.5m in 2003/04, there was a credit in 2004/05 of £0.8m, being the profit on the sale of properties. There were no finance exceptional costs to report in 2004/05 in comparison with a charge of £10.2m in the previous year.

The minority interest cost has reversed from a credit of £0.9m in the previous year to a charge of £4.3m this year. This is the consequence of the recorded music business in Japan, in which there is a 45% minority, returning to profit after falling into losses after operating exceptional costs last year.

Profit attributable to members of the Holding Company was £56.3m against a loss last year of £71.6m.

Adjusted basic earnings per share were 13.5p, compared with 15.8p. On a diluted basis, treating outstanding convertible debt and outstanding share options as equity, adjusted earnings per share were 13.0p. The Board is recommending a final dividend of 6.0p per share to maintain the total dividend of 8.0p per share.

Group turnover by origin
(%)


North America
29.6
UK
15.7
ROW
4.1
Rest of Europe
31.8
Asia Pacific
18.8

Group operating profit by origin
(%)


North America
30.4
UK
20.9
ROW
3.4
Rest of Europe
37.2
Asia Pacific
8.1

Cash flow and net borrowings

Improvement in cash conversion and overall cash management remains a key area of focus for the Group. The net cash inflow from operating activities was £221.4m. This represented a significant reduction from last year's inflow of £309.4m, reflecting two primary factors. First, the reduced inflow comes after deducting £60.3m in respect of cash spend on the restructuring programmes announced on 31 March 2004. Secondly, the inflow from improved working capital management was £25.2m for the year, compared to £58.3m in the prior year.

After the net cash inflow from operating activities, we had cash outflows of £101.6m for finance charges, £32.7m for taxation, £108.5m for investment activity (notably the final payment of £42.3m in respect of Jobete and deferred consideration payments in respect of Mute and Hit and Run), and £62.9m for dividends, giving an overall cash outflow before exchange differences of £84.3m. Net of receipts from the issue of shares of £1.7m and a gain on translation of £1.8m, year-end net debt has increased by £80.8m, from £748.7m to £829.5m.

Pensions

EMI maintains a number of defined benefit plans around the world, the largest of which is in the UK As a consequence of the triennial valuation of that plan as at 31 March 2003, the Group resumed annual contributions in respect of future service to the UK fund with effect from 1 April 2004. This resulted in a cash cost of approximately £6.5m with no profit and loss impact due to the accounting treatment as determined by SSAP 24. These contributions will continue until the outcome of the next triennial valuation, as at 31 March 2006, is known and future funding requirements can be determined.

Treasury matters

Funding

On 15 July 2004, the Group signed an additional 364 day £100m committed credit facility with a group of banks. With this exception, the Group's funding sources have not changed during the year, following the major restructuring in the Autumn of 2003. In that restructuring, five interconnected programme components were implemented. The Group issued €425m 8.625% Senior Notes due 2013 and US$243.3m Guaranteed Convertible Bonds, due 2010 unless previously redeemed, converted or purchased and cancelled. The Group cancelled its existing short-term revolving credit bank facilities expiring 2005 and entered into a new £250m revolving credit facility expiring 2007. Finally, the Group prepaid US$56.25m Senior Notes due in 2009 and 2012.

The average term of the net debt at 31 March 2005 was 5.9 years against 7.1 years as at last year end.

‘Improvement in cash conversion remains a key area of focus for the Group.’

Policy and risk

Treasury activity is carried out under a framework of policies and guidelines approved by the Board. The Board reviewed the policy framework during the year and approved the few changes proposed. Control and authority is delegated to the Treasury Management Committee, chaired by the Group Chief Financial Officer.

Financial instruments held by the Group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities, their purpose being to raise finance for the Group's operations. Treasury policies prohibit their use for speculative purposes.

The Group borrows in various currencies and uses swaps, caps and collars to manage interest rate exposure. The Group policy is that a minimum of 25% of the Group's term borrowings should be at fixed/capped rates.

The Group faces currency exposure from exchange rate fluctuation against Sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is neither to undertake additional balance sheet hedging measures nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts.

Adoption of International Financial Reporting Standards (IFRS)

The Group expects to publish its first financial statements under IFRS for the six months to 30 September 2005 and for the year ending 31 March 2006.

The Group intends to announce the impact of IFRS on its financial statements in early July. It is anticipated that the areas of most significant impact in 2005/06 will all be non-cash items and will comprise:

- the inclusion of the valuations of the defined benefit pension schemes, notably that in the UK, on the balance sheet together with additional information on equivalent service cost and financing cost in the Profit and loss account;
- other effects on financing charges including revaluation movements on our convertible bond and exchange movements on foreign currency denominated debt;
- the inclusion of share-based pay awards as an overhead cost; and
- the replacement of automatic amortisation of goodwill with annual impairment reviews.

EMI is using Snocap's copyright management technology to enable consumers to share music legally on peer-to-peer networks.




The Music Manifesto
More music for more people

Jamelia
Parlophone's R&B star Jamelia performed at the UK government's launch of its Music Manifesto at EMI's Abbey Road Studios. EMI is one of the founding signatories of the Manifesto which promotes music education in the UK.


05
Member of
Dow Jones
Sustainability
Indexes
DJSI


FTSE4Good Index Series


THE SUNDAY TIMES
100
BEST COMPANIES
TO WORK FOR
2005

'We believe that our investment in staff should mirror our investment in artists – building for the long term.'

We believe it is important to run our company in a way which benefits the wider community as well as our shareholders, artists and employees.

We are committed to transparency in the area of Corporate Social Responsibility (CSR) and publish a full social responsibility report every year, which is made available on our website.

EMI continues to be included in both the Dow Jones Sustainability Index and FTSE4Good. This year, we achieved the number two and a 'best in class' ranking respectively in two European surveys of the media sector that were undertaken by socially responsible investment organisations Oekom and Storebrand. We were also named as one of *The Sunday Times* '100 Best Companies to Work For' and one of *Management Today*'s 'Most Admired Companies' for 2004.

The UK's Media CSR Forum, in which we have played an active role since its inception, has helped identify and define some of the key CSR issues for our sector. We will be using the findings of that work to develop our CSR programme going forward.

Employment
Our Social responsibility policy includes the key points of our employment policy framework – equal opportunity, health and safety, open communication and fair reward. Responsibility for management of employment matters rests with each business operation within that framework. We promote five key values in the company: creativity, integrity, accountability, adaptability and empowerment. Our Standards of Business Conduct reinforce aspects of integrity and accountability and are distributed across the company.

Creative businesses such as ours rely strongly on their people. We are working hard to ensure that our investment in staff mirrors our investment in artists by building for the long term. Two good examples of this are EMI Music UK and the Christian Music Group in the US, where all staff on the senior management teams have come up through the company. For the second year running, EMI Music UK was named as one of the '100 Best Companies to Work For' in an annual survey by *The Sunday Times*, moving up to 39th from 73rd position. The results are based on independent and confidential employee surveys covering a range of workplace issues; EMI was ranked in the top 10 for leadership, finding work stimulating and being proud to work for the company.

EMI continues to expand its worldwide management development programme, seeking out the talented people in the business and providing targeted workshops and development support. Approximately 15% of our executives received training this year in areas such as leadership and global thinking. These worldwide programmes are in addition to the training individual operating companies provide for their staff.

Our executive review programme, a formal performance management system first introduced three years ago, has now achieved a global uptake of over 90% and ensures that individual performance targets are set collaboratively with managers and are aligned to business strategy. It also drives training and development plans and is currently being introduced below executive level to enhance development of many more employees.

This is also the third year in which we have measured and reported on workforce diversity and health and safety. With a few exceptions, this information now covers our worldwide operations. Women made up 47% of all staff and 25% of management, ethnic minorities (excluding Asia and Latin America) made up 15% of all staff and 5% of management, and staff with disabilities represented 0.4% of staff and 0.3% of management.


Lloyds TSB
notefornote

During the year, we had 19 reportable injuries/illnesses (4.4 per 1,000 employees) based on UK standards and an average of 3.3 days' absence from illness per employee. We did not incur any health and safety enforcement notices or convictions.

Community
Our commitment to supporting music education and access to music produced a number of new initiatives during the year. In the UK, we continued our involvement in the development and implementation of the government's Music Manifesto, a strategy to enhance music provision in schools and the wider community. The Manifesto was launched by government ministers at Abbey Road Studios in July 2004, together with Sir George Martin and EMI artist Jamelia.



Keedie
EMI Classics artist Keedie with school children in London as part of the 'Note for Note' scheme.

Together with Yamaha, the BBC, The Prince's Trust and the Music Manifesto, EMI also became a partner in Lloyds TSB's 'Note for Note' – a new community-related marketing initiative launched by the UK bank. Note for Note's aim is to bring more music to schools nationwide; it will raise funds by inviting Lloyds TSB current account customers to 'round down' their credit balance to the nearest pound each month (or donate via their debit card). Customers can nominate up to two schools to receive their donations or choose the Music Boost Fund, which supports schools facing challenging circumstances. Schools can use the money raised for in-school workshops, Yamaha instruments and concert tickets and Lloyds TSB has committed £10m over the next three years to subsidise these offers.

As part of our contribution to the programme, we produced *Bringing Music to your Classroom*, a DVD designed to be a useful teaching aid, which was sent to all 29,000 primary and secondary schools in Great Britain. It includes Simon Rattle's version of Britten's *A Young Person's Guide to the Orchestra* and a collection of interviews and videos from 12 of our classical and crossover artists. EMI Classics UK's artist Keedie was on hand at the Note for Note launch, performing and working with young primary school pupils. The EMI Music Sound Foundation (see below) is administering the programme's Music Boost Fund.

The EMI Music Sound Foundation, the independent charity we established in 1997, has now awarded a total of £2.3m to boost music education in the UK. The Foundation is the largest single sponsor of specialist performing arts schools and is now extending its support to the new category of specialist music schools; it also makes grants for instruments and training to individuals and to non-specialist schools as well as funding seven annual bursaries at music colleges in the UK and Ireland. More information can be found on www.emimusicsoundfoundation.com.


EMI
music
sound
foundation

Teach First is a new UK programme that recruits top university graduates to teach for two years in under-resourced secondary schools, while also preparing them to succeed as long-term leaders in careers both inside and outside of education. In its first two years, it is estimated that the programme has made a positive impact on tens of thousands of pupils across 65 London schools. EMI is involved in several ways: providing support to Teach First in adding music teachers to the programme and then providing networking and industry engagement opportunities for them; offering participants summer work placements; and providing business and career coaching to second year participants as they decide what to do next.


Teach First
LEARNING TO LEAD

In the US, EMI Music equipped a recording studio at the Bronx House in New York, a Music for Youth facility that runs an innovative after-school music programme. Having studio hardware and software installed on site will enable the young people who use Bronx House to do more than just learn about other people's music – now they can explore their creativity through making and recording their own music.



Smokie Norful
Grammy winner Smokie Norful with high school music students.



The Official ATHENS 2004 Olympic Games Album
UNITY
ATHENS 2004

Unity
In association with the release of the *Unity* album, EMI donated £100,000 to UNICEF.



Swaziland
A choir in Swaziland perform at a UNICEF-backed concert which also featured EMI artist Mzwakhe Mbuli.

EMI in the US was also involved with the Grammy Jazz Ensembles Programme. In association with this year's Grammy awards, 29 talented high school students from the US and Canada travelled to Los Angeles where they met and performed with Grammy-nominated artists. The week included a recording session at EMI's Capitol Studios. While they were there, EMI Gospel artist and Grammy winner Smokie Norful paid them a visit to share some of his knowledge and experience.

The World of Nat King Cole was a CD and DVD linked to a television documentary and developed by EMI Music Marketing in the US for worldwide release; in conjunction with this, a $25,000 donation was made to the VH1 Save the Music Foundation, which is dedicated to restoring music programmes in schools across the country and raising awareness about the importance of music participation for young people.

Health and welfare is another area we support through our community investment and during the year we developed a partnership with UNICEF, the international children's charity. Initially this was through *Unity*, the official album of the Athens 2004 Olympic Games. In association with our release of this CD, EMI Music donated £100,000 to support HIV/AIDS work in sub-Saharan Africa. In January, EMI staff and South African artist Mzwakhe Mbuli joined a UNICEF team on a field trip to Swaziland, to see at first hand how UNICEF uses music and performance arts as a crucial education tool in the fight against HIV/AIDS.

We worked with UNICEF again after the devastating tsunami in Asia, setting up a scheme to match worldwide employee donations. The combination of staff giving, EMI's matching and an initial corporate donation raised more than £230,000 to help with both immediate relief and longer-term development in the affected areas.

To mark the untimely death of South African icon and EMI artist Brenda Fassie, EMI released worldwide a greatest hits compilation spanning her 20-year career. All profits were donated to 46664, the HIV/AIDS education and research arm of the Nelson Mandela Foundation.

EMI Australia has embraced community involvement as a key part of its social responsibility programme and this year launched 'department community days'. By year end, 75% of the company's departments had completed a day working together in the community and the remaining departments had identified their charity and planned the day. Beneficiaries ranged from a telephone/online counselling service for young people and a children's hospice to habitat preservation and restoration groups.

EMI's worldwide charitable cash donations for the year were £1.0m; this was complemented by additional community investment from participation in industry fundraising events around the world, arts sponsorship, staff time and gifts in kind. Based on our UK operations, we continued to achieve the PerCent Standard, a benchmark designed to recognise companies that invest a minimum of 1% of their pre-tax profits in the community.

Environment
We completed our exit from manufacturing in Europe and the US in June 2004. This leaves us with just two plants, in Japan and Canada, and a significant reduction in the environmental impacts that we can manage directly. As an example, our worldwide energy use dropped 44% compared to the previous year, almost entirely due to our exit from CD manufacturing.

'We aim to ensure that our indirect environmental impacts are managed as responsibly as those from our own facilities.'

We will continue to promote responsible environmental management in our offices, studios, distribution centres and remaining factories, and to report on our progress. We have also asked our CD suppliers in Europe and the US to give us an annual report covering the key performance indicators we use internally to manage the environmental impact of manufacturing. Our aim is to try to ensure that our indirect impacts in this area are managed as responsibly as those from our own facilities.

Worldwide, our carbon dioxide (CO_2) emissions from all our buildings dropped by 32% in absolute terms and by 26% when related to turnover. The reduction in CO_2 is less than the drop in energy use primarily because last year's number reflected the use of renewable electricity at our Dutch manufacturing facility.

Within our remaining manufacturing operations we continued to track hazardous waste, solvent consumption and polycarbonate scrap, with all three showing reductions on a per unit basis compared to last year. The dramatic drop in hazardous waste (as shown in the graph) is due to the fact that, historically, the Dutch plant was required to classify a far greater range of wastes in this category. We continued our downward trend in solvent consumption, with a 21% reduction per unit produced. This was, however, approximately 9% above our target, largely due to purchasing solvent stocks late in the year, for use in the following year. Polycarbonate scrap dropped 6% per unit produced, exactly on target.

Global warming potential
CO_2 emitted due to energy use in buildings/factories (kilotonnes)



103.0
116.9
114.2
121.8
115.0
114.0
104.0
87.6
80.7
59.6
40.3
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Global warming potential
CO_2 emitted due to energy use in buildings/factories per unit of turnover (tonnes/£m)



48.8
43.2
45.1
50.3
48.9
47.8
38.9
35.8
37.1
28.1
20.7
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Hazardous waste
(tonnes/million units of output)



0.69
0.66
0.45
0.53
0.34
0.37
0.38
0.22
0.20
0.21
0.03
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Solvent use
(litres/million units of output)



220.4
141.8
131.5
103.0
110.5
106.9
81.3
76.1
99.5
85.1
67.5
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Polycarbonate scrap
(tonnes/million units of CD output)



2.90
2.61
2.20
2.18
2.24
2.20
1.97
1.83
1.86
1.61
1.51
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005


Around a million
tracks are now
available online,
double the number
a year ago.
Source:

Executive directors



Eric Nicoli



Alain Levy



Martin Bandier



Martin Stewart

Eric Nicoli (54)
Chairman

Eric Nicoli was appointed to the Board in 1993 as a Non-executive Director, becoming executive Chairman in July 1999. Until 30 April 1999, he was Group Chief Executive of United Biscuits (Holdings) plc (UB), which he joined from Rowntree Mackintosh in 1980. He was appointed to the UB Board in 1989 and became Chief Executive of UB in 1991.

Mr Nicoli is: Non-executive Chairman of The Tussauds Group Ltd; Chairman of The PerCent Club, The EMI Group Archive Trust and of the Trustees of the EMI Music Sound Foundation; and a director of Creative and Cultural Industries Ltd.

Alain Levy (58)
Chairman and Chief Executive Officer EMI Music

Alain Levy joined EMI and was appointed to the Board in October 2001.

Mr Levy joined CBS International (now Sony Music) in 1972 and, after 12 years, moved to PolyGram (now Universal Music Group), where he became President and CEO in 1991. In both companies he held various posts involving manufacturing, logistics, marketing and management. Mr Levy remained with PolyGram until it was sold to Seagram in 1998.

Mr Levy is a director of David Linley & Co. Ltd and Ilchester Investments Ltd. He also sits on the advisory board of Schroder Venture Partners LLC (formerly Schroder Ventures) in the US and on the European advisory board of Wharton Business School.

Martin Bandier (63)
Chairman and Chief Executive Officer EMI Music Publishing

Martin Bandier was appointed to the Board in April 1998. He joined EMI Music Publishing as its Vice Chairman in 1989 upon the acquisition of SBK Entertainment World Inc. (SBK), in which he was a founding partner. He was appointed CEO of EMI Music Publishing in 1991 becoming, in addition, Chairman in 1992.

Mr Bandier entered the music publishing business in 1975 as a founding partner of the Entertainment Music Company and the Entertainment Television Company and, together with his partners, created SBK in 1986.

Mr Bandier is a director of the National Music Publishers' Association, the BMI Foundation, the Songwriters' Hall of Fame, the Rock and Roll Hall of Fame and the Syracuse University Board of Trustees. He is also a member of the National Academy of Recording Arts and Sciences.

Martin Stewart (41)
Chief Financial Officer (CFO)

Martin Stewart, who is a Chartered Accountant, was appointed CFO and became a member of the EMI Board on 1 February 2005, having joined EMI on 7 January 2005.

Before joining EMI, Mr Stewart was Chief Financial Officer of British Sky Broadcasting Group plc. He held this post from May 1998 until August 2004, having joined that company in 1996. Between 1991 and 1996, Mr Stewart was employed by PolyGram, latterly as Finance Director of PolyGram Filmed Entertainment.

Non-executive directors



John Gildersleeve



Sly Bailey



Peter Georgescu



David Londoner



Kathleen O'Donovan

John Gildersleeve (60)
Deputy Chairman and Senior Independent Non-executive Director

John Gildersleeve joined the Board in February 2004 when he also became Deputy Chairman and Senior Independent Non-executive Director.

Until February 2004, Mr Gildersleeve was the Commercial and Trading Director of Tesco plc. He joined Tesco in 1965 and became an executive director in 1984.

Mr Gildersleeve is also Non-executive Chairman of Gallaher Group plc and a non-executive director (Non-executive Chairman designate) of The Carphone Warehouse Group PLC.

Sly Bailey (43)
Sly Bailey joined the Board in April 2004.

Mrs Bailey is Chief Executive of Trinity Mirror plc, the UK's largest newspaper publisher. Between 1989 and 2003, Mrs Bailey held various executive posts with the IPC Media Group, joining the Board in 1994 and becoming Chief Executive of IPC Media in 1999. She led the sale of IPC to AOL Time Warner in 2001. From 1984 until 1989, Mrs Bailey worked in sales management for The Independent and The Guardian newspapers.

Mrs Bailey is a non-executive director of The Press Association Ltd. She is also the President of Newstraid, a charity for the distribution and retail news trade.

Peter Georgescu (66)
Peter Georgescu joined the Board in 2002.

Mr Georgescu is Chairman Emeritus of Young & Rubicam Inc., a network of commercial communications companies, having served as that company's Chairman and CEO from 1994 until January 2000.

In addition, Mr Georgescu is a director of Levi Strauss & Co., International Flavors & Fragrances Inc. and Toys "R" Us, Inc. He is also Vice Chairman of the directors of New York Presbyterian Hospital and is a member of the US Council on Foreign Relations.

David Londoner (68)
David Londoner joined the Board in 2003.

Mr Londoner, who is a Chartered Financial Analyst, is the General Partner of The North River Company, L.P., a family investment partnership. He spent most of his career at Schroder & Co. Inc., joining a predecessor firm, Wertheim & Co., in 1972 and leaving when it was sold in 2000.

Additionally, Mr Londoner is a director of Meredith Corporation and a trustee emeritus of the American Museum of the Moving Image.

Kathleen O'Donovan (48)
Kathleen O'Donovan joined the Board in 1997 and has chaired the Audit Committee since 1999.

Ms O'Donovan is a non-executive director of Prudential plc, Great Portland Estates PLC and O_2 plc (and serves on their audit committees) and is also chair of the Invensys pension fund. She will be standing down from the Court of the Bank of England and as chair of its audit committee at the end of her six-year term on 31 May 2005.

Directors' report

for the year ended 31 March 2005

The Chairman's statement, the Operating reviews and the Financial review in this Annual Report together contain details of the principal operations of the Group and their results during the year as well as likely future developments.

Dividends

An interim dividend of 2.0p per Ordinary Share was paid on 1 April 2005. The Board is recommending a final dividend of 6.0p per Ordinary Share, making a total of 8.0p (2004: 8.0p). The final dividend will be paid on 7 October 2005 to Ordinary Shareholders on the register as at the close of business on 9 September 2005, with the shares going ex-dividend on 7 September 2005.

Substantial shareholders

As at 20 May 2005, the Company had been notified of the following interests of 3% or more in its Ordinary Shares:

	No. of shares	% of capital held
The Capital Group Companies, Inc.	36,211,326	4.59
The Goldman Sachs Group Inc. and its subsidiaries	24,224,817	3.07
HBOS plc/Insight Investment Management Limited	38,510,121	4.88
Legal & General Investment Management Limited	27,861,886	3.53
Lehman Brothers International (Europe)	38,045,403	4.82
Prudential plc group of companies	39,992,458	5.06
Schroder Investment Management Limited	73,710,242	9.33
Wellington Management Company, LLP	71,453,854	9.05

Share capital

Changes in the Company's share capital during the year, and details of the authority for the Company to purchase its own Ordinary Shares as at 31 March 2005, are set out in Note 22 on page 91.

Employment policies

Information on the Group's employment policies is given on page 39.

Supplier payment policy

The Company negotiates payment terms with its suppliers on an individual basis, with the normal spread being payment at the end of the month following delivery plus 30 or 60 days. It is the Company's policy to settle the terms of payment when agreeing the terms of each transaction, to ensure that the suppliers are made aware of the terms, and to abide by them. The Company makes payments to its suppliers through its subsidiary, EMI Records Ltd. The number of days' purchases outstanding at 31 March 2005 is calculated at 48 days (2004: 45 days).

Charitable and political expenditure

Charitable, sponsorship and fundraising activities carried out during the year within the Group contributed £1.0m (2004: £1.1m) to charitable organisations and communities around the world. These included UK charitable donations amounting to £0.3m (2004: £0.3m) and £nil (2004: £0.1m) elsewhere in the European Union ('EU'). These donations were given to support charitable organisations and community initiatives in youth and education, arts and culture, and health and welfare.

It is the Group's policy not to make any donations to political parties or to incur any political expenditure, as those terms are defined in the Political Parties, Elections and Referendums Act 2000 ('PPERA'). No such donations were made nor was such expenditure incurred either in the UK, the rest of the EU or elsewhere during the year (2004: £nil).

Research and development ('R&D')

During the year, Group expenditure on R&D totalled £40,000 (2004: £100,000).

Directors

The present Directors of the Company are named on pages 44 and 45. Mrs S Bailey, having been appointed on 2 April 2004, was elected by shareholders at the 2004 Annual General Meeting ('AGM'). Dr H Einsmann retired as a Director at the conclusion of the 2004 AGM. Mr R C Faxon resigned as a Director on 31 January 2005. Mr M D Stewart was appointed as a Director on 1 February 2005. All the other Directors served throughout the year.

Mr A M J I Levy and Mr P A Georgescu retire by rotation at the AGM pursuant to Article 112(A) of the Company's Articles of Association and, being eligible, offer themselves for re-election. Mr Stewart retires at the AGM pursuant to Article 112(B) and, being eligible, offers himself for election. Biographical information relating to the Directors to be elected or re-elected at the AGM is set out on pages 44 and 45.

On 6 January 2005, the Company announced a succession plan for its Music Publishing division. On 1 February 2005, Mr Faxon left the Board and returned to EMI Music Publishing in New York to become its President and Chief Operating Officer, reporting to Mr M N Bandier. As from 1 April 2006, Mr Faxon will rejoin the Board when he becomes Joint Chief Executive Officer of EMI Music Publishing with Mr Bandier. At that time, Mr Bandier, who will continue as Chairman of EMI Music Publishing, will cease to be a Director of the Company. From 1 April 2007, Mr Faxon will become sole Chief Executive Officer of EMI Music Publishing with Mr Bandier remaining as full-time Chairman of the division until 31 March 2008.

No Director had a material interest in any contract of significance subsisting at the end of, or during, the year involving any Group company, other than by virtue of having a service contract. Details of Directors' interests in the shares of the Company are set out in the Remuneration Report on pages 61 to 64.

Under Article 177 of the Company's Articles of Association, the Company provides the Directors and officers of the Company, to the extent permitted by law, with an indemnity in respect of liabilities they may incur in connection with the performance of their duties. From 6 April 2005, UK company law was changed so as to allow companies to indemnify their directors against liability, including costs and damages awarded, in civil proceedings brought by third parties (described in the legislation as 'qualifying third party indemnities') and to fund in advance defence costs. The Company has been advised that with effect from 6 April 2005, Article 177 provided the benefit of a qualifying third party indemnity to each of its Directors.

At the forthcoming AGM, it is proposed to adopt new Articles which will reflect this as well as other recent changes in law and practice. A summary of the principal changes to the Articles is contained in the Notice of AGM accompanying this Annual Report.

Auditor

Resolutions to reappoint Ernst & Young LLP as the Company's auditor and authorising the Directors to determine its remuneration will be put to the forthcoming AGM.

Annual General Meeting

The 2005 AGM of the Company will be held at 2.30pm on Thursday, 14 July 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of AGM accompanies this Annual Report. In addition to the ordinary business of the meeting, resolutions will be put to shareholders to: give authority to the Directors to allot shares; give authority to the Directors to disapply pre-emption rights; give authority to the Company to purchase its own shares; adopt new Articles of Association and authorise a scrip dividend scheme. Also, in order to avoid an inadvertent breach of the law, resolutions will be put to shareholders seeking approval for political donations and expenditure. Further explanations of these matters are provided in the letter to shareholders that accompanies the Notice.

Electronic Proxy Appointment ('EPA')

EPA will again be available for this year's AGM. CREST members may also use the CREST electronic proxy appointment service. Further information regarding EPA is provided in the Notice of AGM and on the Proxy Form.

By Order of the Board
C P Ashcroft
Secretary
23 May 2005

Corporate governance

EMI is committed to high standards of corporate governance. The Board considers that the Company has complied throughout the year with the Code provisions set out in section 1 of the revised Combined Code on Corporate governance which was issued in July 2003 ('the Code'), except as regards the length of Directors' service contracts, which is discussed in the Remuneration report on pages 56 and 57, and the combination of the roles of Chairman and Chief Executive which is discussed below.

Ernst & Young LLP has reviewed the Company's statement as to its compliance with the Code, in so far as it relates to those parts of the Code which the UK Listing Authority specifies for review by the external auditor, and its report is set out on page 67.

The Code was revised for reporting years which began on or after 1 November 2003. The first of the Company's reporting years subject to the revised Code began on 1 April 2004 and is reported on in this Annual Report.

The remainder of this section, together with the Remuneration report, provides an explanation of how EMI applies the principles of good governance as set out in the revised Code.

The Board

As at 31 March 2005, the Board of EMI Group plc comprised nine Directors of whom four were Executive Directors. Following the appointment of Sly Bailey on 2 April 2004, there were six Non-executive Directors. However, on the retirement of Dr Harald Einsmann as a Director at the conclusion of the 2004 AGM, the number of Non-executive Directors returned to five.

All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. The Nomination Committee has conducted an annual review as to whether the Non-executive Directors remain independent against the criteria set out in the revised Code. As reflected in their biographies, which appear on pages 44 and 45, the Directors have a wide and balanced range of experience in multinational and consumer-orientated businesses, as well as an appropriately international spread.

Eric Nicoli is executive Chairman of the Company, which incorporates the role of chief executive officer. Day-to-day executive responsibility for the running of the Company's two main businesses lies with Alain Levy, as Chairman and Chief Executive Officer, EMI Music, and Martin Bandier, as Chairman and Chief Executive Officer, EMI Music Publishing, who each report to Eric Nicoli.

In recent years, and as explained in previous Annual Reports, the Board has concluded that EMI has been best served by the CEOs of the recorded music and music publishing businesses reporting to an executive chairman who complements their music industry experience and expertise. The Board has further concluded that the interposition of another senior executive over the business CEOs would lead to unnecessary duplication, and diffusion of responsibility.

The Board considers that, for the present, the structure outlined above is the most effective for EMI and is in the best interests of both the Company and its shareholders. Furthermore, the Board considers that the nature and level of matters reserved for decision, either to the Board as a whole or to standing committees of the Board, appropriately limit the authority of the Chairman and reflect the combination of the posts of chairman and chief executive officer in one person.

It is the Board's policy that, so long as the Chairman is also the chief executive officer of the Company, the independent Non-executive Directors should comprise a numerical majority of the Board and that the senior independent Non-executive Director should also be either sole or joint Deputy Chairman.

Apart from EMI, Eric Nicoli's only other significant commitment during the year was the chairmanship of The Tussauds Group Limited, a private company.

The Board as a whole considers the appointment of Directors to, and executive appointments within, the Board, based on recommendations from the Nomination Committee which follows a formally approved selection process. The Articles of Association include a requirement that all Directors should submit themselves for election by the shareholders at the AGM immediately following their appointment and for re-election at least once every three years thereafter.

The Board meets at least eight times each year, with additional meetings or contact between meetings as necessary. The programme for each year is approved by the Board. Currently, the programme includes reviews of strategy together with the operations and results of the two main business units, as well as the approval of annual budgets and regular presentations on key business developments, major projects and strategic issues. Actual results for the Group and individual business units are reported to all Directors each month. In the year ended 31 March 2005, the Board met nine times, including a strategy review as part of its October meeting in New York. In coming years, the Board intends to meet at least twice each year outside the UK to allow closer contact with local management.

These procedures, together with other regular and ad hoc reports, aim to ensure that the Board is supplied in a timely manner with information that is appropriate to the discharge of its duties.

The Board's programme also includes management development and succession planning, reviews of the effectiveness of the Board and its principal committees, and an assessment of the performance of the Executive and Non-executive Directors conducted by the Chairman and the Non-executive Deputy Chairman. The review of the Chairman's performance is led by the Deputy Chairman and senior independent Non-executive Director. Additionally, the Board's programme provides for at least two meetings a year between the Chairman and the Non-executive Directors, as well as at least one meeting of the Non-executive Directors alone.

During the year, the effectiveness of the Board and its principal committees was assessed through each Director completing a questionnaire prepared by the Company Secretary and approved by the Chairman and Deputy Chairman. The results were then presented to the Board by the Company Secretary and, following discussion by the Board, agreed changes were implemented. A similar process was applied during the year by each of the Audit, Nomination and Remuneration Committees with the effectiveness questionnaire being approved by the Committee's Chairman. The performance of the Executive Directors and Non-executive Directors was reviewed by the Chairman and Non-executive Deputy Chairman, through completion of an appraisal form, and the results were communicated to the Directors concerned.

Tailored induction programmes are provided for new Directors. In addition to briefings by the Chairman, Company Secretary and Chief Financial Officer, meetings are arranged with a range of corporate and business executives as well as the external auditors and other advisers. Inductions also now include modular sessions covering topics such as key financial and other characteristics of, and operating risks faced by, the recorded music and music publishing businesses. The Board has also instituted a programme of ongoing professional development for Directors with modular sessions approved in advance by the Board.

The Board has delegated certain matters to standing committees, details of which are set out below. However, to ensure its overall control of the Company's affairs, the Board has reserved certain matters to itself for decision. These include the Group's strategic plans and annual operating budgets; significant acquisitions or disposals of companies, businesses or assets, and significant contractual commitments or items of expenditure; together with policies relating to the Group's treasury function, pensions, major litigation, employee share schemes, and environmental and ethical issues. The delegated authorities, together with each Committee's terms of reference and the schedule of matters reserved to the Board for decision, are reviewed each year.

All Directors have access to the services and advice of the Company Secretary, who is appointed by, and may only be removed by, the Board. The Company Secretary advises the Board on all governance matters, through the Chairman. There are also procedures for Directors, in appropriate circumstances, to obtain independent professional advice at the cost of the Company.

The Executive Directors are permitted to take external appointments as non-executive directors but usually only one such appointment may be with another publicly quoted company. They may retain the remuneration from such appointments. All appointments must be approved by the Board to ensure that they do not give rise to conflicts of interest.

The attendance by individual Directors at scheduled and ad hoc meetings of the Board and its Committees in the financial year ended 31 March 2005 was as follows:

Director	Board	Audit	Remuneration	Nomination	Executive
E L Nicoli	9(9)	4*	6*	3(3)	13(13)
M N Bandier	9(9)	n/a	n/a	n/a	12(13)
A M J I Levy	9(9)	n/a	n/a	n/a	12(13)
R C Faxon[a]	7(7)	3*	n/a	n/a	10(11)
M D Stewart[b]	2(2)	1*	n/a	n/a	2 (2)
J Gildersleeve	9(9)	4(4)	6(6)	3(3)	n/a
S Bailey[c]	9(9)	4(4)	6(6)	3(3)	n/a
H Einsmann[d]	2(4)	0(1)	1(3)	1(1)	n/a
P A Georgescu	8(9)	4(4)	6(6)	3(3)	n/a
D J Londoner	9(9)	4(4)	6(6)	3(3)	n/a
K A O'Donovan	8(9)	4(4)	6(6)	3(3)	n/a

Figures in brackets denote the maximum number of meetings that each Director could have attended.

* Not Committee members, but invited to attend all or part of the number of meetings indicated.

[a] Resigned on 31 January 2005.
[b] Appointed on 1 February 2005.
[c] Appointed on 2 April 2004.
[d] Retired on 13 July 2004.

Board committees

The principal committees of the Board are the Audit, Remuneration, Nomination and Executive Committees. Reflecting the important role played by the independent Non-executive Directors in ensuring high standards of corporate governance, all the Non-executive Directors are members of the Audit, Remuneration and Nomination Committees. Each committee has written terms of reference and levels of authority which have been amended so as to ensure compliance with the revised Code; these can be viewed on the Group's website, www.emigroup.com, or obtained on request from the Company Secretary. Except in the case of the Remuneration Committee, minutes of meetings are circulated to all Directors.

Remuneration Committee

The role of the Remuneration Committee, which is chaired by John Gildersleeve, is described on page 52. It meets at least three times each year. The Remuneration report on pages 52 to 64 gives information about the Directors' remuneration.

The main responsibilities and activities of the other three principal Committees are as follows:

Audit Committee

The Audit Committee is chaired by Kathleen O'Donovan and comprises all the independent Non-executive Directors. The Committee meets four times each year and its meetings are normally attended by the Executive Chairman, the Chief Financial Officer, the Group Financial Controller, the external auditor and the Head of Internal Audit. In addition, the Company Secretary & Group General Counsel attends in his capacity as secretary to the Committee. Separate meetings are held by the Committee with both the external auditor (at least twice each year) and the Head of Internal Audit (at least once each year) without the presence of Executive Directors or other management. Following each meeting the Committee Chairman reports to the Board any matter of particular importance.

The Committee is authorised to investigate any matter within its terms of reference and, where necessary, to obtain external legal or other independent professional advice. The Committee's responsibilities, which it has carried out during the year, include:

- reviewing, and assessing the effectiveness of, the Group's internal financial controls together with its internal control and risk management systems;
- making recommendations to the Board with regard to: the appointment, removal and remuneration of the external auditor; overseeing the Company's relations with the external auditor; monitoring the external auditor's independence and objectivity; and the effectiveness of the audit process;
- reviewing the internal audit plan for the year; monitoring and reviewing the effectiveness of the internal audit function; ensuring appropriate co-ordination between internal audit and the external auditor; providing adequate resources for the internal audit function and ensuring that it has appropriate standing; and approving the appointment or termination of appointment of the head of the internal audit function; and,
- reviewing the half-year and annual financial statements with particular reference to accounting policies; significant estimates and financial reporting judgements; and the disclosures made therein.

For each year, the Committee adopts a formal programme which is structured to coincide with key events in the Company's financial reporting cycle. The programme also includes other regular items, for example: a review of the Committee's own effectiveness and that of the internal audit function; a continuing programme of post-investment reviews; the Company's policy for the provision of non-audit services by the external auditor; reviews of material litigation to which the Group is party; a review of treasury policies and the Group's main pension plans; and the review and supervision of the Group's worldwide 'whistleblowing' arrangements. In addition, the Committee's programme during the last year has included regular reports on the Group's preparations for the implementation of International Financial Reporting Standards and an assessment of the effectiveness of the Internal Audit Department which was supported by a review conducted by external consultants.

Each year, the Committee reviews the independence and objectivity of the external auditor with a view to confirming that, in its opinion, the maintenance of objectivity on the one hand and value for money on the other have been kept appropriately in balance. During the past year the Committee has reconfirmed its detailed and formal policy regarding the provision of non-audit services by the external auditor. Services for which the external auditor may be considered under this policy include supporting and reporting on financial representations in public documentation and general advice on accounting and financial reporting matters. Services for which the external auditor may not be engaged, without the prior approval of the Audit Committee, include tax planning advice, employee tax services and consulting services.

Further details of the Committee's role in relation to the annual assessment of the Group's internal control framework are set out below.

Nomination Committee
Chaired by John Gildersleeve, the Committee comprises all the Non-executive Directors and the Chairman. The Committee makes recommendations to the Board on the appointment of Directors and the reappointment of Non-executive Directors on the expiry of their three-year terms of appointment. In addition, the Committee is responsible for making recommendations to the Board regarding plans for succession for both Executive and Non-executive Directors.

A formal process has been adopted by the Committee to make recommendations on both the appointment of new Directors and the re-election of existing Directors. This involves an evaluation of the skills, knowledge and experience of the Board as a whole, consideration of the need for the progressive refreshing of the Board and agreement of a description of the role and capabilities required for an anticipated new appointment. The selection process is led by the Chairman in close consultation with the Non-executive Deputy Chairman and all Directors are offered the opportunity to meet a potential appointee before the Committee meets to discuss the proposed recommendation.

In addition, the Committee reviews the structure, size and composition of the Board, and oversees the process for reviewing the effectiveness of the Board and its principal committees as well as the performance of individual Directors.

The Committee meets at least twice a year and otherwise when required. During the financial year ended 31 March 2005, the Committee met three times. It recommended: the succession plan for EMI Music Publishing involving Martin Bandier and Roger Faxon; and the appointment of Martin Stewart as Chief Financial Officer in succession to Roger Faxon. An external search agency was engaged in connection with the latter appointment of a new Director.

Executive Committee
Chaired by the Chairman, the Executive Committee also comprises the chief executive officers of the Company's two main businesses, together with the Chief Financial Officer. The Committee is responsible for the approval of acquisitions, divestments, capital expenditure and contractual commitments below the level that the Board has reserved to itself for decision, and for certain operational, administrative and other routine matters.

The Committee also regularly reviews and reports to the Board on the performance of the Group's businesses. At least twelve meetings are held by the Committee each year and senior Group executives frequently attend by invitation.

Directors' responsibilities
UK company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group, as well as the profit or loss and cashflows of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors confirm that they have complied with these requirements in preparing the financial statements on pages 68 to 96.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern
The Directors believe that, after making enquiries they consider to be appropriate, the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. The system of internal control is based on what the Board considers to be appropriate to the Group's activities, to the materiality of the financial and other risks inherent in those activities and to the relative costs and benefits of implementing specific controls. It is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and, as such, provides reasonable, but not absolute, assurance against material misstatement and loss.

The full Board meets regularly throughout the year and the matters specifically reserved for its approval ensure that the Directors maintain control over significant strategic, financial and compliance matters.

The Group has an established organisational structure with clearly defined lines of responsibility and reporting. The Board has devolved to executive management responsibility for implementing and maintaining the Group's system of internal control. Each business unit operates in accordance with policies and procedures applicable to all of the Group's units.

The Group operates comprehensive annual planning, financial reporting and forecasting processes. The Board formally approves strategic plans and annual budgets. The Group's performance is monitored against budget on a monthly basis and all significant variances are investigated. There are defined authorisation procedures in respect of certain matters including capital expenditure, investments, the granting of guarantees and the use of financial instruments. The Audit Committee also receives, twice yearly, a review of all material litigation undertaken by, or against, the Group's companies and considers the associated risks.

The strength of an internal control system is dependent on the quality and integrity of management and staff. Those executives at senior levels are informed of their responsibilities as to the maintenance of sound systems of internal control. A routine and Group-wide process, which requires key executives and managers to certify their compliance with the Group's policies and procedures, reinforces this integrity.

The internal audit function operates as one Group-wide department which monitors and supports the internal control system and reports to both the Audit Committee and the Group's senior management. The responsibilities of the internal audit function include recommending improvements in the control environment and ensuring compliance with the Group's policies and procedures. The Audit Committee reviews the audit plan prepared by the Internal Audit Department.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been in place for the year under review and up to the date of this Report. This process is regularly reviewed by the Audit Committee on behalf of the Board and accords with the requirements of Internal Control: Guidance for Directors on the Combined Code.

During the year to 31 March 2005, significant potential risks facing the Group have been assessed and graded in a process managed by the Group Risk Director and involving line and functional management throughout the Group. The controls in place to manage or mitigate each risk were reviewed for adequacy and the processes to monitor and inform the Board about control performance were confirmed.

This assessment is overseen and supervised by the Group Risk Management Steering Committee. This Committee is chaired by the Chief Financial Officer and its members include representatives of the two operating businesses as well as the heads of relevant central functions. The assessment is reviewed by the Audit Committee and is repeated annually. The risk and control assessment is also shared with senior management throughout the Group.

The Board is aware of the disclosure guidelines on social responsibility issued by the Association of British Insurers, and an update on social, ethical and environmental ('SEE') issues is part of the Board's annual programme. Annual performance in these areas is already monitored and publicly disclosed through the Group's Social Responsibility reporting programme. As part of the annual risk review process and the presentation of those results to the Board, account is taken of any issues arising from SEE matters that could cause risk to value; no significant risks of this nature were identified during the year under review. The visibility of SEE matters in the risk-capture process has also been enhanced during the year under review. Appropriate SEE matters are included in the induction programme for Non-executive Directors.

The Group has in place a social responsibility policy as well as specific ethics and environmental policies. A revised ethics policy (Standards of Business Conduct) was issued in 2004. Compliance with the policy is monitored by means of self-certification by senior and middle management and through checks made by the Internal Audit Department. A Social Responsibility Report is published in respect of each financial year and a briefer review of such matters is included in this Annual Report on pages 38 to 42.

The Audit Committee receives additional assurance on the operation of internal control systems around the Group, primarily from the Internal Audit Department, which presents the conclusions of its reviews twice a year. The external auditor also takes internal financial control into consideration as part of its audit. In addition, incidences of control failure and the internal control implications of significant business issues are recorded in a central Control Issues Register, from which a summary report is prepared for the Audit Committee. A report is also prepared for distribution to senior management throughout the Group and appropriate actions are taken to rectify any control failures. Any significant new issues and material changes to the risk environment are reported at the next Board meeting.

Investor relations

The Group is committed to regular and open dialogue with investors. The Chairman and Executive Directors have held, and will continue to hold, discussions with institutional shareholders and analysts. The senior independent Non-executive Director is also available to meet investors, if so requested. In addition, there are general presentations to investors and analysts after the announcement of the half-year and annual results which are simultaneously webcast. From time to time, more tailored presentations on specific areas of importance are made.

Individual shareholders have the opportunity to question the Chairman and other Directors at the AGM and can meet them informally after the AGM. Results announcements and other press releases are made available on the Group's website as soon as possible after their publication.

Actions taken to develop an understanding amongst Directors of the views of major shareholders about the Group include reports to the Board on investor relations. Twice each year, these reports are supplemented by more detailed reviews by the Senior Vice President, Investor Relations, supported by the Company's brokers.

Remuneration Committee
The Board has delegated to the Remuneration Committee the approval of the remuneration and employment terms of the Executive Directors and certain other senior executives.

The Committee comprises the Non-executive Directors, all of whom are considered to be independent, and its membership during the year was as follows:

Committee Chairman
John Gildersleeve - *Non-executive Deputy Chairman* and *senior independent Non-executive Director.*

Committee Members
Sly Bailey - *Non-executive Director*
(since her appointment on 2 April 2004).
Harald Einsmann - *Non-executive Director*
(until his retirement on 13 July 2004).
Peter Georgescu - *Non-executive Director*
David Londoner - *Non-executive Director*
Kathleen O'Donovan - *Non-executive Director*

Terms of reference
The key terms of reference of the Committee are as follows:

- to provide the policy framework for the remuneration of Executive Directors, the Company Secretary and other senior executive and operational management (currently approximately 100 individuals in total);

- subject to the policy framework and the Code, to review in detail and approve all aspects of the terms and conditions of employment of each Executive Director and the Company Secretary, including their incentive arrangements, pension rights and any compensation payments;

- to review and approve the base salaries of the most senior direct-line reports to the Executive Directors, together with their remuneration packages, incentive arrangements, pension rights and any compensation payments;

- to determine targets for any performance-related incentive arrangements operated by the Company;

- to ensure the effective administration of any other long-term or share-based remuneration arrangements for employees;

- to ensure that regulations and codes on the disclosure of remuneration are adhered to by the Group; and,

- to review major changes in Group employee benefit structures.

The Committee is also authorised, where necessary, to obtain external independent professional advice.

The full terms of reference of the Committee can be obtained on request from the Company Secretary and are set out on the Company's website at www.emigroup.com.

Attendance at meetings and advisers
During the year, the Committee continued to use New Bridge Street Consultants LLP which it appointed as its adviser. This firm has provided material advice to the Committee to assist it in developing and monitoring policies for remunerating senior employees throughout the Group. The major areas for advice were Executive Directors' remuneration, determining competitive levels and forms of pay for Executive Directors and senior executives, reviewing incentive arrangements for that group, reviewing all share-based and long-term incentive plans and advising the Committee of developments and best practices for remuneration and applicable corporate governance requirements. New Bridge Street Consultants LLP has not, during the year, provided any other services to the Group. The letter of appointment in respect of New Bridge Street Consultants LLP can be viewed on the Group's website, www.emigroup.com, or obtained on request from the Company Secretary.

The Committee schedules three meetings during each year but also holds additional meetings as and when material matters arise for discussion. During the last financial year, the Committee met on six occasions.

Only Committee members are entitled to attend meetings of the Committee as of right, although the Executive Chairman (the 'Chairman'), the Human Resources executive charged with supporting the Committee (Carol Separovich as Vice President, Rewards Management) together with the Company Secretary & Group General Counsel (in his capacity as Committee Secretary) are generally invited to attend so as to assist and advise the Committee on matters under consideration. Other executives may be invited to attend in respect of specific issues where their guidance may be of assistance to the Committee. In this regard, during the last financial year the Chairman & Chief Executive Officer of EMI Music ('CEO EMI Music') and the Vice Chairman, EMI Music attended two meetings and one meeting, respectively, to provide material assistance and advice with regard to their division. None of these attendees participated in any discussion relating to his or her own remuneration.

In monitoring the level and mix of remuneration packages, the Committee has access to a number of music and general industry remuneration surveys, covering both local and international data. The Committee takes into account factors such as the nature, size, complexity and international profile of the surveyed companies relative to EMI; it also seeks such specific advice from external consultants as it considers appropriate.

Policy statement on Directors' remuneration

Background
The Committee recognises that, as a major UK-listed company, EMI should comply with the highest standards of corporate governance and, wherever it is appropriate to do so having regard to the wider interests of shareholders, UK remuneration best practices. Accordingly, the Committee periodically reviews the Group's remuneration practices against such standards and practices while recognising that the achievement of success in the highly competitive worldwide music market depends critically upon the Group's ability to compete for the management talent necessary to secure, develop and promote successful recording artists, composers and songwriters. The Group's remuneration policies, therefore, will continue to reflect the need to attract, retain and motivate top-calibre international management in the context of remuneration levels and practices in the international music and entertainment industry, many of which are set in the US, the indigenous repertoire of which, in the year ended 31 March 2005, amounted to 46.7% of worldwide record sales.

The Group's remuneration policies also recognise that the music publishing and recorded music businesses operate in distinct market places. The level and form of remuneration will continue to be tailored to the different market places in which the Group competes and to recognise the importance of creative talent to the overall success of the Group.

The remuneration packages of the Executive Directors have been designed to help them attain, and encourage them to retain, long-term interests in EMI's shares, and thereby align their interests with those of shareholders. Performance-related elements, in the form of annual bonuses and share-based long-term incentives, represent a significant proportion of the total annual remuneration opportunity, typically providing at least two-thirds of potential remuneration for the achievement of stretching performance targets.

Overview
The Group revised certain aspects of its remuneration policies during 2003. Notably, the introduction of the Executive Share Incentive Plan ('ESIP') was approved by shareholders at the 2003 Annual General Meeting. Revisions were also made to certain Executive Directors' service contracts to bring them into line with developments in best practice. The Committee considers it appropriate to apply the same policies in 2005 and, therefore, has made no changes to the general policy reported in the Annual Reports for the last two years.

Remuneration arrangements for Alain Levy
As reported last year, following consultation with major shareholders, the service contract of Alain Levy, CEO EMI Music, was amended as from 1 April 2004. The revised arrangements were designed to secure Mr Levy's services for EMI until at least March 2009 and are as follows:

- base salary was increased to £1.0m pa;

- the annual bonus opportunity was increased from two times salary to three times salary, by adding to the operating margin criterion a further potential one times salary opportunity by reference to turnover performance relative to the recorded music market (with nothing payable for below-market levels of turnover performance and increasing on a sliding scale); and,

- as originally contemplated when the ESIP was introduced, Mr Levy will not receive any share awards under that scheme until May 2006. It is envisaged that he will then participate on a comparable basis to other Executive Directors, with any awards being on the same basis (in terms of performance criteria, etc) but with awards based on a higher multiple of salary. It is currently intended that Mr Levy would receive annual grants of options over shares worth three times base salary and awards of performance shares worth one and a half times salary each year compared with, currently, two times salary and one times salary, respectively, for the Chairman and for the CFO.

The amended contract also contains two other changes from the previous agreement, namely, the enhancement of severance following a change of control (from 12 to 24 months) has been removed and, should Mr Levy wish to resign, the notice required from him has been increased from six to 12 months.

The Board and the Committee remain committed to a high proportion of the total earning opportunity being performance-dependent and only paying bonuses where stretching performance criteria have been satisfied.

Remuneration arrangements for Martin Stewart
Martin Stewart joined EMI on 5 January 2005 and became a Director on 1 February 2005 when he took up the appointment of CFO. In order to secure his appointment, the Committee agreed to the provision of a base salary of £525,000 pa. The first review of this salary will take effect from 1 July 2006.

For the period from 5 January to 31 March 2005, Mr Stewart was eligible for a discretionary pro-rata bonus, based on the rules of the Company's Executive Incentive Plan ('EIP'). Commencing from 1 April 2005, Mr Stewart will participate in the EIP, with his maximum annual bonus entitlement being 100% of his eligible base salary but with no entitlement to any guaranteed level of bonus.

On commencement of his employment, Mr Stewart received the following awards under the rules of the ESIP in respect of the period to 31 March 2006:

- an initial option grant over 519,116 shares with an exercise price of 252.833p per share; and,

- an initial performance share award over 259,558 shares.

Annual grants and awards will be made to Mr Stewart in accordance with the rules of the ESIP in each subsequent year starting with 2006, for which there will be no guaranteed awards. Such grants and awards will be made in accordance with the Committee's policy at the relevant grant date.

Extended contract and revised remuneration arrangements for Martin Bandier
The employment agreement of Martin Bandier, CEO EMI Music Publishing, was extended and revised as of 1 February 2005. The revised arrangements are designed to secure Mr Bandier's services as full-time Chairman of EMI Music Publishing until 31 March 2008, as well as securing an orderly succession plan for that business. From 1 April 2006 to 31 March 2007, Mr Bandier will become joint Chief Executive Officer of EMI Music Publishing with Roger Faxon. As of 1 April 2007, Mr Bandier will cease to be joint Chief Executive Officer but will remain as full-time Chairman until 31 March 2008. Thereafter, Mr Bandier will act as a consultant to EMI Music Publishing for a further three years.

Mr Bandier will cease to be a Director of the Company on 31 March 2006. Until his retirement as a Director, Mr Bandier's base salary will continue at its current level of US$3,331,635 pa and his annual performance bonus at target and maximum performance will continue to be 50% and 80% of base salary, respectively. The one-off long-term incentive arrangements for Mr Bandier, referred to in previous annual reports and set out in the tables accompanying this report, will continue in place for the period to 31 March 2006. From 1 April 2006, when Mr Bandier becomes joint Chief Executive Officer with Roger Faxon, his base salary will reduce to US$1,800,000 and his annual performance bonus at maximum performance will increase from 80% to 100% of base salary.

The Committee believes that these changes, which are designed to secure an orderly succession to the leadership of EMI Music Publishing, as well as the benefit of Mr Bandier's continued advice and assistance to the business thereafter, are appropriate.

Base salary
The Group believes pay should be closely linked to performance.

Base salary levels are determined by the Committee having regard to the experience and performance of the individual executive, the performance of the Group as a whole over the preceding year, data regarding external salary levels for comparable positions, internal relativities and wage inflation elsewhere in the Group. The Committee seeks to ensure that, in respect of industry-specific roles, base salaries are generally set no higher than the median for the music industry and, in the case of non-operational roles, has appropriate regard to general industry data.

Recognising the requirements of good corporate governance and a desire to constrain fixed costs to the advantage of all shareholders, base salaries for certain operating executives, most notably (and even after the revisions to his arrangements) for the CEO EMI Music, have been kept below industry market levels. In these instances, in order to deliver competitive overall levels of pay, the balance of the overall remuneration is weighted more significantly towards long-term incentives than is the case with EMI's major competitors.

The base salaries of each Executive Director on 31 March 2005 were as follows:

E L Nicoli	£721,500 pa
M N Bandier	US$3,191,220 pa
A M J I Levy	£1,000,000 pa
M D Stewart	£525,000 pa

Salaries are revised annually with any increases generally taking effect on 1 April, for Mr Levy and Mr Bandier, and 1 July for Mr Nicoli and Mr Stewart. Other than Mr Levy and Mr Stewart, the Executive Directors received an increase in the range of 3% to 4.5% in 2004 which was consistent with the overall increase for other executives and staff. Mr Stewart's first review will take effect from 1 July 2006.

Annual bonus
Annual bonus opportunities for Executive Directors remain at the same levels as last year. For the Chairman and the CFO, the maximum bonus opportunity is 100% of base salary, whilst that for the CEO EMI Music is 300% of base salary. In the case of the CEO EMI Music Publishing, the maximum bonus opportunity remains at 80% of base salary, with 50% bonus at target performance.These bonus opportunities are paid in cash following the approval of the accounts for the relevant year.

The performance criteria are tailored to individual positions and to ensure that bonuses are appropriate in all the circumstances. Subject to the Committee's discretion and within the limits described above, bonuses are determined as follows:

- for the Chairman and the CFO, two thirds of the bonus opportunity is earned by reference to the attainment of stretching financial targets, split equally between pre-set profit and cashflow targets for the Group, with the remaining one third being determined by reference to strategic objectives set on a 'balanced-scorecard' basis;

- the annual bonus for the CEO EMI Music Publishing is based on pre-set targets relating to the division's economic profit (ie taking into account the value of the investment in the business) from year to year, reflecting EMI Music Publishing's objective of achieving sustained profit growth while providing an adequate return on invested assets; and,

- since 1 April 2004, the annual bonus for the CEO EMI Music has been calculated so that two thirds of his opportunity is measured by reference to pre-set operating profit margins, with the other third determined by the division's sales performance relative to the recorded music market.

The Committee's policy is not to pay transaction-related bonuses. Details of the bonuses achieved during the year by individual Executive Directors are set out on page 60.

Long-term incentive arrangements
Of the Executive Directors, the Chairman and the CFO currently participate in the ESIP. It is anticipated that both the CEO EMI Music and Martin Bandier, as the then joint CEO EMI Music Publishing, will participate in the ESIP as from 1 April 2006.

Under the terms of the ESIP, regular annual awards of both share options and performance shares are made, with awards vesting after a fixed three-year period subject to the achievement of demanding pre-vesting performance conditions.

The Committee determined that, for the first award made under the ESIP in 2003, options over shares worth two times base salary should be awarded, together with an award of performance shares worth one times base salary. This policy was implemented by the Committee throughout the last financial year and the Committee intends to continue to apply it in the current financial year. However, the mix of options and performance shares remains under review and may vary from year to year.

One third of the number of share options granted may be exercised if adjusted (ie normalised) earnings per share ('EPS') growth, over the three years following grant (with no retesting opportunities), exceeds an average of the increase in the Retail Prices Index ('RPI') plus 3% pa; two thirds of the number of share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 5% pa; and all share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 7% pa (with straight-line interpolation between the points). To the extent that the targets have not been fully satisfied, options will lapse.

Performance share awards vest by reference to the Company's relative Total Shareholder Return ('TSR') performance over a fixed three-year period (with no retesting opportunities). TSR is a measure of the return to a shareholder (in terms of share price appreciation, assuming reinvestment of any dividends) over a fixed period. 25% of the shares subject to an award will vest if the Company's TSR, relative to the companies in the FTSE Mid-250 Index (excluding investment trusts) as at the date of award, is at least at the median of that group. This will increase, on a straight-line basis, to full vesting if the Company's TSR is at least at the upper quintile (ie within the highest 20%) of that group. The share price used for calculating both the opening and closing TSR of the Company and each company in the comparator group for the three-year period will be assessed using three-month average figures. In addition to satisfying the TSR performance condition, awards will only vest to the extent that the Committee considers that the Company's TSR performance reflects the underlying performance of the Company over the period.

The EPS and TSR targets, which were selected following extensive discussions with the Company's leading institutional shareholders and which received the support of an overwhelming majority of those shareholders, are considered to be both demanding and stretching over the medium term in light of the prevailing business climate.

The EPS growth targets were chosen because profit growth (as measured through EPS) is currently a key objective within the Group and is considered to be the most appropriate measure of financial performance.

The FTSE Mid-250 Index was chosen as the TSR comparator group as there have been no, or insufficient, similarly sized independently quoted music companies to provide a more bespoke comparator group and, therefore, it was felt appropriate to compare the performance of EMI with the constituents of the FTSE Mid-250 Index on the basis that, from an investor perspective, shareholders have the choice of investing in EMI as compared with other UK-quoted companies of a similar size. If the Company becomes a constituent of the FTSE 100, the constituents of that Index would be used for subsequent grants.

In all the circumstances, the Committee considers these two measures, taken together, to be the most appropriate method of assessing the success of EMI over the medium term and, accordingly, considers them to be appropriate performance conditions. The Committee reviews these targets each year, prior to awards being made, to determine whether they remain appropriate.

The EPS measure is fully diluted EPS adjusted to take account of exceptional items and excluding amortisation. EMI's performance against the EPS and TSR targets will be monitored by the Committee, which will assess the extent to which the targets have been achieved. The EPS calculations will be verified by the Company's external auditor while the TSR calculations will be undertaken by New Bridge Street Consultants LLP. The Committee is conscious that the basis for calculating EPS is changing in light of the move from UK GAAP to International Accounting Standards and will ensure that any EPS performance conditions are measured on a consistent basis and as originally intended.

The Committee also confirms that the Company has at all times complied with the share dilution limits as previously agreed with shareholders.

As reported in previous years, the CEO EMI Music Publishing and the CEO EMI Music had one-off long-term incentive arrangements covering, in Mr Bandier's case, the period from April 2001 to 31 March 2006 and, in Mr Levy's case, the period from October 2001 to 31 March 2006. These arrangements are summarised in footnotes (b), (c) and (d) on page 63 and footnote (e) on page 64, respectively. Neither Mr Bandier nor Mr Levy will participate in the ESIP for the duration of these one-off arrangements. As part of the amendments to their service agreements, both Mr Levy and Mr Bandier will participate in the ESIP from 1 April 2006.

All UK-based Executive Directors are entitled to participate in the Group-wide ShareSave scheme on the same terms as other UK-based Group employees. Shareholder consent was obtained at the 2004 AGM for the renewal of the ShareSave scheme and also to introduce another tax-sponsored all-employee plan, the Share Incentive Plan ('SIP'). The operation of these plans will be at the discretion of the Committee, although Executive Directors will be eligible to participate on the same basis as other staff. No grants under the SIP were made during the year.

Details of the awards granted to Executive Directors under the ESIP and the ShareSave scheme are contained in the section on Current long-term incentive schemes on page 62. Details of share options and other share awards granted in previous years in accordance with the schemes then applying and the performance criteria attaching to those grants are contained in the section on Closed long-term incentive schemes on pages 63 and 64.

Benefits in kind

Benefits and perquisites are based on general industry practice and typically include a car or car allowance together with life assurance, retirement, disability and healthcare plans. Further details are set out on page 60.

Pension arrangements

For UK-based Executive Directors, the policy is to provide pension benefits through a 'final salary' arrangement with an accrual rate of 1/30th. Where possible, this is achieved through the Group's Inland Revenue-approved occupational pension scheme. Except in the case of the CFO, an unapproved defined contribution scheme is utilised to provide benefits on salaries above the Inland Revenue-imposed earnings cap, with the level of contribution being set by reference to an actuarial assessment of the value of a 1/30th arrangement. Benefits are based on base salaries only and specifically exclude bonuses. For the CFO, a pension allowance is provided, initially at the rate of 40% of annual earnings above the earnings cap but increasing by 1% per year until it reaches 50% of annual earnings above the cap.

For the US-based CEO EMI Music Publishing, the Group's retirement plan contributions are made with respect to both salary and annual bonus, consistent with normal practice in the US and the Group's benefit arrangements for all US employees.

The Committee is currently reviewing the impact of the changes to the tax treatment of UK pensions due to take effect in April 2006. It is not envisaged that the Company will meet any additional tax liabilities of executives and the review should, therefore, not result in an increase in overall cost to the Company.

Directors' service contracts
The Code recommends that notice or contract periods should be set at one year or less. It is the Group's policy to achieve that, where possible.

The Committee endorses the principle of mitigation of loss on early termination of a service contract and recognises the advantage of service contracts including an explicit calculation, subject to mitigation, of compensation payable upon early termination, other than for misconduct or in other circumstances justifying summary termination. The Committee's policy is that such compensation should generally be calculated by reference to base salary, annual bonus at target level and other benefits, including pension contributions, for the notice period or unexpired term of the service contract. The contract should also include an explicit obligation to mitigate and to offset earnings from alternative employment undertaken during the notice period or unexpired term of the contract against all or part of the compensation payment.

However, the Committee is conscious that fixed-term contracts of three or more years are common for senior executives in the global entertainment industry and such agreements often include no (or only a limited) obligation to mitigate. The Committee, therefore, considers that it is in the best interests of EMI and its shareholders to retain the flexibility to compete for top executive talent, where necessary, through the ability to offer contract terms in excess of one year. However, as an alternative, the Committee may agree compensation payments calculated without mitigation in order to limit contract terms or notice periods to one year.

Chairman and CFO - Eric Nicoli and Martin Stewart
The service contracts of Mr Nicoli and Mr Stewart, dated 11 April 2003 and 5 January 2005, respectively, are terminable by the Company on one year's notice.

In the case of gross misconduct or other circumstances justifying summary dismissal, the Company may terminate their service contracts without payment of compensation. Termination by the Company in other circumstances, without the required notice being given, entitles the departing executive to compensation, calculated on:

- his then base annual salary (currently £721,500 pa for Mr Nicoli and £525,000 pa for Mr Stewart) for one year; plus,
- the value of retirement benefits and either the continued enjoyment of, or the value of, benefits in kind provided to him for one year (the accrued value of such retirement contributions and the benefits in kind would have been £408,298 for Mr Nicoli and approximately £218,004 on an annualised basis for Mr Stewart had either one of them been dismissed on 31 March 2005); plus,
- a sum in respect of his lost annual bonus opportunity, being 50% of his maximum bonus for the period from the date of his departure to the end of the contractual notice period.

Their entitlement to such compensation is subject to both a duty to mitigate and, also, offset for any earnings which they derive from other employment during the unworked part of the notice period for which they have been compensated.

CEO EMI Music - Alain Levy
Mr Levy's service contract, which commenced on 15 October 2001 and was amended as of 1 April 2004, allows the Company to terminate his employment at any time without notice. If termination is for cause (as defined in the contract), no compensation is payable. If termination is without cause, or Mr Levy terminates the agreement for good reason (for example, breach by EMI), he is entitled to a lump-sum severance payment based on one year's pay, calculated using:

- his then base annual salary (currently £1,032,000 pa); plus,
- the value of retirement benefits and either the continued enjoyment of, or the value of, benefits in kind provided to him (the accrued value of such retirement contributions and the benefits in kind would have been £529,661 had he been dismissed on 31 March 2005); plus,
- the average annual bonus earned by him over the last three financial years (£730,474 in respect of years ended on or before 31 March 2005).

Mr Levy accepted a basic contract term of one year, which is significantly less than competitive music industry practice, as well as a base salary and potential cash bonus at levels lower than those for equivalent positions in other major record companies. In recognition of this, there is no obligation on Mr Levy to mitigate or to offset against the compensation payment any earnings from alternative employment following termination.

CEO EMI Music Publishing - Martin Bandier
Mr Bandier's employment agreement, dated as of 1 February 2005, is with a Group subsidiary in the US and is governed by New York state law. This agreement extends Mr Bandier's employment beyond 31 March 2006, which was the term date for the prior employment agreement between the same parties dated as of 1 April 2001. However, Mr Bandier will cease to be a Director of the Company on 31 March 2006. The contract allows the employing company to terminate his employment at any time without notice. If termination is for cause, no compensation is payable. If termination is without cause, or Mr Bandier terminates the contract for good reason, he is entitled to compensation based on two years' salary and benefits. The Committee considers that these terms for Mr Bandier are appropriate in view of competitive practice in the US, where he is resident and where EMI Music Publishing is headquartered, and the fact that the service contract is intended to secure his services until age 69. Additionally, following a change of control of the Company, Mr Bandier is entitled to terminate his service contract after a one-year transitional period and to receive a compensation payment as described below.

Where compensation is payable in respect of termination of Mr Bandier's service contract, it is specified to be the aggregate of:

- his then base annual salary (currently US$3,331,635 but reducing to US$1,800,000 as of 1 April 2006) for the succeeding two years; plus,
- continuation for two years of medical and dental benefits and retirement plan contributions (the accrued value of such retirement contributions and medical and dental benefits for the year ended 31 March 2005 would have been US$1,982,551 if his employment had been terminated on that date); plus,
- a sum in respect of lost annual bonus opportunity namely, 50% of annual base salary for each of the succeeding two years.

While, reflecting competitive music industry practice, there is no obligation on Mr Bandier to mitigate, the continuation of salary and bonus for 12 months after termination is subject to offset in respect of salary and bonus earned by Mr Bandier from a subsequent employer in the 12 months following termination; and the continuation of benefits is also offset to the extent of similar benefits provided by the subsequent employer.

Roger Faxon
Roger Faxon ceased to be a Director on 31 January 2005 but continues to be employed by EMI Music Publishing.

Mr Faxon's service agreement, dated as of 1 April 2003, allowed EMI to terminate the contract at any time without notice with a specified severance payment calculated on the same basis as if he were entitled to one year's notice. In the case of gross misconduct or other circumstances justifying summary dismissal, the Company could terminate his service contract without payment of compensation. Termination by the Company in other circumstances, without the required notice being given, entitled him to lump-sum compensation, calculated on:

- his then base annual salary (US$812,500 pa) for one year; plus,
- the value of retirement benefits and either the continued enjoyment of, or the value of, benefits in kind provided to him for one year (the accrued value of such retirement contributions and the benefits in kind would have been US$407,839 had he been dismissed on 31 January 2005); plus,
- a sum in respect of lost annual bonus opportunity, being 50% of his maximum bonus for the period from the commencement of the financial year in which he departed to the end of the contractual notice period.

In the light of competitive music industry practice, and in recognition of Mr Faxon's agreement, when he was promoted to CFO, to reduce his basic contract term from two years to one year, there was no obligation on him to mitigate, or to offset against the compensation payment any earnings from alternative employment during the year following termination. However, the Company's obligation to continue to provide insurance benefits would cease to the extent that similar benefits were provided by another employer following termination.

As Mr Faxon remained employed within the Group, on his ceasing to be a Director, no amount was paid to him by way of compensation for loss of office or under the provisions of his service contract as set out above.

Non-executive Directors
Non-executive Directors do not participate in the Group's bonus scheme or long-term incentive plans and are not eligible for membership of any of the Group's pension plans. Their fees are payable wholly in cash.

In view of the greater responsibilities of Non-executive Directors under the Combined Code together with their strategic contribution and increased time commitment, annual fees of £50,000 per annum have been paid since 1 January 2004. These fees will be reviewed every two years with the next review date being due on 1 January 2006. John Gildersleeve, the Deputy Chairman and senior independent Non-executive Director, receives an additional £40,000 per annum, reflecting his larger role and his chairmanship of the Remuneration and Nomination Committees. Kathleen O'Donovan receives an additional £10,000 per annum for chairing the Audit Committee. No other additional fees are payable for membership of Committees or otherwise.

The Non-executive Directors have letters of appointment from the Company which are available for inspection at the Company's registered office or on request and are also provided on the Company's website at www.emigroup.com. Each Non-executive Director is appointed for a specified term of an initial period to the next AGM after appointment and, subject to election at that Meeting, for a further period ending at the third AGM held thereafter. Subsequent reappointment is subject to endorsement by the Board and to re-election by the shareholders. Each Non-executive Director's date of appointment as a Director and his or her most recent date of re-election at an AGM is shown below:

	Date of appointment as a Non-executive Director	Date of letter of appointment	Date of last election or re-election at AGM
J Gildersleeve	28.2.04	25.4.05	13.7.04
S Bailey	2.4.04	25.4.05	13.7.04
P A Georgescu	1.9.02	25.4.05	9.7.03
D J Londoner	13.5.03	25.4.05	9.7.03
K A O'Donovan	21.11.97	25.4.05	13.7.04

Their appointments may be terminated at any time or in the event that they are not elected or re-elected by shareholders in accordance with the Company's Articles of Association. On termination, a Non-executive Director is entitled to any accrued but unpaid Directors' fees, but not to any other compensation. The new Articles, if adopted, provide that a Director will retire, if so agreed, earlier than three years from the date of last reappointment and also, if agreed, will not stand for re-election. This will ensure that the Company can, where appropriate, reappoint Non-executive Directors for periods which reflect corporate governance guidelines and that there will be consistency between the terms of appointment and the relevant provisions of the Articles.

Total shareholder return performance graphs
Under the Directors' Remuneration Report Regulations 2002, UK-listed companies are required to include a graph indicating their TSR (ie share price growth assuming reinvestment of any dividends) performance over the last five years relative to a recognised equity index. Consistent with the approach adopted last year, in the absence of suitable comparators, the Committee has again elected to show EMI's performance related to the FTSE Mid-250 Index. The FTSE Mid-250 Index (excluding investment trusts) was the comparator group for the TSR performance condition for last year's awards under the ESIP and will continue to be so for this and subsequent years unless the Company re-enters the FTSE 100.

Total shareholder return
Source: Thompson Financial


Value £
140
120
100
80
60
40
20
0
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
31-Mar-05
EMI Group plc
FTSE Mid-250 Index

Additionally, this year the Committee is including the equivalent graph as against the FTSE All-Share Media & Entertainment Sector Index. This illustrates the volatility of the various indices particularly as, at the beginning of the five-year period, UK media stocks were at a relative peak as compared to other sectors.

Total shareholder return
Source: Thompson Financial


Value £
100
90
80
70
60
50
40
30
20
10
0
31-Mar-00
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
31-Mar-05
EMI Group plc
FTSE All-Share Media & Entertainment Sector Index

The graphs above look at the value, at the end of March 2005, of £100 invested in EMI Group plc on 31 March 2000 compared with the value of £100 invested in the FTSE Mid-250 and FTSE All-Share Media & Entertainment Sector Indices. The other points plotted in the graphs are the values at intervening financial year ends.

Policy on outside appointments
Executive Directors are permitted to take external appointments as non-executive directors but usually only one such appointment may be with another publicly quoted company. The remuneration from such appointments is retained by the Director and the table below sets out such amounts for the year ended 31 March 2005. All appointments must be approved by the Board to ensure that they do not give rise to any conflicts of interest.

	Name of Company	Fees received £
Executive Directors:		
E L Nicoli	The Tussauds Group Ltd	55,002
M N Bandier	National Music Publishers' Association	1,297
A M J I Levy	Schroder Venture Partners LLC	6,757
M D Stewart[a]	-	-
Former Executive Director:		
R C Faxon[b]	-	-

[a] Appointed as a Director on 1 February 2005.
[b] Resigned as a Director on 31 January 2005.

Share ownership guidelines
The Committee has adopted a formal policy that requires Executive Directors to hold shares in EMI worth at least two times their respective salaries. Executive Directors are required to build up this shareholding by retaining shares with a value of at least 25% of the after-tax gain arising on the maturity of any long-term incentive awards.

Pensions
The UK-based Executive Directors are executive members of the EMI Group Pension Fund which provides them, on normal retirement at age 60, with a pension of between 1/60th and 1/30th of the earnings cap for each year of membership, depending upon benefits built up prior to joining the Company. Members contribute 4% of the cap. On death, there is a spouse's pension of two thirds of the member's pension (ignoring the impact of any exchange of pension for a lump sum on retirement), plus child allowances if applicable. An early retirement pension may be paid on leaving but the pension is reduced by 1/3% for each month that pension starts earlier than age 60. Subject to the Company's (or, in the case of Executive Directors, the Committee's) consent, the reduction applied may be less.

Transfer values are calculated on a basis that assumes the pension would be drawn at the earliest date where no reduction would apply and with allowance for future pension increases (both before and after pension commences) to reflect the past practice of granting increases greater than those guaranteed.

Pensions in payment are subject to annual increases at the lower of the increase in the RPI in the previous year and 5%. As all of the UK-based Executive Directors joined the Company after 5 April 1997, there is no Guaranteed Minimum Pension ('GMP') element included in their pensions. (The GMP is that part of the pension which replaces State Earnings-Related Pension.)

The table below sets out the transfer value at 31 March 2005 of each Executive Director's accrued deferred pension at that date as well as the movement in that transfer value over the period. The transfer values are liabilities of the EMI Group Pension Fund and reflect both the age of the Executive Director and his length of service and membership of the Fund.

	Age at 31.3.05 Years	Accrued pension[a] at 31.3.05 £pa	at 1.4.04 £pa	Increase in accured pension during the year net of inflation[a] £pa	Transfer value of accrued pension[b] at 31.3.05 £	at 1.4.04 £	Directors' contributions during the year £	Increase in transfer value over the year net of Directors' contributions £pa
Executive Directors:								
E L Nicoli	54	**10,058**	8,112	1,695	**160,783**	122,117	4,080	34,586
A M J I Levy	58	**5,808**	3,987	1,697	**115,851**	74,275	4,080	37,496
M D Stewart[c]	41	**567**	–	–	**4,059**	–	680	3,379

[a] The accrued pensions are the amounts which would be paid if the Director left service at the relevant date.
[b] The transfer values have been calculated in accordance with guidance note GN11 published by the Institute of Actuaries and Faculty of Actuaries.
[c] Appointed as a Director on 1 February 2005.

The earnings cap (as defined in the Finance Act 1989) limits salary for pension purposes to £105,600 from 6 April 2005 (2004: £102,000). Therefore, as described above and except in the case of the CFO, the Company makes contributions to a separate defined contribution plan that provides additional benefits to those affected by the cap. The after-tax value of contributions, expressed as a percentage of base salary in excess of the cap, which the Company paid to the defined contribution plan in respect of Executive Directors, was:

E L Nicoli	33.42%
A M J I Levy	30.00%

The CFO receives a pension allowance, as described on page 55 and, therefore, does not participate in the defined contribution plan. This allowance amounted to £28,200 for the period from 1 February 2005 (the date he joined the Board) to 31 March 2005 and is included in 'Benefits' in the table on page 60.

Money purchase contributions in the year to 31 March 2005

	FURBS[a] £	Tax compensation £	Total £
Executive Directors:			
E L Nicoli	205,533	142,828	**348,361**
A M J I Levy	269,400	187,210	**456,610**
M D Stewart[b]	–	–	**–**

[a] Funded unapproved retirement benefits scheme.
[b] Appointed as a Director on 1 February 2005.

These contributions are set at levels which, based on actuarial advice, are likely to deliver comparable benefits to the capped final salary element.

The table below sets out the contributions made to US money purchase pension arrangements in respect of the two US-based Executive Directors who served during the year.

	Contributions by Group %	US$	Contributions by Director %	US$	Total US$
Executive Director:					
M N Bandier	33.4% of pay[a]	1,905,271	13% of pay[a]	741,572	**2,646,843**
Former Executive Director:					
R C Faxon[b]	50% of base salary	347,634	13.8% of base salary	95,947	**443,581**

[a] Consistent with US practice, pay for this purpose includes the value of annual cash bonuses.
[b] Resigned as a Director on 31 January 2005.

There were no retirement benefits paid to former Directors in excess of those to which they became entitled when such benefits first became payable to such former Directors.

Compensation to former Directors not previously reported
There were no compensation payments or other awards made to former Directors. As referred to above, Roger Faxon continues as an employee of EMI Music Publishing following his resignation as a Director and has received no compensation for loss of office.

Payments to third parties for making the Directors' services available
No payments have been made to third parties for making any Director's services available to the Company.

As required by the Directors' Remuneration Report Regulations, those items from the "Pensions" heading on page 58 to page 64 inclusive have been subject to audit.

By Order of the Board
John Gildersleeve
Deputy Chairman
20 May 2005

Remuneration details

Annual remuneration[a]

	Base salary or fees £'000	Compensation for loss of employment £'000	Expenses £'000	Benefits[b] £'000	Incentive[c] remuneration £'000	2005 Total in year £'000	2004 Total in year £'000
Executive Directors:							
E L Nicoli	**716.2**	–	–	**46.6**[d]	**372.8**	**1,135.6**	1,378.5
M N Bandier	**1,725.0**	–	–	**41.8**	**1,379.9**	**3,146.7**	3,318.4
A M J I Levy	**1,000.0**	–	–	**53.7**	**997.0**	**2,050.7**	1,595.8
M D Stewart (appointed 1.2.05)	**87.5**	–	–	**32.6**[e]	**51.0**	**171.1**	–
Non-executive Directors:							
J Gildersleeve	**90.0**	–	–	–	–	**90.0**	7.5
S Bailey (appointed 2.4.04)	**49.9**	–	–	–	–	**49.9**	–
P A Georgescu	**50.0**	–	–	–	–	**50.0**	35.3
D J Londoner	**50.0**	–	–	–	–	**50.0**	35.4
K A O'Donovan	**60.0**	–	–	–	–	**60.0**	46.5
Former Executive Director:							
R C Faxon (resigned 31.1.05)	**375.8**	–	–	**286.3**[f]	**170.2**	**832.3**	885.7
Former Non-executive Director:							
H Einsmann (retired 13.7.04)	**14.2**	–	–	–	–	**14.2**	39.5
Total 2005	**4,218.6**	–	–	**461.0**	**2,970.9**	**7,650.5**	–
Total 2004	3,899.6	–	–	222.9	3,280.1	–	7,402.6

[a] Excludes retirement contributions (see table on page 59) and the value of share awards ceasing to be contingent, as reported in the table shown below.

[b] The nature of the non-cash benefits provided to Executive Directors who held office during the year is as follows:

E L Nicoli:
- -provision of a Company car plus use of a Company pool car and driver until 28 February 2005 and, since 1 March 2005, a car allowance plus use of a Company pool car and driver;
- -private healthcare; and,
- -personal accident insurance.

M N Bandier:
- -a car allowance of US$36,000 pa; and,
- -participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance.

A M J I Levy:
- -use of a Company pool car and driver;
- -private healthcare; and,
- -personal accident insurance.

M D Stewart:
- -a car allowance plus use of a Company pool car and driver;
- -private healthcare; and,
- -personal accident insurance.

R C Faxon:
- -a car allowance of US$25,000 pa;
- -participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance; and,
- -health club memberships in both New York and London.

[c] Bonuses paid to the Executive Directors reflect the factors referred to on page 54. Bonuses for Mr Nicoli and Mr Faxon reflect full achievement of the cashflow target and the Committee's assessment of their performance against strategic objectives. In Mr Stewart's case, the bonus is pro-rated for the part of the year during which he was a Director. In Mr Levy's case, EMI Music's operating profit margin was at approximately the mid-point of the scale set in his employment contract but the bonus element in respect of relative sales growth/decline did not result in a payment. The economic profit achieved by EMI Music Publishing resulted in Mr Bandier achieving his maximum bonus opportunity of 80% of base salary.

[d] The 2005 benefits figure for Mr Nicoli is significantly lower than that for the equivalent period in 2004 as the payment in respect of Mr Nicoli's private healthcare and personal accident insurance for 2005 was accounted for in the period ended 31 March 2004.

[e] For Martin Stewart, this includes the pension allowance which is more fully described on page 55 in the Remuneration Report.

[f] Includes tax equalisation payments totalling £253,775 paid in the year ended 31 March 2005 relating to service in the UK for the US tax periods from 1 January 2002 through to 31 January 2005 (when Mr Faxon ceased to be a Director). Of this amount, £146,663 is in respect of the 2002 and 2003 US tax years which coincide with the calendar years.

Remuneration from prior-year share awards ceasing to be contingent

	2005 Awards No. of shares	2005 Total value[a] £'000	2004 Awards No. of shares	2004 Total value[a] £'000
Executive Directors:				
E L Nicoli	–	–	–	–
M N Bandier	**165,625[b]**	**391.3**	165,625[b]	459.6
A M J I Levy	–	–	–	–
M D Stewart (appointed 1.2.05)	–	–	–	–
Former Executive Director:				
R C Faxon (resigned 31.1.05)	**298,250**	**704.6**	–	–[c]
Total	**463,875**	**1,095.9**	165,625	459.6

[a] The value is based on the share price on the date awards ceased to be contingent.

[b] Whilst in certain circumstances these restricted share awards may lapse or be released before the vesting date, a proportion of their value is included in reported remuneration each year to match remuneration costs more accurately to the time period in which these shares are earned.

[c] In the report for the period to 31 March 2004, an award over 103,803 shares with a value of £288,100 was shown as ceasing to be contingent. Following the publication of the Company's preliminary results to 31 March 2004, Mr Faxon deferred the vesting of this award for a period of three years. Accordingly, the figures for the period to 31 March 2004 have been restated.

Directors' interests

Directors' interests (all beneficial) in the Company's Ordinary Shares of 14p each[abc]

	Non-contingent share awards[d]	Directly held shares	As at 31.3.05 total shares held[e]	As at 1.4.04 or date of appointment if later Total shares held
Executive Directors:				
E L Nicoli	**133,982**	**69,426**	**203,408[e]**	203,392
M N Bandier	–	**379,760**	**379,760**	379,760
A M J I Levy	–	**775,000**	**775,000**	775,000
M D Stewart (appointed 1.2.05)	–	–	–	–
Non-executive Directors:				
J Gildersleeve	–	**1,377**	**1,377**	1,254
S Bailey (appointed 2.4.04)	–	**1,250**	**1,250**	–
P A Georgescu	–	**100,000**	**100,000**	100,000
D J Londoner	–	**10,000**	**10,000**	10,000
K A O'Donovan	–	**2,000**	**2,000**	2,000

[a] The Company's Register of Directors' Interests is available for inspection in accordance with the provisions of the Companies Act 1985.

[b] No Director had any interest in either shares or debentures of any subsidiary of the Company.

[c] As potential beneficiaries under the EMI Group General Employee Benefit Trust ('EBT'), the Executive Directors are deemed to be interested in the entire shareholding of the EBT which at 31 March 2005 amounted to 3,840,515 shares.

[d] Non-contingent share awards shown in this column are also included as incentive awards in the table on page [63]. Such awards, made under the now-closed Senior Executive Incentive Plan, arise from the deferral of annual cash bonuses into shares. The awards are subject to an additional 1:3 matching award if deferred for three years from the date of the award, or an additional 2:3 award if deferred for six years from the date of the award.

[e] Mr Nicoli's interest in shares declined by 2,205 shares on 9 May 2005 when the connected person beneficially owning such shares ceased to be a person connected to him. There has been no other change in these interests between 31 March 2005 and the date of this report.

Current long-term incentive schemes

Directors' outstanding performance share awards under the Executive Share Incentive Plan[ab]

	Date of award	Earliest normal vesting date	Lapse date	As at 1.4.04 or date of appointment if later	Vested in year	Awarded in year	Lapsed in year	As at 31.3.05 or date of resignation if earlier
Executive Directors:								
E L Nicoli	14.7.03	14.7.06	13.1.07	515,294	–	–	–	515,294
	18.6.04	18.6.07	17.12.07	–	–	313,153[c]	–	313,153
Total				**515,294**	**–**	**313,153**	**–**	**828,447**
M D Stewart[d]	7.1.05	7.1.08	6.7.08	259,558	–	–	–	259,558
Total				**259,558**	**–**	**–**	**–**	**259,558**
Former Executive Director:								
R C Faxon[e]	14.7.03	14.7.06	13.1.07	375,255	–	–	–	375,255
	18.6.04	18.6.07	17.12.07	–	–	207,510[c]	–	207,510
Total				**375,255**	**–**	**207,510**	**–**	**582,765**

[a] Exercise is subject to the performance target set out in the policy section of this report in respect of performance share awards, namely based on the Company's Total Shareholder Return ('TSR'), compared to FTSE Mid-250 companies excluding investment trusts, over a fixed three-year period.

[b] The rules of the ESIP currently provide that a participant is required to make payment of a nominal sum of £1 in aggregate on the exercise of a share award, unless such sum is waived by the Remuneration Committee. Since 31 March 2005, the Remuneration Committee has concluded that, so as to ease the administration of such awards if and when they vest, the payment of this nominal amount should be waived or removed.

[c] The closing mid-market share price on the date of the award was 234p.

[d] Appointed 1 February 2005.

[e] Resigned 31 January 2005.

Directors' outstanding share options over Ordinary Shares of 14p each under the Executive Share Incentive Plan[a]

	Date granted	Earliest normal exercise date	Lapse date	Exercise price	As at 1.4.04 or date of appointment if later	Exercised in year	Granted in year	Lapsed in year	As at 31.3.05 or date of resignation if earlier
Executive Directors:									
E L Nicoli	14.7.03	14.7.06	13.7.13	119.25p	1,030,589	–	–	–	1,030,589
	18.6.04	18.6.07	17.6.14	223.66p	–	–	626,307	–	626,307
Total					**1,030,589**	**–**	**626,307**	**–**	**1,656,896**
M D Stewart[b]	7.1.05	7.1.08	6.1.15	252.833p	519,116	–	–	–	519,116
Total					**519,116**	**–**	**–**	**–**	**519,116**
Former Executive Director:									
R C Faxon[c]	14.7.03	14.7.06	13.7.13	119.25p	750,511	–	–	–	750,511
	18.6.04	18.6.07	17.6.14	223.66p	–	–	415,020	–	415,020
Total					**750,511**	**–**	**415,020**	**–**	**1,165,531**

[a] Exercise is subject to the performance target set out in the policy section of this report in respect of grants of share options, namely the Company's Earnings Per Share ('EPS') growth over a fixed three-year period.

[b] Appointed 1 February 2005.

[c] Resigned 31 January 2005.

Directors' outstanding share options over Ordinary Shares of 14p each under the ShareSave scheme

	Date granted	Earliest normal exercise date	Lapse date	Exercise price	As at 1.4.04	Exercised in year	Granted in year	Lapsed in year	As at 31.3.05
Executive Directors:									
E L Nicoli	19.6.03	1.9.08	28.2.09	96p	16,588	–	–	–	16,588
Total					**16,588**	**–**	**–**	**–**	**16,588**
A M J I Levy	19.6.03	1.9.08	28.2.09	96p	16,588	–	–	–	16,588
Total					**16,588**	**–**	**–**	**–**	**16,588**

ShareSave options are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year ShareSave contract and are not subject to additional performance conditions.

Closed long-term incentive schemes

Directors' outstanding share awards under long-term incentive plans

	Date of award	As at 1.4.04			During year			As at 31.3.05 or date of resignation if earlier
		Incentive[a]	Performance[b]	Restricted[c]	Matching awards	Vested	Lapsed	
Executive Directors:								
E L Nicoli	31.5.00	67,722	–	–	–	–	–	67,722
	31.5.01	66,260	–	–	–	–	–	66,260
Total		**133,982**	**–**	**–**	**–**	**–**	**–**	**133,982**
M N Bandier	28.9.01	–	1,250,000[d]	–	–	–	–	1,250,000
	28.9.01	–	–	662,500[d]	–	–	–	662,500
Total		**–**	**1,250,000**	**662,500**	**–**	**–**	**–**	**1,912,500**
Former Executive Director:								
R C Faxon[e]	18.6.99	88,848	–	–	59,232	(148,080)[f]	–	–
	31.5.00	18,888	–	–	–	–	–	18,888
	31.5.01	56,300	–	–	–	–	–	56,300
	15.6.01	–	103,803	–	–	–	–	103,803
	28.5.02	112,628	–	–	37,542	(150,170)[g]	–	–
Total		**276,664**	**103,803**	**–**	**96,774**	**(298,250)**	**–**	**178,991**

[a] Incentive share awards are not contingent on future performance and/or are no longer subject to forfeiture. Such awards, made under the now-closed Senior Executive Incentive Plan, arise from the deferral of annual cash bonuses into shares. The awards are subject to an additional 1:3 matching award if deferred for three years from the date of the award, or an additional 2:3 award if deferred for six years from the date of the award.

[b] Shows total potential award.

- The total of the eventual award depends on the achievement of Group or business unit performance against profit targets set by the Remuneration Committee in respect of a performance period that terminates on 31 March in the third year after the date of the award. The eventual award is subject to an additional 1:3 matching award if vesting is deferred for a further three years from the vesting date. In certain circumstances, for example upon a change of control of EMI, awards could be released before the normal vesting date.
- Mr Faxon participated in a performance share award granted on 15 June 2001 based on EMI Music Publishing's performance, which required growth of between 6.1% and 22.5% in EMI Music Publishing's economic profit over three years. In the report for the period to 31 March 2004, this award over 103,803 shares was shown as ceasing to be contingent and was valued at £288,100. Following the publication of the Company's preliminary results to 31 March 2004, Mr Faxon deferred the vesting of this award for a period of three years. Accordingly, the figures in respect of this award have been restated.
- In 2001, in place of overlapping annual share awards based on three-year performance cycles, Mr Bandier was granted a one-time performance share award which requires 2% pa growth in the Music Publishing division's economic profit for the entire performance period to 31 March 2006, at which level one sixth of the shares accrue, with maximum payout at 7% pa growth (with straight-line vesting between these two points).

[c] Mr Bandier's restricted share award will vest no earlier than 31 March 2006. The award was in lieu of additional base salary and is not, therefore, subject to performance requirements. The aim of the award was to bring Mr Bandier's basic annual remuneration into line with competitive practice in the US, where he is based, whilst aligning his interests more closely with those of the shareholders and providing him with a strong incentive to remain with the Group. No further awards of this nature are envisaged. A proportion of this award is included in remuneration each year so as to match remuneration costs more accurately to the time period in which the shares are earned.

[d] With the exception of Mr Bandier's awards, on termination of employment in certain circumstances, for example, as a result of death, disability, sale of the relevant business unit, normal retirement, or termination without cause, and if the performance criteria are on target for achievement, a proportion of the awards may become exercisable prior to normal vesting. If the performance criteria are not on target for achievement, the whole award lapses if it has not reached its normal vesting date. Upon a change of control, all awards vest, or can be exchanged for an equivalent value of awards in the acquiring entity, with identical terms to the original awards.

Mr Bandier's outstanding share awards would vest, in whole or in part, if he was dismissed (other than for cause) or following a change of control of EMI. Both his performance share and restricted share awards will lapse if, prior to the vesting date of 31 March 2006, Mr Bandier resigns voluntarily or his employment agreement is terminated by EMI for cause. However, if Mr Bandier's employment is terminated without cause by EMI, he will receive the proportion of his restricted share award which he would have earned had he remained in employment for a further two years. Under these same circumstances, he would also receive a proportion of his performance share award pro-rated to the date of termination, subject to the achievement of the relevant performance criteria. In the event of a change of control of EMI, all the restricted share award would vest together with a proportion of the performance share award pro-rated to the date of the change of control together with an additional 625,000 shares up to the maximum award of 1.25m shares. Vesting would take place on the earlier of one year after the date of the change of control or the termination of his employment without cause.

[e] Resigned 31 January 2005.

[f] The closing mid-market share prices on the dates of the award (18 June 1999) and vesting (31 March 2005) were 528.75p and 236.25p, respectively.

[g] The closing mid-market share prices on the dates of the award (28 May 2002) and vesting (31 March 2005) were 267.25p and 236.25p, respectively.

Directors' outstanding share options over Ordinary Shares of 14p each[ab]

	Date granted	Earliest normal exercise date[cd]	Lapse date	Exercise price	As at 1.4.04	Exercised in year	Granted in year	Lapsed in year	As at 31.3.05 or date of resignation if earlier
Executive Directors:									
E L Nicoli	3.6.99	3.6.02	2.6.09	440.000p	60,000	–	–	–	60,000
	21.6.02	21.6.05	20.6.12	243.300p	838,471	–	–	–	838,471
Total					**898,471**	**–**	**–**	**–**	**898,471**
M N Bandier	25.8.95	25.8.98	24.8.05	590.315p	253,084	–	–	–	253,084
	23.8.96	23.8.99	22.8.06	734.500p	60,000	–	–	–	60,000
	6.6.97	6.6.00	5.6.07	575.000p	52,144	–	–	–	52,144
Total					**365,228**	**–**	**–**	**–**	**365,228**
A M J I Levy[e]	15.10.01	15.10.04	14.10.11	300.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	400.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	500.000p	2,000,000	–	–	–	2,000,000
	15.10.01	15.10.04	14.10.11	700.000p	2,000,000	–	–	–	2,000,000
	2.1.02	2.1.05	1.1.12	357.300p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.05	18.12.12	146.050p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.06	18.12.12	153.750p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.07	18.12.12	269.050p	2,000,000	–	–	–	2,000,000
	19.12.02[e]	19.12.08	18.12.12[e]	–	2,000,000	–	–	–	2,000,000
Total					**20,000,000**	**–**	**–**	**–**	**20,000,000**
Former Executive Director:									
R C Faxon[f]	23.8.96	23.8.99	22.8.06	734.500p	67,500	–	–	–	67,500
	6.6.97	6.6.00	5.6.07	575.000p	50,326	–	–	–	50,326
	5.2.02	5.2.05	4.2.12	305.000p	500,000	–	–	–	500,000
	28.5.02	28.5.05	27.5.12	267.250p	250,000	–	–	–	250,000
	21.6.02	21.6.05	20.6.12	244.000p	283,000	–	–	–	283,000
Total					**1,150,826**	**–**	**–**	**–**	**1,150,826**

[a] No Directors' share options were exercised in the year. Therefore, the total gain made on the exercise of share options was £nil (2004: £nil). The closing mid-market share price on 31 March 2005 was 236.25p. The range of closing mid-market share prices during the year was 191p and 281.25p.

[b] All of the options were granted for nil consideration.

[c] Executive Directors' share options are normally exercisable during the period commencing no earlier than three years and ending no later than 10 years from the date granted.

[d] Share options were granted to Executive Directors in previous years in accordance with the relevant Executive Share Option Scheme rules and market practice at the time. The table above sets out information on the current Executive Directors' grants of such share options. The performance criteria relating to these grants are as follows:

- For the period from 25 August 1995 to 9 December 1999, the criterion was that the Company's TSR over the relevant calculation period compared to the TSR of the companies in the FTSE 100 at 1 April prior to the date of grant is at least equal to the median of that group. TSR is the percentage growth of the share price, assuming reinvestment of any dividends paid, over the calculation period. The initial calculation period commences on 1 April immediately preceding the date of grant and ends on 31 March three years later and, thereafter, calculations are made at each quarter end for the preceding three-year period until the performance criterion is met or the option lapses.

- For the period from 10 December 1999 to 8 July 2003 (excluding Mr Levy's grants – see footnote (e) below), the criterion was that the increase in the Group's adjusted, fully diluted EPS over a three-year period following the date of grant should exceed an average of the UK retail prices index ('RPI') plus a rate ranging between 2% and 3% pa.

The Committee chose the relevant performance criteria as they were considered to be challenging and in accordance with the then existing market practice, while aligning Executive Directors' interests with those of shareholders.

[e] On appointment, Mr Levy was granted options over 10m shares at prices between 300p and 700p. Since appointment, Mr Levy has been granted additional options over a further 10m shares which represent his entitlement to options in respect of the five financial years up to and including, but ending on, 31 March 2006. The exercise prices for these options are determined after the announcement of the interim results for the respective financial years, using a five-day average share price. Exercise of all the options is generally conditional on the Company's adjusted diluted EPS growing by at least an average of RPI plus 2.5% pa over the period from 31 March 2002 to the 31 March following the relevant vesting date with retesting throughout the option's life. The terms of Mr Levy's contract prescribe the impact of a cessation of employment or a change of control of EMI on the share options granted under his contract. If Mr Levy's appointment were terminated by EMI without cause or by Mr Levy with good reason (as defined in the contract), the options over 10m shares granted on 15 October 2001 would vest and could be exercised without regard to the performance conditions.

If Mr Levy's appointment is terminated in the circumstances described in the preceding paragraph, the options granted on 2 January and 19 December 2002 for which the prices have been determined by the date of termination, as set out in the table above, will vest and may be exercised without regard to the performance conditions; all other options would lapse. The exercise of options vested under the preceding paragraph must be undertaken within 12 months of the date of termination. On a change of control of EMI, Mr Levy's options will be treated as if his employment had been terminated by EMI without cause with the result that they may be exercised without regard to performance conditions, but the exercise period will be limited to six months. A termination resulting from Mr Levy's death or disability will be treated in the same manner as a termination by the Company without cause.

[f] Resigned 31 January 2005.

Over the last year listening to music stored on a computer rose 22 per cent and online radio listening increased 18 per cent.

Source: NPD

Financial contents

Independent Auditor's report to the members of EMI Group plc
We have audited the Group's financial statements for the year ended 31 March 2005 which comprise the Consolidated profit and loss account, Consolidated balance sheet, Company balance sheet, Consolidated cash flow statement, Statement of total recognised gains and losses, Reconciliation of movements in shareholders' funds and the related notes 1 to 28. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, unaudited part of the Directors' Remuneration report, Chairman's statement, Operating reviews, Financial review and Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report to be audited.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and the financial statements and the part of the Director's Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
23 May 2005

Consolidated profit and loss account

	Notes	Total £m
Group turnover	1	1,942.8
Group operating profit before exceptional items and amortisation	1	232.9
Operating exceptional items	8	–
Group operating profit before amortisation		232.9
Amortisation		(50.7)
Group operating profit*	1 & 2	182.2
Share of operating profits (losses) in associated undertakings	1	0.9
Total operating profit		183.1
Non-operating exceptional items	1 & 8	0.8
Profit before finance charges		183.9
Finance charges	1 & 5	(92.1)
Profit (loss) on ordinary activities before taxation	1	91.8
Taxation on profit (loss) on ordinary activities (including associated undertakings)	6	(31.2)
Profit (loss) on ordinary activities after taxation		60.6
Minority interests (equity)		(4.3)
Profit (loss) attributable to members of the Holding Company		56.3
Dividends (equity)	7	(63.2)
Transfer (from) to profit and loss reserve		(6.9)

* The following items are included within Group operating profit		
Cost of sales	2	(1,225.3)
Gross profit		717.5
Distribution costs	2	(69.6)
Administration expenses	2	(504.0)
Other operating income, net	2	38.3

Earnings Per Ordinary Share (EPS)

		Year ended 31 March 2005
Basic earnings per Ordinary Share	9	7.2p
Diluted earnings per Ordinary Share	9	7.2p
Adjusted basic earnings per Ordinary Share	9	13.5p
Adjusted diluted earnings per Ordinary Share	9	13.0p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the year

	Year ended 31 March 2005
US Dollar to £1	1.85
Euro to £1	1.46
Yen to £1	198.32

The results for the year have been translated into Sterling at the appropriate average exchange rates.

	Year ended 31 March 2005			Year ended 31 March 2004
	EMI Group	EMI Group		Total
Exceptional items (Note 8) and amortisation £m	Before exceptional items and amortisation £m	Before exceptional items and amortisation £m	Exceptional items (Note 8) and amortisation £m	£m
–	1,942.8	2,120.7	–	2,120.7
–	232.9	249.3	–	249.3
–	–	–	(138.3)	(138.3)
–	232.9	249.3	(138.3)	111.0
(50.7)	–	–	(50.9)	(50.9)
(50.7)	232.9	249.3	(189.2)	60.1
(0.2)	1.1	(0.1)	(0.2)	(0.3)
(50.9)	234.0	249.2	(189.4)	59.8
0.8	–	–	(16.5)	(16.5)
(50.1)	234.0	249.2	(205.9)	43.3
–	(92.1)	(85.9)	(10.2)	(96.1)
(50.1)	141.9	163.3	(216.1)	(52.8)
–	(31.2)	(32.5)	12.8	(19.7)
(50.1)	110.7	130.8	(203.3)	(72.5)
–	(4.3)	(6.5)	7.4	0.9
(50.1)	106.4	124.3	(195.9)	(71.6)
				(62.5)
				(134.1)

(45.8)	(1,179.5)	(1,286.0)	(118.7)	(1,404.7)
(45.8)	763.3	834.7	(118.7)	716.0
–	(69.6)	(85.1)	(6.9)	(92.0)
(4.9)	(499.1)	(530.7)	(52.8)	(583.5)
–	38.3	30.4	(10.8)	19.6

Year ended 31 March 2004
(9.1)p
(9.1)p
15.8p
15.5p

Year ended 31 March 2004
1.70
1.45
191.67

Balance sheets

at 31 March 2005

	Notes	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed assets					
Music copyrights	10	**402.8**	448.7	**–**	–
Goodwill	11	**33.2**	31.8	**–**	–
Tangible fixed assets	12	**183.1**	202.7	**23.3**	31.7
Investments	13	**22.9**	19.3	**2,225.9**	2,211.7
		642.0	702.5	**2,249.2**	2,243.4
Current assets					
Stocks	14	**28.2**	28.1	**–**	–
Debtors: amounts falling due within one year	15	**720.8**	722.6	**2,465.8**	2,432.8
Debtors: amounts falling due after more than one year	15	**79.5**	88.3	**–**	0.4
Investments: liquid funds	16	**1.6**	1.8	**–**	–
Cash at bank and in hand and cash deposits	16	**240.9**	343.4	**1.3**	5.0
		1,071.0	1,184.2	**2,467.1**	2,438.2
Creditors: amounts falling due within one year					
Borrowings	16	**(30.0)**	(35.8)	**–**	–
Other creditors	18	**(1,292.7)**	(1,353.5)	**(148.0)**	(146.5)
		(1,322.7)	(1,389.3)	**(148.0)**	(146.5)
Net current (liabilities) assets		**(251.7)**	(205.1)	**2,319.1**	2,291.7
Total assets less current liabilities		**390.3**	497.4	**4,568.3**	4,535.1
Creditors: amounts falling due after more than one year					
Borrowings (including convertible debt)	16	**(1,042.0)**	(1,058.1)	**(602.8)**	(593.2)
Other creditors	19	**(10.2)**	(12.9)	**(792.6)**	(777.5)
		(1,052.2)	(1,071.0)	**(1,395.4)**	(1,370.7)
Provisions for liabilities and charges	20 & 21	**(85.2)**	(142.8)	**(2.3)**	(3.5)
		(747.1)	(716.4)	**3,170.6**	3,160.9
Capital and reserves					
Called-up share capital	22	**110.6**	110.4	**110.6**	110.4
Share premium account	22	**447.3**	445.8	**447.3**	445.8
Capital redemption reserve	23	**495.8**	495.8	**495.8**	495.8
Other reserves	23	**252.2**	255.7	**400.8**	402.1
Profit and loss reserve (including goodwill previously written off)	23	**(2,101.3)**	(2,091.7)	**1,716.1**	1,706.8
Equity shareholders' funds		**(795.4)**	(784.0)	**3,170.6**	3,160.9
Minority interests (equity)	24	**48.3**	67.6	**–**	–
		(747.1)	(716.4)	**3,170.6**	3,160.9

Year-end exchange rates

	2005	2004
US Dollar to £1	**1.89**	1.84
Euro to £1	**1.45**	1.50
Yen to £1	**202.11**	191.20

The balance sheet has been translated into Sterling at the appropriate year-end exchange rates.

Eric Nicoli
Martin Stewart
Directors
23 May 2005

Statement of total recognised gains and losses

for the year ended 31 March 2005

	2005 £m	2005 £m	2004 £m	2004 £m
Profit (loss) for the financial year				
Group		**55.4**		(71.3)
Associated undertakings		**0.9**		(0.3)
Profit (loss) for the financial year		**56.3**		(71.6)
Currency translation – Group*	**(7.2)**		28.0	
Impairment of revalued property and revaluation of music copyright	**(0.7)**		20.7	
Other recognised (losses) gains		**(7.9)**		48.7
Total recognised gains and losses relating to the year		**48.4**		(22.9)

* Net currency losses of £4.7m (2004: gains £4.5m), which relate to foreign currency borrowings to finance investment overseas, and the related tax charge of £nil (2004: £nil), have been included within the Group currency translation movement on reserves.

Reconciliation of movements in shareholders' funds

for the year ended 31 March 2005

	Note	2005 £m	2005 £m	2004 £m	2004 £m
Opening shareholders' funds			**(784.0)**		(700.4)
Profit (loss) for the financial year		**56.3**		(71.6)	
Shares issued		**1.7**		–	
Dividends (equity)	7	**(63.2)**		(62.5)	
Other recognised (losses) gains		**(7.9)**		48.7	
Goodwill adjustments		**(0.3)**		–	
Employee Benefit Trust transactions		**2.0**		1.8	
Net (decrease) increase in shareholders' funds for the year			**(11.4)**		(83.6)
Closing shareholders' funds			**(795.4)**		(784.0)

Consolidated cash flow statement and notes

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	a	**221.4**	309.4
Returns on investments and servicing of finance			
Interest received		**5.2**	7.4
Interest paid		**(105.5)**	(102.7)
Interest element of finance lease payments		**–**	(0.1)
Dividends paid to minorities		**(1.3)**	(3.5)
Net cash outflow from returns on investments and servicing of finance		**(101.6)**	(98.9)
Tax paid		**(32.7)**	(30.6)
Capital expenditure and financial investment			
Purchase of music copyrights	10	**(6.0)**	(5.1)
Sale of music copyrights		**0.2**	0.4
Purchase of tangible fixed assets	12	**(29.9)**	(51.3)
Sale of tangible fixed assets		**3.3**	78.0
Purchase of investments: own shares	23	**(0.3)**	(0.3)
Purchase of fixed asset investments		**(2.9)**	–
Sale of fixed asset investments		**–**	1.0
Net cash (outflow) inflow from capital expenditure and financial investment		**(35.6)**	22.7
Acquisitions and disposals			
Purchase of businesses net of cash acquired	13	**(6.8)**	(73.3)
Deferred consideration paid		**(64.1)**	(16.1)
Purchase of associated undertakings	13	**(2.1)**	–
Disposal of associated undertakings		**0.1**	0.4
Net cash (outflow) inflow from acquisitions and disposals		**(72.9)**	(89.0)
Equity dividends paid		**(62.9)**	(62.7)
Net cash (outflow) inflow before management of liquid resources and financing		**(84.3)**	50.9
Issue of ordinary share capital		**1.7**	–
Management of liquid resources	b)	**(0.8)**	(1.7)
Financing:			
New loans	b)	**128.9**	398.5
Loans repaid	b)	**(127.1)**	(209.4)
Capital element of finance leases repaid	b)	**(0.1)**	(2.1)
Net cash inflow (outflow) from management of liquid resources and financing		**2.6**	185.3
(Decrease) increase in cash	b)	**(81.7)**	236.2

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
(Decrease) increase in cash	**(81.7)**	236.2
Cash outflow from increase in liquid resources	**0.8**	1.7
Cash (inflow) from increase in loans	**(128.9)**	(398.5)
Cash (inflow) outflow from repayment of loans and finance leases	**127.2**	211.5
Change in net debt resulting from cash flows	**(82.6)**	50.9
Loans acquired	**–**	(0.4)
Exchange differences	**1.8**	60.6
Movement in net debt	**(80.8)**	111.1
Net debt at beginning of year	**(748.7)**	(859.8)
Net debt at end of year	**(829.5)**	(748.7)

a) Reconciliation of Group operating profit to net cash inflow from operating activities

	Notes	2005 £m	2004 £m
Group operating profit	1	**182.2**	60.1
Depreciation charge	12	**23.9**	35.0
Amortisation charge:			
Music copyrights	10	**45.8**	46.9
Goodwill	11	**4.9**	4.0
Exceptional non-cash write-down		**–**	43.1
Goodwill write-down – subsidiaries		**–**	18.1
Music copyrights write-down		**–**	4.5
ESOP transactions		**2.3**	2.1
Amounts provided	21	**7.8**	73.4
Provisions utilised:			
Disposals and fundamental reorganisations		**(11.3)**	–
Other		**(59.4)**	(36.1)
(Increase) decrease in working capital:			
Stock		**(0.1)**	(8.0)
Debtors		**10.9**	59.8
Creditors		**14.4**	6.5
Net cash inflow from operating activities		**221.4**	309.4

b) Analysis of movement in the Group's net borrowings

	At 1 April 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand	342.7	(101.7)	–	(1.9)	**239.1**
Overdrafts	(32.5)	20.0	–	0.7	**(11.8)**
Cash	310.2	(81.7)	–	(1.2)	**227.3**
Debt due after more than one year	(1,058.0)	13.2	–	2.8	**(1,042.0)**
Debt due within one year	(3.3)	(15.0)	–	0.1	**(18.2)**
Finance leases	(0.1)	0.1	–	–	**–**
Financing*	(1,061.4)	(1.7)	–	2.9	**(1,060.2)**
Investments: liquid funds	1.8	(0.3)	–	0.1	**1.6**
Cash deposits	0.7	1.1	–	–	**1.8**
Liquid resources	2.5	0.8	–	0.1	**3.4**
Total	(748.7)	(82.6)	–	1.8	**(829.5)**

* Cash flow on financing of £(1.7)m is split between new loans of £(128.9)m, loans repaid of £127.1m and the capital element of finance leases repaid of £0.1m.

	At 1 April 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2004 £m
Cash at bank and in hand	99.9	245.4	0.4	(3.0)	342.7
Overdrafts	(25.0)	(9.6)	–	2.1	(32.5)
Cash	74.9	235.8	0.4	(0.9)	310.2
Debt due after more than one year	(920.5)	(198.9)	–	61.4	(1,058.0)
Debt due within one year	(12.8)	9.8	(0.4)	0.1	(3.3)
Finance leases	(2.2)	2.1	–	–	(0.1)
Financing*	(935.5)	(187.0)	(0.4)	61.5	(1,061.4)
Investments: liquid funds	0.5	1.3	–	–	1.8
Cash deposits	0.3	0.4	–	–	0.7
Liquid resources	0.8	1.7	–	–	2.5
Total	(859.8)	50.5	–	60.6	(748.7)

* Cash flow on financing of £(187.0)m is split between new loans of £(398.5)m, loans repaid of £209.4m and the capital element of finance leases repaid of £2.1m.

Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Financing: Borrowings, less overdrafts which have been treated as cash.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

Accounting policies

Basis of preparation

The consolidated financial statements are prepared under the historical cost convention with the exception of certain tangible fixed assets and in accordance with applicable accounting standards. The results for the years ended 31 March 2005 and 31 March 2004 represent continuing operations.

Basis of consolidation

The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The results of all subsidiaries are taken from their accounts made up to 31 March or such earlier date (not prior to 31 December) which represents their financial period end, as adjusted for material items that have occurred in the intervening period. The results of subsidiaries, joint ventures and associated undertakings disposed of or acquired during the year are included up to, or from, the date that control passes.

Foreign currencies

Transactions denominated in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into Sterling either at year-end rates or, where there are related forward foreign exchange contracts, at contract rates. The resulting exchange differences are dealt with in the determination of profit for the financial year.

On consolidation, average exchange rates have been used to translate the results of overseas subsidiaries, joint ventures and associated undertakings. The assets and liabilities of overseas subsidiaries and associated undertakings are translated into Sterling at year-end rates.

Exchange differences arising from the retranslation at year-end exchange rates of:

(i) the opening net investment in overseas subsidiaries, joint ventures and associated undertakings and foreign currency borrowings in so far as they are matched by those overseas investments; and

(ii) the results of overseas subsidiaries, joint ventures and associated undertakings:

are dealt with in Group reserves.

Turnover

Turnover represents the invoiced value or contracted amount of goods and services supplied by the Company and its subsidiaries. Turnover is stated net of actual product returns and excludes value added tax and similar sales-related taxes. Provision is also made in respect of expected future returns of goods and services supplied by the Company and its subsidiaries prior to the balance sheet date.

Pension costs

Pension costs, which are determined in accordance with SSAP 24 - *Accounting for Pension Costs* are charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits are amortised over the expected remaining working life within the Group of the relevant employees (estimated to be nine years in respect of the UK). The amortisation of valuation surpluses is restricted to an amount equal to the regular pension cost. Accordingly, employer expense in respect of the main scheme, which covers employees in the UK, has been taken as £nil for each of the two years ended 31 March 2005.

Joint ventures and associated undertakings

Where the Group has an investment in an entity which is sufficient to give the Group a participating interest, and over which it is in a position to exercise significant influence, the entity is treated as an associated undertaking and is accounted for using the equity method. Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other parties under a contractual arrangement, are treated as joint ventures and are accounted for using the gross equity method.

The results of joint ventures and associated undertakings are taken from their accounts made up to 31 March or such earlier date (not prior to 31 December) which represents their financial period end, as adjusted for material items that have occurred in the intervening period.

New media holdings

Holdings in new media companies that arise as a consequence of licensing, distribution and other similar deals with such companies, are carried at cost. Income from these holdings, net of costs, is only recognised when received as cash and is treated as other operating income. The costs relating to these investments are held within debtors until they are recognised with the related income.

Music copyrights

Music copyrights purchased prior to 1 April 1989 were written off against shareholders' funds on acquisition. Copyrights acquired as a result of acquisitions on or after 1 April 1989 are capitalised as intangible assets in the Group balance sheet, and are amortised by equal annual amounts over not more than 20 years, other than in exceptional circumstances when sufficient ongoing impairment tests can be performed to support a useful economic life of over 20 years. Where a useful economic life of up to 20 years has been adopted, copyrights are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill and other intangibles

Goodwill and recorded catalogue intangibles arising on acquisitions made after 31 March 1998 are capitalised and amortised over their expected useful life, principally restricted to 20 years, in accordance with FRS10 - *Goodwill and Intangible Assets*. They are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions made before 31 March 1998 has been charged directly against shareholders' funds in the year of acquisition and is included within the profit and loss reserve, yet separately identified within the reserves note. This goodwill will remain in reserves until, on the disposal or closure of any business, the profit and loss account includes a charge in respect of the goodwill previously written off against shareholders' funds on the acquisition of the business.

Tangible fixed assets

Assets are held at historical cost with the exception that certain properties in the subsidiary undertaking Toshiba-EMI Limited are carried at revalued amounts that were frozen as permitted on first-time adoption, under the transitional rules, of FRS 15 – *Tangible Fixed Assets*. The frozen carrying value was deemed cost in the case of these properties.

Leased assets

Assets held under finance leases are included as tangible fixed assets at their estimated purchase cost and depreciated over their expected useful lives, or over the primary lease period, whichever is shorter. The obligations relating to finance leases (net of finance charges allocated to future periods) are included under borrowings due within or after one year, as appropriate. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Depreciation of tangible fixed assets

Depreciation of tangible fixed assets is calculated on cost at rates estimated to write off the cost, less the estimated residual value of the relevant assets, by equal annual amounts over their expected useful lives; effect is given, where necessary, to commercial and technical obsolescence.

The annual rates used are:

Freehold buildings and long-term leasehold property	2%
Short-term leasehold property	Period of lease
Plant, equipment and vehicles	10-33 1/3%

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Assets in the course of construction are held at cost and are depreciated from the date the asset comes into use.

Stocks

Stocks and work in progress are stated at the lower of cost and net realisable value, less progress payments on uncompleted contracts and provisions for expected losses. Cost includes manufacturing overheads where appropriate.

Advances to artists

Advances to artists and repertoire owners are assessed and the value of the unrecouped portion to be included in debtors is determined by the prospects of future recoupment, based on past sales performance, current popularity and projected sales.

Taxation

The Company has undertaken to discharge the liability to corporation tax of the majority of its wholly-owned UK subsidiaries. Their UK tax liabilities are therefore dealt with in the accounts of the Company.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more tax, or right to pay less, or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Financial instruments

Any premium or discount associated with the purchase of interest rate instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods.

Directly attributable issue costs have been reported as a reduction in the proceeds of the relevant capital instrument and are amortised over the life of the instrument.

1. Segmental analyses

	EMI Music £m	EMI Music Publishing £m	2005 Total £m	EMI Music £m	EMI Music Publishing £m	2004 Total £m
By class of business:						
Group turnover	**1,542.1**	**400.7**	**1,942.8**	1,722.8	397.9	2,120.7
Group operating profit (loss) before exceptional items and amortisation	**132.7**	**100.2**	**232.9**	147.4	101.9	249.3
Operating exceptional items and amortisation	**(7.9)**	**(42.8)**	**(50.7)**	(132.7)	(56.5)	(189.2)
Group operating profit (loss)	**124.8**	**57.4**	**182.2**	14.7	45.4	60.1
Non-operating exceptional items	**0.8**	**–**	**0.8**	(16.5)	–	(16.5)
Share of operating profits (losses) in associated undertakings	**0.4**	**0.5**	**0.9**	(0.4)	0.1	(0.3)
Finance charges			**(92.1)**			(96.1)
Profit (loss) on ordinary activities before taxation			**91.8**			(52.8)
Operating assets (liabilities)	**(3.4)**	**341.3**	**337.9**	(45.7)	343.7	298.0
Average employees (No.)	**6,043**	**629**	**6,672**	7,373	623	7,996

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	2005 Total £m
By origin:							
Group turnover	**305.8**	**618.1**	**55.8**	**574.9**	**365.2**	**23.0**	**1,942.8**
Group operating profit (loss) before exceptional items and amortisation	48.7	86.6	3.2	70.9	18.9	4.6	**232.9**
Operating exceptional items and amortisation*	(5.5)	(6.3)	(0.6)	(36.1)	(2.2)	–	**(50.7)**
Group operating profit (loss)	43.2	80.3	2.6	34.8	16.7	4.6	**182.2**
Non-operating exceptional items							**0.8**
Share of operating profits (losses) in associated undertakings							**0.9**
Finance charges							**(92.1)**
Profit (loss) on ordinary activities before taxation							**91.8**
Operating assets (liabilities)	**65.8**	**(45.8)**	**0.6**	**265.1**	**52.9**	**(0.7)**	**337.9**
Average employees (No.)	**1,156**	**1,623**	**239**	**2,124**	**1,345**	**185**	**6,672**
By destination:							
Group turnover	**299.0**	**619.7**	**33.2**	**578.0**	**366.3**	**46.6**	**1,942.8**

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	2004 Total £m
By origin:							
Group turnover	308.6	651.1	44.6	671.9	423.6	20.9	2,120.7
Group operating profit (loss) before exceptional items and amortisation	53.6	62.0	(1.8)	99.2	32.5	3.8	249.3
Operating exceptional items and amortisation*	(39.1)	(58.0)	(1.1)	(62.1)	(25.2)	(3.7)	(189.2)
Group operating profit (loss)	14.5	4.0	(2.9)	37.1	7.3	0.1	60.1
Non-operating exceptional items							(16.5)
Share of operating profits (losses) in associated undertakings							(0.3)
Finance charges							(96.1)
Profit (loss) on ordinary activities before taxation							(52.8)
Operating assets (liabilities)	17.8	(52.3)	(0.6)	256.8	76.7	(0.4)	298.0
Average employees (No.)	1,199	2,338	324	2,464	1,403	268	7,996
By destination:							
Group turnover	304.4	649.2	21.5	678.9	422.1	44.6	2,120.7

* Comprises operating exceptional items of £nil (2004: £(138.3)m) and amortisation of goodwill and music copyrights of £(50.7)m (2004: £(50.9)m).

Operating profit is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses. Operating assets include deferred consideration of £0.9m (2004: £69.8m) which is not conditional upon the satisfaction of future performance criteria.

The reconciliation of operating assets to net liabilities is as follows:

	Note	2005 £m	2004 £m
Operating assets		**337.9**	298.0
Tax, dividends and net interest payable		**(255.5)**	(265.7)
Capital employed		**82.4**	32.3
Net borrowings	16	**(829.5)**	(748.7)
Net liabilities		**(747.1)**	(716.4)

2. Group operating profit

	2005 £m	2004 £m
An analysis of costs (income) is as follows:		
Cost of sales	**1,225.3**	1,404.7
Cost of sales is analysed as:		
– normal	**1,179.5**	1,286.0
– exceptional items and music copyright amortisation	**45.8**	118.7
Net operating expenses:		
Distribution costs	**69.6**	92.0
Administration expenses	**504.0**	583.5
Other operating income, net*	**(38.3)**	(19.6)
	535.3	655.9
Net operating expenses are analysed as:		
– normal	**530.4**	585.4
– exceptional items and goodwill amortisation	**4.9**	70.5

* Other operating income principally comprises the Group's share of income from joint marketing arrangements.

	2005 £m	2004 £m
Operating profit is stated after charging:		
Amortisation of music copyrights	**45.8**	46.9
Amortisation of goodwill	**4.9**	4.0
Depreciation of tangible fixed assets	**23.9**	35.0
Operating lease rentals:		
Property	**29.5**	26.4
Plant, equipment and vehicles	**3.4**	4.2
Research and development expenditure	**–**	0.1

3. Fees to auditors

	2005 £m	2004 £m
Audit fees paid to Ernst & Young LLP	**2.4**	2.3
Audit fees paid to other firms	**0.1**	0.1
Other fees paid to Ernst & Young LLP*:		
UK	**0.1**	0.9
Non-UK	**0.4**	0.5
Total	**3.0**	3.8

* Other fees include £0.3m (2004: £0.5m) paid to Ernst & Young LLP for tax compliance and planning services, and £0.2m (2004: £0.9m) for regulatory and other assurance.

4. Directors' and employees' costs

	2005 £m	2004 £m
Aggregate emoluments paid to Directors	**9.7**	7.4
Wages and salaries	**277.7**	324.2
Social security costs	**41.4**	49.1
Other pension costs (see Note 27)	**10.9**	12.8
Total	**339.7**	393.5

Details of each Director's remuneration, compensation for loss of office, pension entitlements, long-term incentive scheme interests and share options are included in the Remuneration report.

5. Finance charges

	2005 £m	2005 £m	2004 £m	2004 £m
Interest payable on:				
Bank overdrafts and loans	**81.7**		72.3	
Other	**13.2**		17.3	
		94.9		89.6
Interest receivable on:				
Bank balances	**(2.2)**		(2.0)	
Other	**(0.6)**		(1.7)	
		(2.8)		(3.7)
Group finance charges (including associated undertakings)*		**92.1**		85.9
Finance exceptional charge (Note 8(iii))		**–**		10.2
Total		**92.1**		96.1

* Finance charges for associated undertakings are £nil (2004: £nil).

Finance charges include £6.6m (2004: £5.8m) of one-off costs, charges or expenses that are not continuing, regular or periodic.

The Group holds various financial instruments in order to manage interest rate risk. Details of those financial instruments held at the year end are given in Note 17 (viii).

The Group reported issue costs directly attributable to new debt instruments in the prior year as a reduction from the proceeds, as required by FRS4 – *Capital Instruments*. £10.2m was charged against profit in respect of programme costs not directly attributable to new instruments.

6. Taxation

	2005 £m	2004 £m
(i) Analysis of tax charge in year		
Current tax:		
UK corporation tax	**4.3**	5.3
Double taxation relief	**(4.3)**	(5.3)
	–	–
Withholding tax	**7.1**	9.5
Other foreign tax	**28.2**	17.4
Adjustments in respect of prior periods	**(6.9)**	(2.8)
Total current tax	**28.4**	24.1
Deferred tax:		
Origination and reversal of timing differences	**2.8**	(4.5)
Others:		
Associated undertakings	**–**	0.1
Tax on profit on ordinary activities	**31.2**	19.7
(ii) Factors affecting current tax charge for year		
Profit (loss) on ordinary activities before tax	**91.8**	(52.8)
Tax at weighted average rate	**36.6**	(20.4)
Effects of:		
Expenses not deductible for tax purposes	**24.1**	60.3
Timing differences	**(3.3)**	(2.5)
Utilisation of tax losses and other credits, principally in the US	**(45.0)**	(59.2)
Origination of tax losses	**15.7**	39.2
Withholding tax and other	**0.3**	6.7
Total current tax	**28.4**	24.1

The weighted average tax rate is calculated by applying statutory tax rates to actual taxable profits and losses in the countries of operation.

The prior-year UK corporation tax charge included the attributable taxation charge relating to non-operating exceptional items falling within the UK tax jurisdiction.

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset existing capital losses. The Group does not expect any such tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

Deferred tax assets which have not been recognised are tax losses and credits with a value of £124.2m, capital allowances in advance of depreciation with a value of £8.8m, and other timing differences with a value of £12.7m, as there is insufficient certainty as to the availability of future taxable profits.

7. Dividends (equity)

	2005 Per share	2004 Per share	2005 £m	2004 £m
Ordinary dividends (net):				
Interim	**2.0p**	2.0p	**15.7**	15.8
Adjustment to 2005 and 2004 interim	**–**	–	**–**	(0.1)
Proposed final	**6.0p**	6.0p	**47.4**	47.1
Adjustment to 2004 and 2003 final	**–**	–	**0.1**	(0.3)
Total	**8.0p**	8.0p	**63.2**	62.5

Subject to the approval of shareholders, the final dividend of 6.0p per share will be paid on 7 October 2005 to shareholders on the register at the close of business on 9 September 2005.

8. Exceptional items

(i) Operating exceptional items

	2005 £m	2004 £m
Impact of destocking in Japan, including amended return terms	**–**	(16.7)
Restructuring and reorganisation costs:		
EMI Music Publishing: headcount reduction and system write-offs	**–**	(6.6)
EMI Music: headcount and roster reduction and other*	**(3.8)**	(84.5)
Release of overprovision for reorganisation costs charged in prior year	**3.8**	–
Asset impairment and other**	**–**	(22.6)
Proposed acquisition of Warner Music – deal costs	**–**	(7.9)
Total	**–**	(138.3)

* Headcount reduction (£3.8m) (2004: headcount reduction (£51.7m), roster reduction (£20.6m), vacant property provisions and asset write-downs (£3.5m), distribution changes and integration costs (£4.6m) and other (£4.1m)).
** (2004: write-downs of music copyrights (£4.5m) and goodwill (£18.1m)).

The attributable taxation credit relating to operating exceptional items is £nil (2004: £14.4m).

In 2004, assets were written down to their net realisable value or to a value in use based on a discounted cash flow projection. Discount rates of 6% to 14% were applied in the impairment reviews completed during that year. The discount rates were appropriate to the divisions and the assets being valued.

The share of the operating exceptional items attributable to minority interests is £0.2m (2004: £7.2m).

(ii) Non-operating exceptional items

	2005 £m	2004 £m
Losses on sale and closure of manufacturing business*	**–**	(45.5)
Net gain on sale of fixed assets and investments**	**0.8**	24.0
Profit on sale of HMV Group plc***	**–**	5.0
Total	**0.8**	(16.5)

* (2004: costs of redundancies (£11.8m), losses on sale or decommissioning of fixed assets (£12.1m), losses on sales of stocks (£12.0m) and integration costs (£9.6m)).
** Comprises gains (losses) on sale of properties (2004: gains (losses) on sale of properties).
*** (2004: release of a provision to cover EMI Group plc's pension liability no longer required).

The attributable taxation charge relating to non-operating exceptional items is £nil (2004: £1.6m).

(iii) Finance exceptional charge

	2005 £m	2004 £m
Costs incurred as part of the Group's refinancing programme (see Note 5)	**–**	(10.2)
Total	**–**	(10.2)

9. Earnings per Ordinary Share

	2005	2004
Earnings per Ordinary Share is calculated as follows:		
Earnings	**£56.3m**	£(71.6)m
Adjusted earnings	**£106.3m**	£124.3m
Basic		
Weighted average number of Ordinary Shares in issue	**785.6m**	784.4m
Diluted		
Adjusted weighted average number of Ordinary Shares	**872.8m**	826.5m

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 872.8m (2004: 826.5m), is the weighted average number of Ordinary Shares in issue, 785.6m (2004: 784.4m), plus adjustments for dilutive share options, 8.4m (2004: 2.9m), plus adjustments for convertible bond options, 78.9m (2004: 39.2m).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Reconciliation of adjusted earnings

	Year ended 31 March 2005		Year ended 31 March 2004	
	£m	**Per share**	£m	Per share
Earnings/basic EPS	**56.3**	**7.2p**	(71.6)	(9.1)p
Adjustments:				
Exceptional items and attributable taxation	**(0.8)**	**(0.1)p**	152.2	19.3p
Amortisation of goodwill and music copyrights	**50.9**	**6.4p**	51.1	6.5p
Minority interest (re music copyright amortisation)	**(0.3)**	**0.0p**	(0.4)	0.0p
Minority interest (re operating exceptional items and attributable taxation)	**0.2**	**0.0p**	(7.0)	(0.9)p
Adjusted earnings/adjusted EPS	**106.3**	**13.5p**	124.3	15.8p
Convertible bond	**6.9**	**(0.5)p**	3.7	(0.3)p
Adjusted earnings/adjusted diluted EPS	**113.2**	**13.0p**	128.0	15.5p

10. Music copyrights

Group

	£m
Cost at 31 March 2004	783.6
Currency retranslation	(13.9)
Additions	6.0
Disposals	(1.8)
Other	0.3
Cost at 31 March 2005	**774.2**
Amortisation at 31 March 2004	334.9
Currency retranslation	(7.2)
Charge for year	45.8
Disposals	(1.6)
Write-down of music copyrights	–
Other	(0.5)
Amortisation at 31 March 2005	**371.4**
Net book values at 31 March 2005	**402.8**
31 March 2004	448.7

11. Goodwill (capitalised)

Group

	£m
Cost at 31 March 2004	71.8
Currency retranslation	0.2
Acquisition of businesses	5.9
Cost at 31 March 2005	**77.9**
Amortisation at 31 March 2004	40.0
Currency retranslation	(0.2)
Charge for year	4.9
Amortisation at 31 March 2005	**44.7**
Net book values at 31 March 2005	**33.2**
31 March 2004	31.8

12. Tangible fixed assets

Group

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2004	132.9	62.1	208.6	403.6
Currency retranslation and reclassification	(13.5)	(0.9)	(24.5)	(38.9)
Acquisition of businesses	–	–	–	–
Disposal of businesses	–	–	(4.6)	(4.6)
Additions	2.5	1.8	25.6	29.9
Disposals	(6.1)	(0.4)	(12.8)	(19.3)
Impairment of revalued property	(18.5)	–	–	(18.5)
Cost at 31 March 2005	**97.3**	**62.6**	**192.3**	**352.2**
Depreciation at 31 March 2004	29.6	16.1	155.2	200.9
Currency retranslation and reclassification	(2.6)	(0.2)	(33.4)	(36.2)
Disposal of businesses	–	–	(2.8)	(2.8)
Charge for year	2.3	2.9	18.7	23.9
Disposals	(4.4)	(0.4)	(11.9)	(16.7)
Depreciation at 31 March 2005	**24.9**	**18.4**	**125.8**	**169.1**
Net book values at 31 March 2005	**72.4**	**44.2**	**66.5**	**183.1**
31 March 2004	103.3	46.0	53.4	202.7

Freehold property includes land having a cost of £31.6m (2004: £52.9m) which is not depreciated. The depreciation charge for the year includes depreciation of assets held under finance leases of £nil (2004: £nil).

The impairment charge results from a comparison of the carrying value with the higher of net realisable value and value in use.

Group

	2005 £m	2004 £m
The net book values shown above include the following:		
Long-term leasehold property	**4.8**	4.2
Short-term leasehold property	**39.4**	41.8
Finance lease assets	**–**	0.1
Assets in the course of construction	**17.4**	3.5

Properties held by Toshiba-EMI Limited were carried at a revalued amount prior to the implementation of FRS15 - *Tangible Fixed Assets* in the year ended 31 March 2000. The revalued amount was based on third party expert valuation. Under the transitional arrangements of that standard, the carrying value of these properties has been retained. These properties are currently held at net book value of £37.2m (2004: £59.2m). The comparable amount under the historical cost convention would be £14.3m (2004: £15.7m).

Company

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2004	8.8	24.9	14.9	48.6
Additions	–	–	–	–
Disposals and transfers	(4.4)	(0.9)	(12.4)	(17.7)
Cost at 31 March 2005	**4.4**	**24.0**	**2.5**	**30.9**
Depreciation at 31 March 2004	2.0	3.7	11.2	16.9
Charge for year	0.1	1.5	0.1	1.7
Disposals and transfers	(1.3)	(0.3)	(9.4)	(11.0)
Depreciation at 31 March 2005	**0.8**	**4.9**	**1.9**	**7.6**
Net book values at 31 March 2005	**3.6**	**19.1**	**0.6**	**23.3**
31 March 2004	6.8	21.2	3.7	31.7

13. Fixed asset investments

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Investments comprise:				
Subsidiary undertakings	–	–	2,225.0	2,210.9
Associated undertakings	8.1	5.4	0.6	0.6
Other fixed asset investments	14.8	13.9	0.3	0.2
Total	**22.9**	19.3	**2,225.9**	2,211.7
Listed investments	2.6	–	–	–
Unlisted investments	20.3	19.3	2,225.9	2,211.7
	22.9	19.3	2,225.9	2,211.7

The market value of listed investments at 31 March 2005 was £2.7m (2004: £nil).

(i) Investments in subsidiary undertakings

Company

	Cost of shares £m	Loans £m	Provisions £m	Net book value £m
At 31 March 2004	2,027.0	304.4	(120.5)	2,210.9
Additions	–	14.6	–	14.6
Disposals, transfers and other movements	–	(0.5)	–	(0.5)
At 31 March 2005	**2,027.0**	**318.5**	**(120.5)**	**2,225.0**

The subsidiary undertakings set out below are those which were part of the Group at 31 March 2005 and in the opinion of the Directors significantly affected the Group's results and net assets during the year. Except where otherwise stated, the country of incorporation is England, the operations are within the United Kingdom, the shares are in equity share capital and the businesses are wholly owned.

Recorded Music and Music Publishing
Capitol-EMI Music, Inc. (USA)
Capitol Records, Inc. (USA)
Chrysalis Records Ltd
EMI Music Germany GmbH & Co.KG
EMI Entertainment World, Inc. (USA)
EMI Music Australia Pty Ltd (Australia)
EMI Music France S.A. (France)
EMI Music Italy SpA (Italy)
EMI Music Publishing Ltd
EMI Records Ltd
Jobete Music Co., Inc. (USA)
Priority Records, LLC (USA)
Toshiba-EMI Ltd (Japan) (55% owned)
Virgin Records America, Inc. (USA)
Virgin Records Ltd

Corporate
EMI Group Finance plc*
EMI Group Finance (Jersey) Ltd*
EMI Group Holdings (UK) Ltd
EMI Group International Holdings Ltd
EMI Group North America Holdings, Inc. (USA)
EMI Group North America, Inc. (USA)
EMI Group Worldwide Ltd
Virgin Music Group Ltd*

* Held directly by the company.

13. Fixed asset investments (continued)

Purchase of businesses

The Group did not acquire any businesses during the year.

On 2 April 2004, the Group purchased the outstanding 10% minority interest in EMI Greece for a cash consideration of £3.1m. This, combined with £0.4m of consideration paid in advance during the last financial year, resulted in £3.5m additional goodwill being created.

On 1 October 2004, the Group purchased the outstanding 49% minority interest in EMI Poland for a cash consideration of £2.9m. The transaction resulted in £1.9m additional goodwill being created.

A further £0.7m of cash consideration was paid to acquire outstanding minority interests in Indonesia and the Netherlands and to satisfy additional consideration commitments in Sweden, South Korea and the UK.

(ii) Associated undertakings

Group

	Net equity investment £m	Goodwill written off £m	Share of net assets £m	Capitalised goodwill £m	Loans £m	Net book value £m
At 31 March 2004	46.1	(43.4)	2.7	2.2	0.5	5.4
Currency retranslation	(0.2)	–	(0.2)	–	–	(0.2)
Additions* and new loans	2.1	–	2.1	–	–	2.1
Net profits after tax	1.1	–	1.1	(0.2)	–	0.9
Disposals, provisions and loans repaid	(0.1)	–	(0.1)	–	–	(0.1)
At 31 March 2005	**49.0**	**(43.4)**	**5.6**	**2.0**	**0.5**	**8.1**

* Total consideration on purchase of associated undertakings comprises costs and loans totalling £2.1m (2004: £0.1m).

Company

	Cost of shares £m	Provisions £m	Net book value £m
At 31 March 2004	0.7	(0.1)	0.6
At 31 March 2005	**0.7**	**(0.1)**	**0.6**

The Company holds investments at cost, less provisions for impairment.

(iii) Other fixed asset investments

	Cost of shares £m	Provisions £m	**Group** Net book value £m	Cost of shares £m	Provisions £m	**Company** Net book value £m
At 31 March 2004	19.8	(5.9)	13.9	2.5	(2.3)	0.2
Purchases	(0.2)	–	(0.2)	0.1	–	0.1
Currency retranslation	2.9	–	2.9	–	–	–
Disposals and reclassifications	(1.8)	–	(1.8)	–	–	–
At 31 March 2005	**20.7**	**(5.9)**	**14.8**	**2.6**	**(2.3)**	**0.3**

14. Stocks

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Raw materials and consumables	**1.5**	1.8	**–**	–
Work in progress	**2.0**	1.7	**–**	–
Finished goods	**24.7**	24.6	**–**	–
Total	**28.2**	28.1	**–**	–

15. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Due within one year:				
Trade debtors	**300.1**	345.3	**–**	0.9
Amounts owed by subsidiary undertakings	**–**	–	**2,459.5**	2,422.3
Amounts owed by associated undertakings	**0.5**	0.8	**–**	–
Corporate taxation recoverable	**21.2**	13.4	**–**	–
Other debtors	**95.4**	72.9	**5.5**	9.3
Prepayments and accrued income	**285.9**	271.0	**0.8**	0.3
Deferred tax	**17.7**	19.2	**–**	–
	720.8	722.6	**2,465.8**	2,432.8
Due after more than one year:				
Other debtors	**6.6**	7.8	**–**	0.4
Prepayments and accrued income	**72.9**	80.5	**–**	–
	79.5	88.3	**–**	0.4
Total	**800.3**	810.9	**2,465.8**	2,433.2

Other debtors due within one year includes £0.9m (2004: £1.6m) book value of listed investments with a market value of £1.6m (2004: £2.1m).

16. Borrowings

	Due date	Issue date	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Long-term borrowings						
US$500m 8.375% Guaranteed Notes	August 2009	August 1999	**263.2**	269.6	**–**	–
£325m 8.25% Sterling Bonds	May 2008	May 2002	**322.1**	321.3	**322.2**	321.3
US$123.8m 6.96% Senior Notes	August 2007	August 2002	**48.7**	67.3	**–**	–
US$243.3m 5.25% Guaranteed Convertible Bonds *	October 2010	October 2003	**123.5**	126.0	**–**	–
€425m 8.625% Senior Notes	October 2013	October 2003	**285.3**	274.8	**282.5**	274.8
Drawings under long-term committed facilities **			**(1.9)**	(2.9)	**(1.9)**	(2.9)
Term loan	December 2006		**1.1**	1.9	**–**	–
Finance leases			**–**	0.1	**–**	–
Total long-term borrowings			**1,042.0**	1,058.1	**602.8**	593.2
Short-term borrowings						
Loans and overdrafts			**11.8**	34.7	**–**	–
Finance leases			**–**	–	**–**	–
Short-term element of long-term loans ***			**18.2**	1.1	**–**	–
Total short-term borrowings			**30.0**	35.8	**–**	–
Total borrowings			**1,072.0**	1,093.9	**602.8**	593.2
Liquid funds:						
Investments: liquid funds			**(1.6)**	(1.8)	**–**	–
Cash at bank and in hand and cash deposits			**(240.9)**	(343.4)	**(1.3)**	(5.0)
Net borrowings			**829.5**	748.7	**601.5**	588.2

* These will be convertible into fully-paid Preference Shares of the issuer which will be exchangeable immediately upon issue for fully-paid Ordinary Shares in EMI Group plc. On conversion each US$ principal amount is converted into one Preference Share of a paid-up value of US$1,000. The Preference Share will, in turn, be immediately exchangeable for Ordinary Shares in EMI Group plc. The number of Ordinary Shares for which a Preference Share may be exchanged will be determined by dividing the paid-up value of the Preference Share, translated into Sterling at a fixed rate of US$1.5957, by the exchange price initially set at 193.38p per Ordinary Share. Conversion by the holder at 193.38p per Ordinary Share may occur after 11 November 2003 until seven days prior to the final redemption date. Conversion by the issuer, after 16 October 2007, of all but not part, may occur if the average price per Ordinary Share on at least 20 dealing days in any period of 30 consecutive dealing days has been 130p; or at any time if 85% or more of the aggregate principal amount has been previously purchased, redeemed or cancelled. Redemption by the issuer, after 16 October 2007, may occur if the same conditions which apply to conversion by the issuer are met. Final redemption is on 2 October 2010 at 100% of principal and accrued interest.

** Issue costs relating to syndicated revolving credit facility in 2004.

*** Includes a £16.4m prepayment of the US$123.8m 6.96% Senior Notes due in August 2005.

On 15 July 2004, the Group signed an additional 364 day £100m committed credit facility with a group of banks.

On 2 and 3 October 2003, the Group completed a major restructuring of its borrowings. Five separate but related transactions were completed:
(a) the issue of €425m 8.625% Senior Notes due 2013;
(b) the issue of US$243.3m Guaranteed Convertible Bonds due 2010, unless previously redeemed, converted or purchased and cancelled;
(c) the cancellation of the existing revolving credit bank facilities expiring 2005;
(d) the finalisation of a new £250m revolving credit bank facility expiring 2007 (see Note 17(v) for level of undrawn facilities as at 31 March 2005); and
(e) prepayment of US$25m Senior Notes due 2012 and US$31.25m Senior Notes due 2009.

Long-term borrowings include £nil (2004: £nil) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such. Long-term borrowings are stated after deduction of issue costs which are capitalised and amortised over the term of the borrowing. Issue costs are defined as incremental costs that are incurred directly in connection with the issue of a capital instrument and include arrangement and underwriting fees.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group Balance sheet as appropriate.

The Group has balances of cash and liquid funds totalling £113.1m held with banks within the UK and £129.4m held with banks outside, but freely transferable to, the UK.

Maturity analysis of long-term borrowings

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Amounts falling due after more than one year are repayable as follows:				
Between one and two years	**1.1**	2.0	**–**	–
Between two and five years	**632.1**	385.7	**–**	–
After five years:				
By instalments	**–**	–	**–**	–
Other	**408.8**	670.4	**602.8**	593.2
Total	**1,042.0**	1,058.1	**602.8**	593.2

The amount of debt, any of which falls due for payment after more than five years, is £408.8m (2004: £670.4m).

17. Derivatives and other financial instruments

The Group has excluded all short-term debtors and creditors from the following disclosures, other than currency exposures.

(i) Interest rate risk profile of the financial liabilities of the Group

	At 31 March 2005				At 31 March 2004			
Currency	Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m
Sterling	**321.4**	**(0.8)****	**322.1**	**0.1**	319.8	(1.7)**	321.3	0.2
US Dollar	**462.6**	**266.1**	**188.6**	**7.9**	481.0	277.8	193.3	9.9
Yen	**2.1**	**–**	**–**	**2.1#**	19.6	17.3	–	2.3#
Euro	**288.4**	**288.4**	**–**	**–**	276.8	276.8	–	–
Other	**7.7**	**7.6**	**–**	**0.1**	9.6	9.1	–	0.5
Total	**1,082.2**	**561.3**	**510.7**	**10.2**	1,106.8	579.3	514.6	12.9

* Excludes short-term creditors as permitted by FRS13.
** Includes issue costs of syndicated loan facility of £1.9m (2004: £2.9m).
# Represents deposits from retailers. The deposits are repayable when trading ceases and, therefore, there is no fixed term to maturity.

	At 31 March 2005			At 31 March 2004		
	Fixed rate financial liabilities		Financial liabilities on which no interest is paid	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Sterling	**9.8**	**3.2**	**–**	9.8	4.2	–
US Dollar	**6.4**	**4.2**	**–**	6.4	4.8	–
Yen	**–**	**–**	**n/a***	–	–	n/a*
Euro	**–**	**–**	**–**	–	–	–

* Represents deposits from retailers. The deposits are repayable when trading ceases and, therefore, there is no fixed term to maturity.

Floating rate financial liabilities comprise bank borrowings. All floating rate financial liabilities bear interest at rates fixed by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

The figures shown in the tables above take into account various interest rate and currency swaps used to manage interest rate risk and the currency profile of financial liabilities. See Note 17 (viii) for further details of interest rate swaps held as at 31 March 2005.

(ii) Interest rate risk profile of the financial assets of the Group

	At 31 March 2005				At 31 March 2004			
Currency	Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m	Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m
Sterling	**174.7**	**113.1**	**–**	**61.6**	202.3	141.7	–	60.6
US Dollar	**41.8**	**15.3**	**–**	**26.5**	97.6	59.6	–	38.0
Yen	**23.8**	**20.4**	**–**	**3.4**	43.7	38.3	–	5.4
Euro	**35.3**	**33.7**	**–**	**1.6**	57.4	55.0	–	2.4
Swedish Krona	**3.7**	**3.3**	**–**	**0.4**	2.6	2.1	–	0.5
Danish Krone	**1.2**	**1.1**	**–**	**0.1**	1.1	1.0	–	0.1
Other	**59.9**	**55.6**	**–**	**4.3**	48.2	47.5	–	0.7
Total	**340.4**	**242.5**	**–**	**97.9**	452.9	345.2	–	107.7

* Excludes short-term debtors as permitted by FRS13.
# Financial assets on which no interest is earned represent mainly advances to artists and investments for which no meaningful average fixed period to maturity can be calculated.

Floating rate financial assets comprise cash at bank and deposits. All floating rate financial assets earn interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

17. Derivatives and other financial instruments (continued)

(iii) Currency exposures

As explained on page 36 in the Financial review, the Group's objective in managing currency exposures arising from its net investments overseas (its structural currency exposures) is to maintain appropriate levels of borrowings by currency to hedge partially against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the Statement of total recognised gains and losses.

The table below shows the Group's currency exposures, being those trading assets and liabilities (or non-structural exposures) that give rise to the net currency gains and losses recognised in the Consolidated profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-Sterling borrowings treated as hedges of net investments in overseas operations. These exposures were as follows:

At 31 March 2005

			Net foreign currency monetary assets (liabilities)		
Functional currency of Group operation	**Sterling £m**	**US Dollar £m**	**Yen £m**	**Euro £m**	**Other £m**
Sterling	n/a	0.2	0.9	10.7	14.2
US Dollar	(0.2)	n/a	0.3	(0.1)	2.3
Yen	(1.3)	(1.9)	n/a	(0.8)	0.3
Euro	0.7	0.4	–	n/a	0.6
Other	(2.2)	0.9	(5.1)	(2.7)	(1.2)
Total	**(3.0)**	**(0.4)**	**(3.9)**	**7.1**	**16.2**

At 31 March 2004

			Net foreign currency monetary assets (liabilities)		
Functional currency of Group operation	Sterling £m	US Dollar £m	Yen £m	Euro £m	Other £m
Sterling	n/a	(6.6)	9.1	8.7	15.1
US Dollar	3.5	n/a	–	(0.4)	(0.4)
Yen	(0.5)	(0.2)	n/a	–	0.2
Euro	9.5	(2.8)	(0.1)	n/a	1.4
Other	(3.8)	(0.6)	(5.3)	0.2	–
Total	8.7	(10.2)	3.7	8.5	16.3

(iv) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, was as follows:

	2005 £m	2004 £m
In one year or less, or on demand	**30.0**	35.8
In more than one year but not more than two years	**2.5**	3.6
In more than two years but not more than five years	**634.5**	391.0
In more than five years	**415.2**	676.4
Total	**1,082.2**	1,106.8

17. Derivatives and other financial instruments (continued)

(v) Undrawn facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 March in respect of which all conditions precedent had been met at that date were as follows:

	2005 £m	2004 £m
Expiring in one year or less	**116.4**	14.4
Expiring in more than one year but not more than two years	**–**	–
Expiring in more than two years	**236.9**	242.8
Total	**353.3**	257.2

(vi) Fair values of financial assets (liabilities)

	2005 Book value £m	2005 Fair value* £m	2004 Book value £m	2004 Fair value* £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings and current portion of long-term borrowings	**(13.6)**	**(13.6)**	(35.8)	(35.8)
Long-term borrowings	**(1,058.4)**	**(1,228.2)**	(1,058.1)	(1,270.1)
Liquid funds	**242.5**	**242.5**	345.2	345.2
Other financial liabilities	**(10.2)**	**(10.2)**	(12.9)	(12.9)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**8.3**	–	12.6
Interest rate caps and collars	**–**	**–**	–	–
Currency swaps and forward foreign currency contracts	**–**	**–**	–	–
Financial assets:				
Financial assets – listed investments	**3.5**	**4.3**	1.6	2.1
Financial assets – other	**94.4**	**94.4**	106.1	106.1

* Market rates have been used to determine fair values.

Long-term borrowings include US$500m 8.375% Guaranteed Notes (book value £263.2m) with a fair value of £286.8m and €425m 8.625% Senior Notes (book value £285.3m) with a fair value of £347.0m. The Group holds equivalent US Dollar and Euro nominal value interest rate swaps matching the coupon on both the US$ Notes and Euro Bond, effectively converting the interest basis to floating rate (set in arrears). At 31 March 2005, these swaps had a fair value of £(10.6)m and £18.9m respectively. Long-term borrowings also include a Sterling Bond issue (book value £322.1m), with a fair value of £349.9m, US$123.75m 6.96% Senior Notes (book value £65.1m) with a fair value of £39.4m and US$243.3m 5.25% guaranteed convertible bond issue (book value £123.5m) with a fair value of £205.9m. The majority of other borrowings and liquid funds are short-term in nature and book values approximate to fair values. For all other financial assets and liabilities, book values approximate to fair values.

(vii) Management of interest rate risk

As explained on page 36 in the Financial review, the Group's policy is to manage interest rate risk, using interest rate swaps, caps and collars. Unrecognised gains and losses on instruments used for managing interest rate risk, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses on hedges at 1 April 2004	12.6	–	12.6
Gains and losses arising in previous years that were recognised in 2005	–	–	–
Gains and losses arising before 1 April 2004 that were not recognised in 2005	12.6	–	12.6
Gains and losses arising in 2005 that were not recognised in 2005	9.1	(13.4)	(4.3)
Unrecognised gains and losses on hedges at 31 March 2005	21.7	(13.4)	8.3
Of which:			
Gains and losses expected to be recognised in 2006 or later	–	–	–
Gains and losses expected to be recognised in 2007 or later	21.7	(13.4)	8.3
	21.7	(13.4)	8.3

17. Derivatives and other financial instruments (continued)

(viii) Financial instruments

Interest rate agreements

To manage interest rate risk the Group has entered into certain interest rate swap agreements which, as at 31 March 2005, were as follows:

	Notional principal	Termination date	Fixed rate
Interest rate swaps:			
Euro–receive fixed rate and pay floating rate (set in arrears)	€425m	October 2013	8.63%
US Dollar–receive fixed rate and pay floating rate (set in arrears)	$500m	August 2009	8.38%

In February 2003, following a routine review of derivative positions in the prevailing market conditions, the Group unwound a US$500m interest swap position. The swap effectively switched the 8.375% fixed coupon on the US$ Guaranteed Notes issued in August 1999 to a floating rate of interest. The Group received a cash payment of US$86.2m (£55.6m) on the unwind, representing the present value of the expected cash savings from the swap as determined by the expected differential between US short-term and long-term interest rates, discounted at the prevailing market rate. The gain from the unwind is being amortised over the remaining life of the Notes, thus locking in the future interest cost benefit to be obtained from the swap. The swap unwind reduces the Group's overall interest rate risk.

Exchange rate agreements

As at 31 March 2005, the Group had no currency swaps or forward foreign currency contracts outstanding.

18. Other creditors: amounts falling due within one year

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Trade creditors	**205.5**	196.7	**–**	–
Royalties and fees payable	**607.7**	612.6	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**11.4**	4.7
Amounts owed to associated undertakings	**0.6**	0.6	**0.6**	0.6
Corporate taxation	**160.3**	159.4	**25.3**	25.4
Deferred consideration payable*	**1.0**	81.3	**–**	–
Other taxes including VAT and social security costs	**16.1**	18.6	**0.2**	0.5
Dividends payable	**63.1**	62.8	**63.1**	62.8
Other creditors	**75.1**	71.6	**36.4**	45.6
Accruals and deferred income	**163.3**	149.9	**11.0**	6.9
Total	**1,292.7**	1,353.5	**148.0**	146.5

* Deferred consideration payable £0.9m (2004: £69.8m) which is not conditional upon the satisfaction of future performance criteria.

19. Other creditors: amounts falling due after more than one year

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Amounts owed to subsidiary undertakings	**–**	–	**792.6**	777.5
Deferred consideration payable*	**–**	0.2	**–**	–
Accruals and deferred income	**10.2**	12.7	**–**	–
Total	**10.2**	12.9	**792.6**	777.5

* Deferred consideration payable includes £nil (2004: £0.2m) which is not conditional upon the satisfaction of future performance criteria.

20. Deferred taxation

	Group £m	Company £m
At 31 March 2004	(13.5)	–
Provided in year	2.8	–
Acquisitions, disposals and transfers	2.7	–
At 31 March 2005	**(8.0)**	**–**

The liabilities (assets) for deferred tax provided were as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Capital allowances in advance of depreciation	**6.0**	5.5	**–**	–
Other timing differences	**3.7**	0.2	**–**	–
Total liabilities	**9.7**	5.7	**–**	–
Depreciation in advance of capital allowances	**(0.4)**	(2.5)	**–**	–
Other timing differences	**(17.3)**	(16.7)	**–**	–
Total assets	**(17.7)**	(19.2)	**–**	–
Net asset	**(8.0)**	(13.5)	**–**	–

Those categories for which no deferred tax is provided are outlined in Accounting policies on page 75.

21. Other provisions for liabilities and charges

Group

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2004	82.2	31.3	20.3	3.3	137.1
Currency retranslation	0.7	1.5	(0.2)	–	2.0
Provisions utilised	(53.0)	(6.4)	(13.2)	(0.6)	(73.2)
Charged against:					
Operating profit	2.3	5.5	–	–	7.8
Reclassification	0.7	–	1.1	–	1.8
At 31 March 2005	**32.9**	**31.9**	**8.0**	**2.7**	**75.5**

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items. They also include restructuring and reorganisation provisions charged through operating exceptional items (see Note 8(i)). £13.9m of the £32.9m (2004: £63.5m of the £82.2m) are restructuring and reorganisation provisions which will be utilised in the short term.

The majority of the disposal and fundamental reorganisation provision will be utilised in the short term.

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

Company

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2004	3.1	–	0.4	–	3.5
Provisions utilised	(0.8)	–	(0.4)	–	(1.2)
Charged against operating profit	–	–	–	–	–
At 31 March 2005	**2.3**	**–**	**–**	**–**	**2.3**

22. Share capital and share premium account

Group and Company

	Authorised 2005 £m	Authorised 2004 £m	Allotted, called-up & fully paid 2005 £m	Allotted, called-up & fully paid 2004 £m
Ordinary Shares of 14p each	**158.8**	158.8	**110.6**	110.4
B Shares of 114.5p each	**479.8**	479.8	**–**	–
Deferred shares of 0.0005p each	**17.5**	17.5	**–**	–
	656.1	656.1	**110.6**	110.4

22. Share capital and share premium account (continued)

(i) Ordinary Shares in issue

	Number	Nominal value £m	Premium £m
At 31 March 2004	788,599,755	110.4	445.8
Shares issued during the year on the exercise of options:			
Executive Schemes	1,074,684	0.2	1.5
Savings-Related Scheme	24,308	–	–
At 31 March 2005	**789,698,747**	**110.6**	**447.3**

As at 31 March 2005, the Company had authority to purchase 78,859,975 of its Ordinary Shares; this authority will expire on 12 October 2005 or at the conclusion of the Annual General Meeting in 2005, whichever is the earlier.

(ii) Share options

Options to subscribe for the Company's Ordinary Shares were outstanding as follows (adjusted for the 1996 demerger and the 1997 share capital reorganisation, where appropriate):

Subscription options

	Executive Share Option Schemes	1994 Savings-Related Share Option Scheme
At 31 March 2004	34,694,566	3,489,600
Granted	6,113,038	513,436
Exercised	(1,074,684)	(24,308)
Lapsed	(3,154,251)	(498,684)
At 31 March 2005	**36,578,669#**	**3,480,044**
Option price per 14p share (range)	119.25p – 747p	96p – 442p
Final exercise date*	31 January 2015	28 February 2010

Of which, options over 26,122,936 shares were granted under the 1995 Executive Share Option Scheme and options over 10,455,733 shares were granted under the 2003 Executive Share Incentive Plan.

Share options for the transfer of the Company's Ordinary Shares were outstanding as follows:

Transfer options

	Executive Share Option Schemes
At 31 March 2004	22,972,678
Granted	1,782,368
Exercised	–
Lapsed	(1,612,178)
At 31 March 2005	**23,142,868****
Option price per 14p share (range)	119.25p – 700p
Final exercise date*	17 June 2014

* Options granted under the 1995 Executive Share Option Scheme are normally exercisable no earlier than three years and no later than ten years following the date of grant and are subject to the achievement of performance requirements that must be met before the options normally become exercisable. Options granted under the 2003 Executive Share Incentive Plan, if subject to a pre-vesting performance requirement, are normally exercisable between three and ten years following the date of grant but only if and to the extent that the pre-vesting target has been satisfied. Options granted with the pre-grant conditions normally become exercisable in no fewer than four annual tranches commencing no earlier than the first anniversary of the grant date. Options granted under the 1994 Savings-Related Share Option Scheme are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year savings contract.

** Of which options over 4,764,491 shares were granted under the 2003 Executive Share Incentive Plan.

(iii) Convertible bond

US$ 243.3m 5.25% Guaranteed Convertible Bonds include options to convert into 78,859,870 14p Ordinary Shares.

(iv) Share premium account

The principal elements that make up the Company's share premium account arose as follows:

Group and Company

	Years arising	£m
Conversions to Ordinary Shares of 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each	1989/90 and 1990/91	56.7
A placing of Ordinary Shares linked to the offer for Thames Television	1990/91	78.0
Issue of Ordinary Shares on exercise of subscription rights of warrants originally attached to 7⅜% bonds due 1992; and	1991/92	67.1
the transfer from other reserves in respect of amounts paid for the warrants exercised	1991/92	10.2
Issue of Ordinary Shares on conversion of Convertible Unsecured Loan Stock to fund the acquisition of Virgin Music Group	1992/93	508.4
Issue of Ordinary Shares on conversion of 5¾% Guaranteed Redeemable Preference Shares 2004 of THORN EMI Capital NV	1993/94	126.0
Share capital reorganisation (including issue of Redeemable Preference B Shares)	1997/98	(501.2)
Other issues of Ordinary Shares		102.1
Balance at 31 March 2005		**447.3**

23. Reserves

	Group			Company		
	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
At 31 March 2004	495.8	255.7	(2,091.7)	495.8	402.1	1,706.8
Currency translation	–	–	(7.2)	–	–	–
Profit attributable to members of the Holding Company	–	–	56.3	–	–	69.2
Equity dividend	–	–	(63.2)	–	–	(63.2)
Revaluation movements*	–	(0.7)	–	–	–	–
Goodwill adjustments relating to subsidaries	–	–	(0.3)	–	–	–
Transfer between reserves	–	(4.2)	4.2	–	–	–
Purchase of shares by ESOP	–	(0.3)	–	–	(0.3)	–
ESOP charge for year	–	–	2.3	–	–	2.3
ESOP reserve movements	–	1.7	(1.7)	–	1.7	(1.7)
Transfer of realised reserves	–	–	–	–	(2.7)	2.7
At 31 March 2005	**495.8**	**252.2**	**(2,101.3)**	**495.8**	**400.8**	**1,716.1**

* Revaluation movements include £(0.7)m in respect of tangible fixed assets, taking into account the proportion attributable to minority shareholders.

In accordance with the exemption permitted by S230(3) of the Companies Act 1985, the profit and loss account of the Company is not separately presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £69.2m (2004: £94.4m).

Group reserves include £(9.4)m (2004: £(10.5)m) in respect of its share of post-acquisition retained losses of joint ventures and associated undertakings.

(i) Capital redemption reserve

The capital redemption reserve represents the reduction in distributable reserves for the amount paid to redeem preference B shares as part of the share capital reorganisation.

(ii) Other reserves

Other reserves of the Company contain a special reserve which reflects the share premium account reduction of July 1988 and unrealised profit on disposal of investments.

The EMI Group General Employee Benefit Trust (EBT) was established to hedge the future obligations of the Group in respect of shares awarded under the Senior Executive Incentive Plans. The Trustee of the EBT, EMI Group EBT (Guernsey) Ltd, purchases the Company's Ordinary Shares in the market with financing provided by the Company, as required, on the basis of regular reviews of the anticipated share liabilities of the Group. The EBT has, since December 1998, waived any entitlement to the receipt of dividends in respect of all its holding of the Company's Ordinary Shares. The EBT's waivers may be revoked or varied at any time.

EBT Group and Company

	Shares held in trust No.	Nominal value £m	Cost £m
At 31 March 2004	4,082,771	0.6	18.0
Shares purchased	142,721	–	0.3
Shares vested	(384,977)	(0.1)	(1.7)
At 31 March 2005	**3,840,515**	**0.5**	**16.6**

At 31 March 2005, the outstanding loan by the Company to the EBT to finance the purchase of Ordinary Shares was £16.9m (2004: £18.3m). The market value at 31 March 2005 of the Ordinary Shares held in the EBT, which are listed in the UK, was £9.1m (2004: £11.3m). All shares held in the EBT are either under option to employees or conditionally gifted to them.

(iii) Profit and loss reserve

The Group profit and loss reserve includes £1,265.6m (2004: £1,265.3m) in respect of goodwill previously written off.

24. Minority interests (equity)

Group

	2005 £m	2004 £m
Toshiba-EMI Ltd (Japan)	**44.3**	63.5
Other	**4.0**	4.1
Total	**48.3**	67.6

25. Financial commitments

Group

	2005 £m	2004 £m
Capital expenditure: Contracted	–	–

The Group has commitments, which are largely performance-related, to pay advances to artists and repertoire owners amounting to £388.4m at 31 March 2005 (2004: £382.9m).

Pursuant to a joint venture agreement with Mr Norman Cheng ('Project Typhoon'), the Group has agreed to establish and fund new businesses in the People's Republic of China, Hong Kong and South Korea. The Group has an option to buy, and Mr Cheng has an option to sell to the Group, his equity interest in the joint venture in 2009 at a price determined by reference to earnings over a three-year period. The Group can limit the price it pays to not more than US$100m.

Annual commitments under operating leases at 31 March were as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Land and buildings:				
Expiring in the first year	**3.9**	4.1	–	–
Expiring in the second to fifth years inclusive	**6.6**	7.3	–	–
Expiring after the fifth year	**14.0**	17.5	**3.2**	3.2
Total	**24.5**	28.9	**3.2**	3.2
Plant, equipment and vehicles:				
Expiring in the first year	**0.8**	1.0	–	–
Expiring in the second to fifth years inclusive	**2.2**	2.2	**0.1**	0.1
Expiring after the fifth year	**0.8**	–	–	–
Total	**3.8**	3.2	**0.1**	0.1

26. Contingent liabilities

The Group, along with other companies in the music and broadcast industries, has received requests from the New York State Attorney General for information regarding practices in connection with the promotion of records on New York state radio stations. The Group is co-operating fully with this inquiry. EMI has a long-standing, strict written policy prohibiting unlawful radio promotion practices, and that policy was reaffirmed internally in early 2004. The inquiry is ongoing and, while it is not possible to be certain as to the eventual outcome, EMI is not currently aware of any reason for believing that there will be a material financial impact on the Group. There are no other significant legal or arbitration proceedings, pending or threatened, against any member of the Group which, so far as the Directors are aware, are likely to result in a liability materially in excess of provisions in the financial statements.

Guarantees and other contingent liabilities total £33.3m (2004: £40.0m). Such liabilities relating to HMV Group plc total £20.7m (2004: £22.1m) and for the former Thorn rental business amount to £3.7m (2004: £9.4m); those in respect of Group companies total £8.9m (2004: £8.5m).

Following the demerger of the Thorn rental business in 1996, Group companies remained contingently liable in respect of guarantees given with regard to certain leases on properties occupied or previously occupied by the Thorn business though, as part of the demerger arrangements, Thorn Limited (formerly called Thorn plc) agreed to indemnify the Group against such liabilities. One of the Group companies so liable was sold to HMV Group plc as part of the 1998 sale and the Company agreed to indemnify HMV Group plc against any such liabilities. The current or former Thorn properties in respect of which the Group remained contingently liable number approximately 50 and the annual rental payments in respect of such properties total approximately £3.6m. Following the insolvency of Thorn High Street Properties Limited and certain other companies, claims have arisen against the Group in respect of many of the guaranteed leases. Such claims have been met by Thorn Limited pursuant to its agreement to indemnify the Group.

As part of the sale in 1998 to HMV Group plc (HMV Group) of the companies and assets comprising HMV, the Group entered into an indemnity deed with HMV Group relating, among other things, to guarantees given by the Group in respect of property leases of which approximately 75 (2004: 79) remain outstanding. Under the deed, HMV Group agreed to indemnify the Group against any payments made under those property leases and certain other guarantees and indemnities. The aggregate annual rental payments under guaranteed leases are approximately £20.7m (2004: £22.1m), although they are subject to adjustment both up and down under certain circumstances. The guaranteed leases have terms which expire in 10 to 21 years (2004: 22 years) and 17 of the leases expire in years beyond 2015. The indemnity deed remains in force in respect of lease guarantees, and HMV Group has secured those obligations pursuant to a security deed, the Company's rights under which rank second behind banks which provide senior credit facilities to HMV Group.

27. Pension arrangements

The Group operates a number of pension schemes throughout the world. The main scheme, which covers employees in the UK, is the EMI Group Pension Fund (the UK Fund). The UK Fund is of the defined benefit type and is open to all permanent employees over the age of 18 employed by the Company and certain subsidiaries in the UK. Benefits provided by the UK Fund are based on final pensionable pay. Pensions payable from the UK Fund are guaranteed to increase by 5% per annum or, if a lower rate, by the increase in the cost of living. Members contribute to the UK Fund at the rate of 4% of pensionable pay. With effect from 1 April 2004, the Company has contributed a further 21% of pensionable pay.

Aside from the UK, the Group has significant defined benefit schemes in Germany and Japan. With the exception of these schemes, the other defined benefit schemes operated on behalf of the Group are not material. With the exception of the UK fund, the currently agreed rates of contribution by the Group are nil for all significant defined benefit schemes.

Staff engaged in other countries are covered by local arrangements which, in the case of the Group schemes, are of the defined contribution type. The assets of the Group's pension schemes are held mainly in separate trustee-administered funds.

Employer contributions of £10.8m (2004: £12.6m) were charged to the Profit and loss account in the year. Other post-retirement benefit expenses of £0.1m (2004: £0.2m) were also charged to the Profit and loss account.

Provision is made in the financial statements for the benefits accruing to members of unfunded pension schemes in accordance with the advice of independent actuaries.

The latest available actuarial valuation of the UK Fund was made by a qualified actuary as at 31 March 2003 using the projected unit method. At that date and on the prudent funding basis used by the Trustee, the market value of the assets was sufficient to cover 91% of the value of the benefits that have accrued to the members, after allowing for assumed increases in earnings, on the actuarial assumptions used, treating the UK Fund as an ongoing entity.

Employer expense in respect of the UK Fund has been calculated in accordance with SSAP24. On the basis of actuarial advice and using a realistic basis for SSAP24 purposes which resulted in the market value of assets being sufficient to cover 109% of the value of the benefits, it is calculated that the profit and loss charge for the year ended 31 March 2005 is £nil (2004: £nil).

For SSAP24 purposes we have used the following assumptions:

	% per annum
Rate of investment return	**6.80**
Rate of pay increases	**4.75**
Rate of pension increases	**2.75**
Rate of price inflation	**2.75**

The most recent full actuarial valuations of the three significant defined benefit schemes were carried out as follows:
UK on 31 March 2003, Germany on 1 April 2003 and Japan on 31 October 2003.

The additional disclosures required by FRS17 are set out below.

The most recent full actuarial valuations have been updated to 31 March 2005 by qualified independent actuaries.

	United Kingdom			Germany			Japan		
	2005 %	2004 %	2003 %	**2005 %**	2004 %	2003 %	**2005 %**	2004 %	2003 %
Major assumptions									
Rate of general increase in salaries	**4.75**	4.75	4.25	**3.50**	3.50	3.50	**2.0-3.7**	2.0-3.7	2.4-5.0
Rate of increase to pensions in payment	**2.75**	2.75	2.25	**2.00**	2.00	2.00	**Nil**	Nil	Nil
Rate of increase to deferred pensions	**2.75**	2.75	2.25	**2.00**	2.00	2.00	**Nil**	Nil	Nil
Discount rate for scheme liabilities	**5.40**	5.50	5.50	**4.50**	4.75	5.00	**2.00**	2.00	1.25
Inflation	**2.75**	2.75	2.25	**2.00**	2.00	2.00	**Nil**	Nil	Nil

27. Pension arrangements (continued)

On full compliance with FRS17, on the basis of the above assumptions, the amounts that would have been charged to the Consolidated profit and loss account and Statement of total recognised gains and losses for the year ended 31 March 2005 are set out below:

	United Kingdom		Germany		Japan	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Operating profit						
Current service cost	**9.0**	7.0	**0.3**	0.3	**2.2**	2.4
Past service cost	**–**	–	**–**	–	**–**	–
Gain on settlements	**–**	(4.0)	**–**	–	**–**	–
Gain on curtailment	**–**	–	**–**	–	**–**	–
Total charge (credit) to operating profit	**9.0**	3.0	**0.3**	0.3	**2.2**	2.4
Finance income						
Expected return on scheme assets	**(54.0)**	(47.0)	**–**	–	**(1.1)**	(0.8)
Interest on scheme liabilities	**45.0**	43.0	**1.5**	1.5	**1.0**	0.7
Net (credit) charge to finance income	**(9.0)**	(4.0)	**1.5**	1.5	**(0.1)**	(0.1)
Total (credit) charge to profit and loss account before taxation	**–**	(1.0)	**1.8**	1.8	**2.1**	2.3
Statement of total recognised gains and losses						
Actual return less expected return on scheme assets	**(32.0)**	(109.0)	**–**	–	**0.7**	1.3
Experience (gains) and losses arising on the scheme liabilities	**16.0**	(27.0)	**(1.2)**	–	**(3.2)**	(2.0)
Changes in assumptions underlying the present value of the scheme liabilities	**12.0**	86.0	**1.3**	1.2	**–**	(3.9)
Actuarial (gains) and losses recognisable in the Statement of total recognised gains and losses	**(4.0)**	(50.0)	**0.1**	1.2	**(2.5)**	(4.6)

	United Kingdom		Germany		Japan	
	2005 %	2004 %	**2005 %**	2004 %	**2005 %**	2004 %
Further disclosures						
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	**3.9**	13.9	**–**	–	**0-(1.7)**	0-(2.9)
Experience gains and (losses) on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	**(1.8)**	3.2	**3.8**	–	**10.0-(4.1)**	9.5-(79.7)
Total actuarial gains and (losses) recognised in the Statement of total recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	**0.5**	5.9	**(0.3)**	(3.7)	**10.0-(4.1)**	80.3-(4.3)

The market values of the assets of the three significant defined benefit schemes at 31 March 2005 were as follows:

	United Kingdom			Germany			Japan		
	2005 £m	2004 £m	2003 £m	**2005 £m**	2004 £m	2003 £m	**2005 £m**	2004 £m	2003 £m
Market value of assets*									
Equities	**484.0**	541.0	432.0	**–**	–	–	**–**	–	–
Bonds	**329.0**	235.0	252.0	**–**	–	–	**–**	–	–
Other	**17.0**	9.0	13.0	**0.5**	0.7	1.0	**42.1**	44.4	44.5
Total market value of assets	**830.0**	785.0	697.0	**0.5**	0.7	1.0	**42.1**	44.4	44.5
Present value of scheme liabilities	**(885.0)**	(850.0)	(813.0)	**(32.8)**	(31.4)	(31.1)	**(46.0)**	(52.5)	(59.0)
Deficit in the scheme	**(55.0)**	(65.0)	(116.0)	**(32.3)**	(30.7)	(30.1)	**(3.9)**	(8.1)	(14.5)
Pension liability before deferred tax	**(55.0)**	(65.0)	(116.0)	**(32.3)**	(30.7)	(30.1)	**(3.9)**	(8.1)	(14.5)
Deferred tax	**16.5**	19.5	34.8	**10.6**	11.7	11.4	**1.6**	3.4	6.1
Amount provided to cover scheme deficit	**n/a**	n/a	n/a	**32.3**	30.4	30.7	**n/a**	(4.1)	(2.4)
Impact on reserves	**(38.5)**	(45.5)	(81.2)	**10.6**	11.4	12.0	**(2.3)**	(8.8)	(10.8)

* The expected long-term rate of return on the assets is as follows:

United Kingdom	6.7% (equities 8.0%, bonds 4.8%, other 3.8%) (2004: 7.0% (equities 8.1%, bonds 4.9%, other 3.8%), 2003: 7.0% (equities 8.4%, bonds 4.8%, other 3.8%))
Germany	4.0% (2004: 4.5%, 2003: 4.5%)
Japan	2.5% (2004: 2.5%, 2003: 1.75%)

27. Pension arrangements (continued)

Movement in surplus (deficit) during year:

	United Kingdom		Germany		Japan	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
(Deficit) surplus in scheme at beginning of year	**(65.0)**	(116.0)	**(30.7)**	(30.1)	**(8.1)**	(14.6)
Exchange adjustments	**–**	–	**(1.1)**	1.1	**0.4**	0.3
Current service cost	**(9.0)**	(7.0)	**(0.3)**	(0.3)	**(2.2)**	(2.4)
Past service cost	**–**	–	**–**	–	**–**	–
Gain on settlement	**–**	4.0	**–**	–	**–**	–
Gain on curtailment	**–**	–	**–**	–	**–**	–
Cash contributions	**6.0**	–	**1.3**	1.3	**3.4**	3.9
Other finance income (expense)	**9.0**	4.0	**(1.5)**	(1.5)	**0.1**	0.1
Actuarial gain (loss)	**4.0**	50.0	**–**	(1.2)	**2.5**	4.6
(Deficit) in scheme at end of year	**(55.0)**	(65.0)	**(32.3)**	(30.7)	**(3.9)**	(8.1)

28. Related party transactions

The Company has taken advantage of the exemption under FRS 8 – *Related Party Disclosures* not to disclose related party transactions between Group subsidiary undertakings. The Group had no material transactions with any other related parties during the year.

Five year summary

	2005 £m	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m
Results					
Turnover:					
Continuing operations	**1,942.8**	2,120.7	2,175.4	2,445.8	2,672.7
Operating profit:					
Continuing operations					
Group operating profit before exceptional items and amortisation	**232.9**	249.3	254.7	190.9	332.5
Share of joint venture operating profit (HMV Group plc – discontinued)	–	–	0.4	34.3	34.4
Share of associated undertakings' operating (losses) profits	**1.1**	(0.3)	0.2	(1.1)	(3.8)
Total operating profit before exceptional items and amortisation	**234.0**	249.0	255.3	224.1	363.1
Operating exceptional items	–	(138.3)	(21.1)	(242.4)	(42.9)
Amortisation of goodwill and music copyrights	**(50.9)**	(50.9)	(42.8)	(51.3)	(53.8)
	183.1	59.8	191.4	(69.6)	266.4
Non-operating exceptional items:					
(Losses) on businesses disposed of or terminated	–	(40.4)	(25.2)	–	–
Profits on disposal of fixed assets and investments	**0.8**	23.9	234.9	–	–
Profit (loss) before finance charges	**183.9**	43.3	401.1	(69.6)	266.4
Finance charges	**(92.1)**	(96.1)	(77.3)	(83.2)	(103.6)
(Loss) profit before taxation	**91.8**	(52.8)	323.8	(152.8)	162.8
Taxation	**(31.2)**	(19.7)	(83.2)	(38.2)	(70.9)
(Loss) profit after taxation	**60.6**	(72.5)	240.6	(191.0)	91.9
Minority interests	**(4.3)**	0.9	(6.4)	(8.5)	(12.7)
(Loss) profit attributable to members of the Holding Company	**56.3**	(71.6)	234.2	(199.5)	79.2
Operating assets					
Music copyrights	**402.8**	448.7	451.2	518.2	546.8
Goodwill	**33.2**	31.8	56.2	34.0	61.1
Property, plant, equipment and vehicles	**183.1**	202.7	289.4	277.3	306.8
Fixed asset investments	**22.9**	19.3	22.2	29.5	48.6
Stock and debtors, excluding taxation and interest	**782.7**	797.0	973.9	919.6	994.9
Creditors and provisions, excluding taxation, dividends and interest payable	**(1,086.8)**	(1,201.5)	(1,210.4)	(1,296.4)	(1,231.3)
Investment in HMV Group plc	–	–	–	(159.9)	(168.3)
Operating assets	**337.9**	298.0	582.5	322.3	558.6
Key statistics					
Net borrowings	**829.5**	748.7	859.8	1,057.9	992.8
Net cash inflow from operating activities	**221.4**	309.4	117.2	211.9	314.8
Capital expenditure:					
Fixed assets (continuing operations)	**29.9**	51.3	68.5	39.2	42.8
Earnings per Ordinary Share:					
Basic	**7.2p**	(9.1)p	29.3p	(25.5)p	10.1p
Adjusted diluted	**13.0p**	15.5p	15.7p	11.8p	21.9p
Dividends per Ordinary Share	**8.0p**	8.0p	8.0p	8.0p	16.0p
Return on sales	**12.0%**	11.8%	11.7%	7.8%	12.4%
Effective tax rate (before exceptional items and amortisation)	**22.0%**	19.9%	25.3%	30.0%	27.3%
Interest cover – excluding joint venture (HMV Group plc – discontinued)	**3.0x**	3.3x	3.9x	4.0x	5.2x
Dividend cover	**1.6x**	1.9x	2.0x	1.5x	1.4x

Since 1 April 2000, several new accounting standards have been adopted (FRS17 to FRS19, UITF17 (Revised) and UITF38) and, where appropriate, comparative results have been restated to reflect the resulting changes in accounting policies and presentation of information.

Investor information

Financial calendar
Results announcements
Interim to 30 September 2005: 16 November 2005*
Final to 31 March 2006: 23 May 2006*

AGMs and Reports
2005 Annual General Meeting: 14 July 2005
2005 Interim Report: 25 November 2005*
2006 Annual Report: 9 June 2006*
2006 Annual General Meeting: 13 July 2006*

Dividend payment dates
2005 final: payable on 7 October 2005 to shareholders on the register of members at the close of business on 9 September 2005
2006 interim: payable on 3 April 2006* to shareholders on the register of members at the close of business on 10 March 2006*

* Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to: *Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.* A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984*. Shareholders outside the UK should call *+44 121 415 7060.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to UK bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk.* An annual tax voucher will be sent to the shareholder's registered address at the time of the interim dividend payment in March or April each year. The voucher will list all of the dividends paid during the tax year. A tax voucher in respect of the final dividend paid on 1 October 2004 and the interim dividend paid on 1 April 2005 was sent to shareholders in April 2005.

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060.*

Share dealing service #
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way for UK-resident shareholders to buy or sell EMI Group plc shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone dealing call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday, and for internet dealing log on to *www.shareview.co.uk/dealing.* You will need your shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501.*

Individual Savings Accounts (ISA) #
Lloyds TSB Bank plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY,* or by calling their ISA helpline on *0870 24 24 244.*

Monthly Purchase Plan (MPP) #
Lloyds TSB Bank plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to: *The Administrators – Monthly Purchase Plans, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK,* or by calling their MPP helpline on *0870 60 60 268.*

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JPMorgan Chase Bank, N.A. is the Depositary for the Company's ADSs. Enquiries should be directed to: *JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA;* Tel: *1-800 428 4237* (toll-free in the USA) or *1-781 575 4328;*
Website: *www.adr.com*

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from: *DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA;* Tel: *1-615 835 3100.*

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p each in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
The market price of EMI Group plc's Ordinary Shares is available from the EMI Group website at the address shown under Website/general enquiries below. Within the UK, this price is also available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to: *Mailing Preference Service, Freepost 22, London W1E 7EZ,* or call *08457 034599* for an application form. You can also register online at: *www.mpsonline.org.uk*

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2004 is available on the EMI Group website at the address shown under Website/general enquiries below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown below in italics.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its music and music publishing businesses, together with links to its music labels.

General enquiries may be addressed to the Corporate Communications Department at: *EMI Group plc, 27 Wrights Lane, London W8 5SW, UK;* Tel: *020 7795 7000.* Callers from outside the UK should call: *+44 20 7795 7000.* Website: *www.emigroup.com*

The publication of the information in respect of the share dealing service, Individual Savings Accounts and the Monthly Purchase Plan has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

Analysis of Ordinary Shareholdings at 20 May 2005

Range	No. of holdings	%	Balance as at 20 May 2005	%
1 to 500	10,288	48.88	2,097,678	0.27
501 to 1,000	4,689	22.28	3,449,325	0.44
1,001 to 10,000	5,152	24.48	12,204,542	1.54
10,001 to 100,000	476	2.26	16,859,909	2.13
100,001 to 1,000,000	316	1.50	113,772,488	14.41
1,000,001 and over	126	0.60	641,320,095	81.21
Totals	21,047	100.00	789,704,037	100.00

Principal references

Design
SEA

Print
The Colourhouse

Board Photography
Harry Borden

This report is printed on Fineblade paper which is made using elemental chlorine free pulps from sustainably managed forests.

EMI Group plc
27 Wrights Lane
London
W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231